UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   -----------

                                  Form 10-SB/A
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                               SECOND AMENDMENT TO
                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS
        Under Section 12(b) or (g) of The Securities Exchange Act of 1934



                            Branded Media Corporation
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                 (Name of Small Business Issuer in its charter)


          Nevada                                                  20-2053360
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(State or other jurisdiction of                               (I.R.S. Employer
incorporation or organization)                               Identification No.)


             425 Madison Avenue, Penthouse, New York, New York 10017
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(Address of principal executive offices)                             (Zip Code)

                    Issuer's telephone number (212) 230-1941
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        Securities to be registered under Section 12(b) of the Act: None.


Title of each class                               Name of each exchange on which
to be so registered                               each class is to be registered
        N/A                                                    N/A

           Securities to be registered under Section 12(g) of the Act:

                          Common Stock, par value $.001
--------------------------------------------------------------------------------
                                (Title of class)

PART I.........................................................................1

 Item 1.  Description of Business..............................................1
 Item 2.  Management's Discussion and Analysis or Plan of Operation...........13
 Item 3.  Description of Property.............................................15
 Item 4.  Security Ownership of Certain Beneficial Owners and Management......16
 Item 5.  Directors and Executive Officers, Promoters and Control Persons.....18
 Item 6.  Executive Compensation..............................................22
 Item 7.  Certain Relationships and Related Transactions......................25
 Item 8.  Description of Securities...........................................29

PART II.......................................................................31

 Item 1.  Market Price of and Dividends on the Registrant's Common
          Equity and Related Stockholder Matters..............................31
 Item 2.  Legal Proceedings...................................................32
 Item 3.  Changes in and Disagreements with Accountants.......................32
 Item 4.  Recent Sales of Unregistered Securities.............................32
 Item 5.  Indemnification of Directors and Officers...........................39

PART F/S.......................................................................1

 Financial Statements..........................................................1

PART III.......................................................................1

 Item 1.    Index to Exhibits..................................................1
 Item 2.    Description of Exhibits............................................2

SIGNATURES.....................................................................3

                          FORWARD-LOOKING STATEMENTS

      This registration statement on Form 10-SB contains statements that constitute "forward-looking statements." These forward-looking statements can be identified by the use of predictive, future-tense or forward-looking terminology like "believes," "anticipates," "expects," "estimates," or similar terms. These statements appear in a number of places in this registration statement and include statements regarding our intent, belief or current expectations and those of our directors or officers with respect to, among other things: (i) trends affecting our financial condition or results of operations, (ii) our business and growth strategies, and (iii) our financing plans. You are cautioned that any forward-looking statements are not guarantees of future performance and involve significant risks and uncertainties, and that actual results may differ materially from those projected in the forward-looking statements as a result of various factors. Factors that could adversely affect actual results and performance include, among others, our ability to continue as a going concern, technological change and competition. The accompanying information contained in this registration statement, including, without limitation, the information set forth under the heading "Risk Factors" and "Business" identifies important additional factors that could materially adversely affect actual results and performance. You are urged to carefully consider these factors. All forward-looking statements attributable to us are expressly qualified in their entirety by the foregoing cautionary statement.

                                     PART I

Item 1. Description of Business

      In this registration statement, we use the terms "we," "us," "our," "Branded Media" and the "Company" to refer to Branded Media Corporation and Mediacom Entertainment, Inc., a Delaware corporation.

      We are a marketing company that utilizes multi-media platforms to expose our clients' brands or products to the public. At present, the multi-media
platforms  we  deploy  are  television  programs  and  out-of-home   advertising
displays. We believe these formats are more effective than a traditional 30-second television commercial because of the proliferation of digital video recorders (such as DVR and TiVo) to record television programming, which enables the consumer to skip or avoid viewing traditional commercial advertisements while viewing television programming. In the case of our television programs, the brands we expose are in the form of a personality with a particular expertise around which the show is built.

      We execute the principal aspects of our strategy as follows. We identify people that we believe have the talent to carry a television program and, as important, have an expertise that lends itself to the creation of not only the television program but also a line of products. We then negotiate an agreement with the particular person whereby we agree to develop, produce, and distribute (as needed) the television program and develop the personality as a brand in exchange for a percentage of the sales of merchandise and other revenue opportunities (i.e., web and appearances) associated with that brand. After entering into the agreement, we begin to develop and pitch program concepts to various television outlets. When there is interest, we enter into an agreement for the program to be produced (we either produce the programs in-house or co-produce with the outlet or another partner) and broadcast. After the television platform is established, we approach retailers to carry products built around our talent's expertise. The value proposition to the retailer is that the television program provides exposure in an editorial context with limited corresponding media cost. Finally, interested retailers then license our clients' brands and source/sell the products associated therewith.

      We refer to the above process herein as the "Branded Media(TM) Strategy." At present, we have agreements with three clients, and we have placed two of those clients into television programs. We co-produced a special which aired in December 2005. We are currently co-producing a pilot scheduled to air in June 2006, and we have recently placed one of our clients on a network produced morning show.

      Each step of the Branded Media(TM) Strategy is difficult to implement, and the process can be disrupted at any point because each step is dependent upon the successful completion of the prior step. Furthermore, the key element to the strategy is getting our clients on television. This is extremely difficult due to the large number of shows that are presented to networks each day. We believe that the experience and contacts of our management team within the television industry will enhance our ability to accomplish this.

      In addition to focusing on television as a base platform, in October 2005 we acquired out-of-home media specialist, Executive Media Network Inc., which we refer to herein as "EMN." Founded in 1998, EMN utilizes poster-size advertisements in executive lounges at airports as its platform for exposing its clients' products and brands to the public. EMN has the right to sell over 400 media display locations in 138 airline clubs. EMN sells poster advertisements to its clients and splits the revenue with its airline partners.


      EMN enables airline carriers to defray the costs of operating their airline club lounges by creating an incremental and ancillary revenue stream to the airlines. In most cases, EMN provides a turnkey revenue program whereby EMN absorbs all the costs of operating and managing the media display network and shares the revenue with its airline partners. EMN currently has eleven airline carrier partners and three private aviation partners.


      EMN also provides advertisers with a level of accountability with documented passenger traffic from its airline partners.

Background

      We were incorporated under the laws of Delaware in 1968 as Prosher Investment Corp. From 1968 to 1983, we were principally engaged in various real estate activities, including real property development and retail land sales. As of December 31, 1982, we had discontinued our real estate development operations and real estate activities.

      On July 27,  1983,  we  merged  with  and  changed  our  name to  Mediacom
Industries, Inc. Following the merger and through 1987, we concentrated our efforts on developing and financing low-cost film productions. Beginning in 1988, we concentrated our business activities on licensing certain of our motion picture film rights. We also focused our efforts on identifying and acquiring a business or company to rebuild our operations.

      On March 8, 1994, we entered into an agreement with Parasol Group Limited pursuant to which Parasol Group Limited agreed to sell its film and television library to us. On March 9, 1994, we and our subsidiaries filed voluntary petitions under Chapter 11 of the Bankruptcy Code in the District of Delaware. The U.S. Bankruptcy Court approved the agreement with Parasol Group Limited by order entered on March 24, 1994. In August 1999, we were granted final decree from the U.S. Bankruptcy Court and concentrated our efforts in continuing to license our properties in our film, television and music libraries.

      On August 3, 2001, we changed our name to Mediacom Entertainment, Inc. On June 29, 2004, we effected a one-for-four reverse stock split of our common stock. All references in this Form 10-SB to shares of stock have been adjusted to account for this reverse stock split.

      On July 17, 2004, we acquired the Branded Media business strategy from Convergiton, Inc., a Florida corporation, which was an unrelated corporation, in exchange for 3,500,000 shares of our common stock. Prior to this acquisition, Convergiton had been engaged in the development of infomercials, television advertising and music programming.

      On August 20, 2004, we reincorporated under the laws of the state of Nevada by merging with and into Mediacom Entertainment, Inc., a Nevada corporation, that had been incorporated on July 26, 2004. As a result of the transaction, Mediacom Entertainment, Inc., a Delaware corporation, ceased to exist. On October 18, 2004, we changed our name to Branded Media Corporation.

      On October 21, 2005, we acquired EMN, a New York corporation specializing in out-of-home advertising for $2,200,000 in cash and a note for $350,000. Additionally, pursuant to an employment agreement we entered into with Brian Pussilano, President of EMN, as part of the EMN acquisition we granted Mr. Pussilano warrants to purchase 1,000,000 shares of our common stock at $.50 per share as more fully described in Part I, Item 7 - Certain Relationships and Related Transactions and Part F/S - Notes to Financial Statements.

      Our business plan is (i) to integrate our clients' products or brands core messages into television related print and internet programming content to provide exposure in launching and expanding brands, and (ii) to license our properties that are in our film, television and music libraries. We are in the process of commencing commercial operations, have nine full-time employees (together with subsidiary EMN) and own no real estate.


General Business

      We are a multimedia branding company that (i) builds our clients' brands and markets our clients' consumer products through our proprietary strategy, Branded Media(TM), and (ii) licenses our properties in our film, television and music libraries. We also provide services that include the development of television pilots and we give advice with respect to television series production, distribution and development. We are in the process of seeking federal trademark protection for the mark, BRANDED MEDIA. After acquiring the strategy from Convergiton, Inc. we developed Branded Media(TM) to materially increase sales of our clients' products by exposing their brands and their messages mainly through television programming but also through internet programming, print, DVD, Video-on-Demand, and Direct-Response infomercials where appropriate. As part of the compensation for our services, we receive a portion of the revenues generated for our clients by the application of the Branded Media(TM) strategy.

      We intend to position our clients' brands on commercial and public television and receive a portion of the revenues generated from product sales in multiple channels of distribution, such as retail chains, specialty retail, and corporate marketing partners. We also may, if warranted, acquire one or more properties or businesses, and pursue other related activities intended to enhance stockholder value. The acquisition of a business opportunity may be made by purchase, merger, exchange of stock, or otherwise, and may encompass assets or a business entity, such as a corporation, joint venture, or partnership. We intend to seek opportunities demonstrating both potential long-term growth and short-term earnings. In October 2005, we completed the acquisition of Executive Media Network, and we have no specific acquisition plans at this time.

      With the proliferation of digital, cable and video-on-demand as well as the internet, and the completion of the acquisition of EMN, we are not dependent on one or a few clients. However, it should be noted that we currently have signed only three clients for our Branded Media(TM) Strategy.

Brands

      We have contracts with Sandy Ferreira, The Two Meatballs, (Pino Luongo and Mark Strausman), and Chef Jacques Haeringer, under which we will share in several categories of revenue: television production and distribution, book publishing, and merchandising. We continue to pursue other potential clients to whom we desire to provide our brand integration services. To date, we have not entered into any definitive agreements or incurred any other obligations or commitments with any potential clients other than those described below.

      o     Sandy Ferreira

            Sandy Ferreira is a wedding expert and TV personality. A finalist from NBC's "The Apprentice 2," Ms. Ferreira has over 10 years of experience as a bridal shop owner and wedding planner. Ms. Ferreira is on the bridal television show circuit, which caters to audiences of brides-to-be. For Ms. Ferreira, we are currently developing a wedding-themed television series, online presence, "How to `I Do'" books and products, as well as actively seeking commercial endorsements. For this book project, we are not acting as an agent, however, we do receive compensation from the sales of any books. We intend to establish Ms. Ferreira as the friendly face for the wedding industry. Her approach to working with brides and creating "that special day" has built her reputation as trustworthy, understanding and fun. Her charm, good looks and the recognition established on "The Apprentice 2," which had over 20 million viewers per week, will assist in developing her television series.

            We have developed a television show currently entitled "Surprise Weddings" starring Ms. Ferreira, which aired on the Women's Entertainment Network on December 16, 2005 and was aired 14 times thereafter. The program will profile the weddings of two New Orleans's couples whose weddings were disrupted by Hurricane Katrina.

      o     The Two Meatballs

            We have entered into an agreement with veteran chefs Pino Luongo and Mark Strausman to produce and distribute a television cooking series based on the duo's nickname: "The Two Meatballs." Messrs. Luongo and Strausman will star in the program and we will own the end product provided that we pay for the production costs, which will not be determined until we enter into a definitive agreement with a television network that will air the series.

            Messrs. Luongo and Strausman are well known chefs who have worked together for more than 20 years and are successful and highly acclaimed New York restaurateurs. They are well known Italian chefs and their ventures include Coco Pazzo, Campagna, Tuscan Square and NY celebrity hot spot, Fred's at Barney's.

            Mr. Luongo has written four popular cookbooks: Tuscan in the Kitchen, Fish Talk, Simply Tuscan, and La Mia Cucina Toscana.

            Mr. Strausman, also a cookbook author, has been featured on "The Late Show with David Letterman," "Late Night with Conan O'Brien," and as a regular guest on "Martha Stewart Living."

      o     Chef Jacques Haeringer

            Chef Jacques Haeringer is a professional chef with a Washington, D.C. restaurant. Born in Alaska to French parents and trained in classic French cooking, Mr. Haeringer has appeared in several television programs and hosts cooking seminars at his restaurant. Mr. Haeringer has created the "Healthy Desires" brand, which we will exploit. We are also advising Mr. Haeringer by providing market data and related advice concerning his developing a line of cooking and food related products for home shopping outlets.

            We have entered into an agreement with A&E Television Networks, for presentation on The History Channel, to produce and air a pilot, which will be a humorous history of food to be hosted by Chef Jacques. Under the agreement, we will produce the pilot, which is to be delivered by May 15, 2006 and the cable network channel will pay us a fee for delivery of the pilot. Additionally, we will receive a percentage of gross proceeds derived from distribution and exploitation on certain networks of the pilot and the series if the initial option is exercised (described as follows). Additionally, we will receive from the cable network channel certain royalties minus certain fees from distribution of the pilot (and if, produced, series) on videocassettes, videodisc, other video device forms and via the internet and other modes of distribution. The cable network channel will own all rights in the pilot. Under the agreement, the cable network channel has the option, exercisable no later than 150 days following the first telecast of the pilot or September 14, 2006, whichever is later, to require us to produce a minimum of 12 and a maximum of 24 additional episodes of a series substantially similar in look and format to the pilot. If the cable network channel exercises the option, it will be required to pay us a fee per episode to pay the production costs for the related additional episode in order to pay the production costs for that episode. If the cable network channel exercises the above option, it will have two additional options on substantially similar terms as the initial option. Under the agreement, we agree to indemnify the cable network channel and the cable network channel agrees to indemnify us for certain losses. The agreement remains in force so long as the cable network channel has any rights in the pilot. Given that the fees payable are anticipated to cover only the production costs of the episodes and the royalties cannot be expected to occur to any significant degree, this contract should not be considered as likely to meet our financial needs other than for satisfaction of our obligations to produce episodes under the contract.

Client Agreements

      For each client listed above, we have entered into an agreement, each of which has a similar structure. Pursuant to each agreement, the client and we initially agree to enter into a development phase, where, generally, we have the exclusive right, with limited exceptions, to assist the client in developing its brand or content. Once we enter into an agreement with a third party with respect to the production and/or distribution of our clients' content, the licensing of our client's merchandise (as the case may be), our client and we agree to enter into a production period during which the client grants us the exclusive right to exploit the client's brand and produce and distribute the client's content among other things. The initial term of the agreement is the length of the development period, which varies by client, unless the production period has commenced. The production period extends through the termination of the agreement or agreements we enter into with a third party or parties (as the case may be) on behalf of our client. We incur all costs and expenses relating to the development and exploitation of the client's brand and content. The client receives certain fees and compensation under each agreement, including a percentage of the Modified Adjusted Gross Receipts (as described below) and fees associated with merchandise, appearances and books, as the case may be. Additionally, under each agreement, we are compensated with a portion of the Modified Adjusted Gross Revenues generated from various categories including:

television licensing; publishing; merchandise; endorsements; live appearances; and franchising. Pursuant to the client agreements, "Modified Adjusted Gross Receipts" means all non-refundable gross receipts actually received in the United States from all sources worldwide, excluding money paid to us to pay for us to fund the development, production or distribution costs that are or will be actually incurred by us under a reasonable production budget, in connection with the exploitation of the client's services and/or the client's brands pursuant to each agreement for television, radio, internet or merchandise production, less the following items in the following order determined on a cash basis: (i) our distribution fee; (ii) our unrecouped distribution expenses and costs, if any, paid or incurred by us in direct connection with the exploitation of the client's services and/or the client's brands, (iii) any unrecouped third-party participations incurred by us (other than net profit participations) that are accrued, currently disbursable, and payable by us in connection with the exploitation of the client's services or client's brands; (iv) our recoupment of any and all sums paid to the client, (v) any and all other unrecouped costs paid or incurred by us in direct connection with the development of, production of, post-production of and/or acquisition of rights for any and all exploitation of the client's services or the client's brands, and (vi) interest at a rate of prime plus one percent (1%) per annum on the amount of any unrecouped costs financed by us.

Other Agreements

      In February 2006, we entered into an agreement with This Old House Ventures, Inc., that produces an existing cable television series pursuant to which we will provide services that include the development of two new television pilots and in connection with the production of a current television series and related specials and spin-offs. In addition, under the agreement, we will provide the cable television series with other services including advising the cable television series with respect to series production, distribution and development matters in connection with the cable television series' cable television licensing negotiations, pledge specials and other related activities. The term of the agreement is six months terminable upon 30 days notice. The agreement is extendable upon written approval of the parties. In consideration for our services, the cable television series is obligated to pay us under the agreement certain fees per month during the term and a pilot development fee for each pilot completed. Additionally, the cable television series is obligated to pay us a production commitment fee per pilot upon production commitment by a television network of each respective pilot. We believe that our monthly fees under this agreement, together with the production commitment fees and the pilot development fees will be sufficient to pay any expenses we incur in fulfilling our obligations under the agreement. The cable television series will own all rights to the pilots and services provided by us under the agreement. Under the agreement, we are prohibited from developing any programming that will compete on a content or broadcast time-slot basis with the cable television series programming without the cable television series' consent.

      In April 2006, we purchased 80% of Touch of Grace, Ltd., a limited liability company registered in the United Kingdom which owns a thirty-year license to exclusively exploit throughout the world the name and likeness of Grace Leo-Andrieu as related to the "Touch of Grace" brand and the brand name and mark "A Touch of Grace." In connection with this purchase agreement, Touch of Grace, Ltd. executed a Talent Services Agreement with Ms. Leo-Andrieu, pursuant to which Ms. Leo-Andrieu agreed to lend her name and likeness to produce and develop television programming and a branded licensing program for the lines of products exploiting the Grace Leo-Andrieu name or likeness and/or the Touch of Grace brand. In consideration of her services, Touch of Grace, Ltd. is obligated to pay Ms. Leo-Andrieu an annual fee, and she is entitled to receive a certain percentage of the program production budget for hosting services for each program. The Talent Services Agreement expires in 2036.

Executive Media Network

      On October 21, 2005, we acquired EMN, a New York corporation specializing in out-of-home advertising, for $2,200,000 in cash and a note for $350,000. Additionally, pursuant to an employment agreement we entered into with Brian Pussilano, President of EMN, as part of the EMN acquisition we granted Mr. Pussilano warrants to purchase 1,000,000 shares of our common stock at $.50 per share as more fully described in Part I, Item 7 - Certain Relationships and Related Transactions and Part F/S - Notes to Financial Statements.

      EMN has created a worldwide media display network that enables advertisers to target the first-class and business-class customers of most major airline carriers, an audience of affluent, decision-making consumers. Through multi-year agreements between certain United States and foreign flag airline carriers, EMN has the right to sell over 400 media display locations throughout the world in 138 airline clubs, creating approximately 6.4 million impressions monthly.

Other Assets

      Film, Television and Music Library

      In 1994 we acquired the Parasol Library, which we refer to herein as the "Library." Since the acquisition of the Parasol Library in 1994 the asset has generated in excess of $2,600,000 in licensing revenue. During our last three fiscal years ended September 30, 2005, 2004 and 2003, the Parasol Library generated no revenue. However, we have realized no net profits from this revenue because, as described below, the revenue was wrongfully diverted from us by the individual who was then CEO of the company. These events occurred prior to our current management being appointed to their current positions. We intend to build on our Library licensing base through television and broadcasting, DVD, Video-on-Demand and Direct Response infomercials.

      The Library consists of film, television, and music programming produced from the 1920's through the 1980's. The following is a brief summary of representative programming in the library.

      o Applause 50's Television Series: programming featuring artists such as Angela Lansbury, Paul Newman, Bette Davis, and Natalie Wood.

      o Groove 40's Music: complete with videos from artists including Frank Sinatra, Duke Ellington, and Lena Horne.

      o Groove 60's Country Music: complete with videos from artists including Johnny Cash and George Jones;

      o Cinevue Classic Films: films spanning the 1920's through the 1980's, including such originals as Diary of Forbidden Dreams, The Phantom of the Opera, and The Mask; and

      o Classic Sports Zone: From the 1960's, "Las Vegas Fight of the Week," Professional Wrestling, and "Celebrity Billiards with Minnesota Fats."

      The materials in the Library have varying terms of copyright protection. The materials in the Library span a considerable time period and the number of copyrights expiring each year is minimal and does not have a significant impact upon the Library's value from year to year. Further, even if a film or other material enters the public domain upon expiration of its copyright, the film or other material does not become worthless. For example, if we are the only holder of a master of a public domain film, the asset still maintains value. Owning the master of a film allows the owner to enhance the film, obtain a copyright for the enhanced film and exploit the enhanced film's new value. In fact, after acquiring the Library, we enhanced the materials identified in each category above, which were taken from the public domain, and enhanced or changed them enough for us to be granted a "new work" copyright. As a result, we have the exclusive right to exploit the new version of these materials that we created in accordance with the new copyrights granted, however, to date no revenue has been generated. Thus, the expiration of a small number of copyrights from year to year in light of the above does not materially impact the value of the Library.

      In November 2005, we entered into an agreement with August Entertainment/Cascante Organization, LLC, which we refer to herein as the "Sales Agent," to market our Library in foreign markets. The agreement calls for the Sales Agent to be paid 25% of all gross receipts generated and collected from the licensing of the Library to each licensee. Currently, we license three films from the Library for a term of four years, which will end in April 2006, for broadcast in the United Kingdom, Northern Ireland and the Republic of Ireland for a total license fee of $16,500, which previously has been paid to us.

      The wrongful diversion of the Library's revenue occurred from 1994 through 2000, when our then CEO, without our authorization, licensed material from our film and television library and caused the money to be diverted to a company other than us. Donald Taylor and Joseph Coffey, both of whom are currently members of our management team, discovered this diversion in early 2000. In August of 2000, our Board of Directors terminated the former CEO. In September 2000, Group III Capital, 50% of which is owned by each of Donald Taylor and Joseph Coffey and which had made an investment in us, sued the then CEO in the Southern District of New York under the Racketeer Influenced and Corrupt Organization (RICO) Act and other related federal statutes. Group III Capital, not us, filed suit in this action based upon a priority lien (which has since been removed) that it held at the time of the illicit licensing. This lien entitled Group III Capital to any and all proceeds generated from the licensing of any material in the library. The court ruled in favor of Group III Capital, Inc. by default judgment in April 2003. Group III Capital, Inc. subsequently settled the judgment with the former CEO.

Competition

      We consider many companies in various industries competitors in one form or another. We compete with advertising agencies, talent agencies and production houses. We blend various disciplines from each of these industries and deploy one or more of them for our respective client brands and individual talents in a customized fashion that we believe is directly suited to the specific attributes of each.

Employees

      We and our wholly owned subsidiary, EMN, currently have a combined total of nine full-time employees. In addition to our full-time employees, management has and expects to continue to use consultants, attorneys and accountants as necessary, and will likely engage additional full-time employees so long as it is seeking and evaluating business opportunities. We also intend to use independent contractors to assist us in assessing business opportunities and to provide business advice on a regular basis.

Risk Factors

      Investing in our common stock involves a high degree of risk. Any potential investor should carefully consider the risks and uncertainties described below before purchasing any shares of our common stock. The risks described below are those we currently believe may materially affect us.

                         RISKS RELATED TO OUR COMPANY

Our Branded Media(TM) Strategy is difficult to implement and the process can be disrupted.

      Each step of the Branded Media(TM) Strategy is difficult to implement and the process can be disrupted at any point because each step is dependent upon the successful completion of the prior step. Furthermore, one of the key elements to the strategy is getting our clients on television. This is extremely difficult due to the large number of shows that are presented to networks each day. There is no assurance that we will be successful in getting our clients on television or successfully marketing our clients' brands.

Our independent auditors' report indicates a substantial doubt about our ability to continue as a going concern, which means that an investment in our shares is extremely risky.

      Our auditors' report (see page F-1) indicates that there is substantial doubt about our ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. If our business fails, the value of any capitalized items would be adjusted to reflect a distressed market value. We currently have no cash reserves and rely on cash from capital raised from investors. There is no assurance these funds will continue to be available, however, we have financed operations to date through sales of our equity securities and issuance of debt instruments to related and unrelated parties. There can be no assurance that outside financing will be available to us. In any event, we cannot continue without continuing to raise additional capital from affiliates or outside investment capital.

We have limited ability to pay back all of our outstanding debt when it becomes due.

      The following table identifies our outstanding promissory notes, when each note becomes due, and the outstanding principal and interest as of March 31, 2006.


     Debt Type        Principal + Interest    Interest Rate      Maturity Date
-----------------     --------------------    -------------      -------------
Promissory Notes          $1,015,970              0-21%            On demand
Convertible Notes         $  789,416                12%               (1)
Bridge Notes              $  385,268                12%            On demand
EMN Acquisition           $  380,001                12%            On demand


(1) Earlier of 30 days after the closing of $5 million in financing or 12 months from date of note. However, of the principal and interest indicated in the above table, a note with a principal and interest of $288,671 (as of March 31, 2006) is due on May 18, 2006.

      Due to our limited financial resources, we have limited ability to pay our outstanding debt when it is due. We continue to raise capital to cover the operation of the business and the terms of the Notes Payable have been contemplated in the planning for the financing of the operation of the business. However, at the present time the Company does not have the cash on hand to meet the Notes Payable upon demand.

We have a limited operating history under the Branded Media(TM) strategy business.

      The Company was formed in Delaware in October 1968. In July 2004, we reincorporated in Nevada, and in October 2004, we changed our name to Branded Media Corporation. Our history with respect to film and television production and licensing dates back to 1983.

      We and our wholly owned subsidiary, EMN, currently have a combined total of nine full-time employees. Because of our acquisition of the Branded Media(TM) strategy business in August 2004, we have a limited operating history under our Branded Media(TM) strategy business. We are subject to all of the business risks and uncertainties associated with any business enterprise, including the risk that we will not achieve our business objectives. We cannot predict that our future operations will be profitable. Investors in our stock would have limited information on which to base an evaluation of our prospects for achieving our business objectives.

We have had operating losses in the past and there is no assurance that we will ever operate profitably.

      We have reported net losses of $24,082,168 for the fiscal year ended September 30, 2005 and $644,294 for the fiscal year ended September 30, 2004. Our operating costs currently exceed our revenues, and there is no assurance that this will change. We can give no assurances that we will ever make a profit or that we will not lose all amounts invested in us, through operating expenses or capital losses.

Our ongoing overhead exceeds our incoming revenue and our cash resources are extremely limited.

      Our overhead exceeds our revenue. We need to increase our sources of revenue and/or funding in order to sustain operations for the long run. Further, we need to raise additional capital to satisfy our cash requirement and launch our new business strategy. We expect to satisfy our future funding requirements through revenues generated by our operations, the proceeds of public or private offerings of our securities, loans from financial institutions or our stockholders, acquisitions of other businesses such as EMN, or a combination of the foregoing. Additionally, we have also engaged the firm of Westminster Securities Corp. to provide certain financial and business advice and to assist us in raising additional capital. There is no assurance that our operations will be able to satisfy our future funding requirements and there is no guarantee that additional financing will be available when needed or on terms acceptable to us. Failure to raise additional capital is likely to impede us from continuing as a going concern.

Our industry is highly competitive and many of our competitors have more resources than we do.

      We compete in multimedia branding business with a number of other companies. Many of these competitors have financial and other resources vastly exceeding those available to us. We cannot be sure that we will be successful in acquiring and developing profitable clients in the face of this competition.

Attempts to grow our business could have an adverse effect.

      Because of our small size, we desire to grow rapidly in order to achieve certain economies of scale. Although there is no assurance that this rapid growth will occur, to the extent that it does occur, it will place a significant strain on our financial, technical, operational and administrative resources. As we increase our services and enlarge the number of our clients, there will be additional demands on our financial, technical and administrative resources. The failure to continue to upgrade our technical, administrative, operating and financial control systems or the occurrence of unexpected expansion difficulties, including the recruitment and retention of certain employees, could have a material adverse effect on our business, financial condition and results of operations.

We have very limited financial resources and will require additional financing.

      To date, for our funding we have relied on investments by private investors and by borrowing funds from lenders.

      We expect our current cash in the bank of approximately $8,820 and EMN's cash in the bank of approximately $180,487 at April 25, 2006 to satisfy our cash requirements through May 31, 2006. We will also have access, as needed, to the available cash flow from our wholly owned subsidiary, EMN. However, until we pay off the $350,000 note we issued as part of the purchase price of EMN, Brian Pussilano has access to 50% of EMN's available cash flow. Thus, for the immediate future, we will not have complete access to the EMN cash flow. Additionally, we have also engaged the firm of Westminster Securities Corp. to provide certain financial and business advice and to assist us in raising additional capital.

      We only have $1,163,461 in current assets, all of which was cash and cash equivalents, deferred financing costs and prepaid expenses, at December 31, 2005. Our total current liabilities at December 31, 2005, which include $354,000 in accrued compensation owed to some of our senior executive officers, were $3,841,733.

      In order to effectively run our business, we will require additional working capital. We will seek to satisfy our future funding requirements through revenues generated through our operations, the proceeds of public or private offerings of our securities, or through loans from financial institutions or our stockholders. At the present time, we do not have any written or verbal commitments from any source of financing. Additional financing may not be available when needed or on terms acceptable to us. Unavailability of financing may result in delays in making capital expenditures that management believes are necessary to effectively operate our business and compete in our market. To the extent that we raise additional capital by issuing equity securities, your ownership interest would be diluted. Failure to raise additional capital is likely to impede us from continuing as a going concern.

Certain of our film and television assets that we license to third parties are subject to copyright protection that may expire in the near future. At that time, these assets will enter the public domain, and we will lose any value that we have in them.

      Certain of our assets, including our film and television recordings (as more fully described in Part I, Item I - Description of Business), that we license to third parties are protected by federally registered copyrights that were generally obtained in 1998. Copyright protection is finite and the copyright protection of these assets will expire in the future. Upon the expiration of copyright protection, these assets will enter the public domain and will be freely useable by the public without a license from us.

There is a limited market for our common stock, and an investor cannot expect to be able to liquidate his investment regardless of the necessity of doing so.

      The prices of our shares are highly volatile. During the six months prior to February 28, 2006 the market price of our stock as traded on the pink sheets had ranged from $0.85 to $0.24. The variance in our stock price makes it extremely difficult to forecast with any certainty the price at which it may be bought or sold at anytime. The market price of our common stock could be subject to wide fluctuations as a result of factors that are out of our control, such as:

      o     actual or anticipated variations in our results of operations;

      o     naked   short   selling  of  our  common   stock  and  stock   price
            manipulation; and

      o     general economic, political and market conditions.

      Due to the low price per share of our stock, many brokerage firms may not effect transactions and may not be willing to deal with our stock as it may not be economical for them to do so. This could have an adverse effect on developing and sustaining the market for our shares. In addition, there is no assurance that an investor will be in a position to borrow funds using our shares as collateral.

Our common stock is extremely illiquid, and investors may not be able to sell as much stock as they want at prevailing market prices.

      The daily trading volume of our common stock is often limited. If limited trading in our stock continues, it may be difficult for investors to sell their shares in the public market at any given time at prevailing prices.

As of March 31, 2006, 44,922,576 shares of our common stock on a fully diluted basis are restricted from immediate resale, but may be sold into the market in the near future. This could cause the market price of our common stock to drop significantly, even if our business is doing well.

      44,922,576 shares of our common stock on a fully diluted basis, which consist of 14,128,243 shares of our common stock that is restricted from resale currently issued and outstanding, plus 18,194,333 shares of our common stock issuable upon exercise of outstanding warrants, plus 1,400,000 shares of our common stock issuable upon the conversion of outstanding convertible notes and 11,200,000 shares of our common stock issuable upon the conversion of shares of our Series A preferred stock currently issued and outstanding, are "restricted securities" as that term is defined under the Securities Act. Though not currently registered, these restricted securities may be sold in compliance with Rule 144 of the Securities Act or pursuant to a future registration statement. Rule 144 provides that a person holding restricted securities for a period of one year or more may, sell those securities in accordance with the volume limitations and other conditions of the rule. Sales made pursuant to Rule 144 or 144(k), or pursuant to a registration statement filed under the Securities Act, could result in significant downward pressure on the market price for our common stock.

Obtaining additional capital through the future sale of common stock and derivative securities will result in dilution of stockholder interests.

      We plan to raise additional funds in the future by issuing additional shares of common stock or securities that are convertible into common stock, such as convertible notes, options, warrants or convertible preferred stock. Any such sale of common stock or other securities will lead to further dilution of the equity ownership of existing holders of our common stock.

We do not intend to pay dividends to our stockholders, so you will not receive any return on your investment in our Company prior to selling your interest in the Company.

      We have never paid any dividends to our stockholders. We currently intend to retain any future earnings for funding growth and, therefore, do not expect to pay any dividends in the foreseeable future. If we determine that we will pay dividends to the holders of our common stock, we cannot assure that such dividends will be paid on a timely basis. As a result, you may not receive any return on your investment prior to selling your shares in our company and, for the other reasons discussed in this "Risk Factors" section, you may not receive any return on your investment even when you sell your shares in our company.

Our common stock meets the definition of "penny stock" and is extremely illiquid, so investors may not be able to sell as much stock as they want at prevailing market prices.

      Our common stock is subject to additional disclosure requirements for penny stocks mandated by the Penny Stock Reform Act of 1990. The SEC Regulations generally define a penny stock to be an equity security that is not traded on the NASDAQ Stock Market and has a market price of less than $5.00 per share. Depending upon our stock price, we may be included within the SEC Rule 3a51-1 definition of a penny stock and have our common stock considered to be a "penny stock," with trading of our common stock covered by Rule 15g-9 promulgated under the Securities Exchange Act of 1934. Under this rule, broker-dealers who recommend such securities to persons other than established customers and accredited investors must make a special written disclosure to, and suitability determination for, the purchaser and receive the purchaser's written agreement to a transaction prior to sale. The regulations on penny stocks limit the ability of broker-dealers to sell our common stock and thus may also limit the ability of purchasers of our common stock to sell their securities in the secondary market. Our common stock will not be considered a "penny stock" if our net tangible assets exceed $2,000,000 or our average revenue is at least $6,000,000 for the previous three years.

Item 2. Management's Discussion and Analysis or Plan of Operation

      The following discussion and analysis should be read in conjunction with the accompanying financial statements and the notes to those financial statements included elsewhere in this Form 10-SB. The following discussion includes forward-looking statements that reflect our plans, estimates and beliefs and involve risks and uncertainties. Our actual results could differ materially from those discussed in these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed below and elsewhere in this Form 10-SB.

      We have not had revenue during our previous two fiscal years ended September 30, 2005 and 2004.

Plan of Operation

      We have embarked on a plan to launch our new business strategy. To date, we have devoted substantially all of our resources to identify, develop and expose our clients' brands and products. The Branded Media Strategy is complex to implement and the process can be disrupted at any point because each step is dependent upon the successful completion of the prior step.

      We have a plan to raise capital to launch our new business strategy, and during the next 12 months will need to continue to raise capital to satisfy cash requirements for operations, investing and financing activities.

      As of March 31, 2006, we have raised $2,600,000 as part of our preferred stock offering. To obtain working capital for the next 12 months through March 31, 2007, a New York investment banking firm is assisting us with raising the balance of the $4 million to $6 million preferred stock financing. We have also engaged the firm of Westminster Securities Corp. to provide certain financial and business advice concerning our business. After we become a reporting company, it is anticipated that Westminster Securities will assist us in raising additional capital. Failure to raise additional capital is likely to impede us from continuing as a going concern. See Part II, Item 4. - Recent Sales of Unregistered Securities for additional information concerning our recent capital-raising activities.

      To date we have entered into contracts with Sandy Ferreira, The Two Meatballs (Pino Luongo and Mark Strausman), and Chef Jacques Haeringer and an existing cable television series. See Part I, Item 1 - Description of Business, Brands for additional information. We intend to build our clients' brands and market our clients' consumer products, under which we will share in several categories of revenue: television production and distribution, book publishing, and merchandising. We will continue to pursue other potential clients to whom we desire to provide our brand integration services. We have also identified an expert in the field of marketing nostalgia-based libraries, and in November 2005, we entered into an ____ year agreement dated November 2005 with this individual to increase the licensing of our properties in the Library.

      We do not intend to purchase any significant property or equipment during the next 12 months. Our wholly owned subsidiary, EMN, and we have a combined total of nine full-time employees. In addition to the full-time employees, we expect to continue to use consultants, attorneys and accountants as necessary and will likely engage additional full-time employees so long as it is seeking and evaluating business opportunities. We expect to add five new full-time employees to direct and manage certain operating activities including but not limited to production, branding and licensing.

      On October 11, 2005, we raised $2.2 million in a Series A preferred stock financing the purpose of which was to acquire the Executive Media Network
("EMN"). EMN is now a wholly owned subsidiary of ours and operates as a stand-alone separate legal entity and is included in our unaudited consolidated financial results as of December 31, 2005. We do not source or use EMN's cash balances or funds provided by operations to help finance our own business activities.

      For the period ended December 31, 2005, EMN generated $1.2 million in gross revenues, and $0.2 million in operating income. Payments to customers under revenue share arrangements and payments to advertising agencies totaled $0.7 million in the aggregate for the period. EMN does not have any outstanding debt with related or unrelated parties, and funds its business internally with cash provided by operations. EMN does not pay any dividends and is not required to maintain any significant investments in long-lived assets to operate its business.

      We expect our current cash in the bank of approximately $8,820 and EMN's cash in the bank of approximately $180,487 at April 25, 2006 to satisfy cash requirements through May 31, 2006.

Liquidity and Capital Resources

      We have accumulated losses from operations and require additional financing. We will need to obtain additional capital through the sale of our common stock or other financial instruments. Ultimately, we need to generate revenues and positive cash flow, and attain profitable operations.

      Cash and cash equivalents plus cash provided from the issuance of debt and common stock were used to fund operating, investing and financing activities from October 1, 2003 through December 31, 2005.

      Net cash used in operating activities increased significantly during the period ended December 31, 2005 when compared with net cash used in operating activities for the period ended September 30, 2005. Subsequent to September 30, 2005, in order to conserve cash, our senior executives have not been paid for their services between the dates of October 1, 2005 and April 10, 2006. An expense of $266,000 has been accrued in the financial statements as of December 31, 2005. Also, during that same period, the cash flow activity from EMN operations has been included with our financial results and consolidated for the first time.

      The following table identifies our outstanding debt, when each note becomes due, and the outstanding principal and interest as of March 31, 2006.



     Debt Type        Principal + Interest      Interest Rate    Maturity Date
-----------------     --------------------      -------------    -------------
Promissory Notes          $1,015,970                 0-21%         On demand
Convertible Notes         $  798,416                   12%            (1)
Bridge Notes              $  385,268                   12%         On demand
EMN Acquisition           $  380,001                   12%         On demand

(1) Earlier of 30 days after the closing of $5 million in financing or 12 months from date of note. However, of the principal and interest indicated in the above table, a note with a principal and interest of $288,671 (as of March 31, 2006) is due on May 18, 2006.

      Due to limited financial resources, we have limited ability to pay our outstanding debt when it is due. We will continue to raise capital to cover the operation of the business and the terms of the Notes Payable have been contemplated in the planning for the financing of the operation of the business. However, as of March 31, 2006, we do not have the cash on hand to meet the Notes Payable upon demand.

      On November 30, 2005, we sold 15,000 shares of Series A preferred stock for $150,000 to an accredited investor. On August 30, 2005, we issued a Secured Promissory Note in the principal amount of $350,000 at 12% interest per annum to The Vantage Funds. The note is due and payable upon the earlier to occur of (i) seven days following the closing of a $4,000,000 equity financing or (ii) December 31, 2005. On January 20, 2006, we issued a warrant to Vantage to purchase 250,000 shares of common stock in consideration for granting us forbearance on debt repayment to March 29, 2006. The exercise price of the warrant is $.50 per share and it expires on January 20, 2011. When the Secured Promissory Note had not been paid on the extended due date, The Vantage Funds delivered a notice of default. As of April 24, 2006, principal and interest due under the Secured Promissory Note had not been paid. We believe we will be able to make this payment on or about May 1, 2006. From March 2005 through September 2005, we raised $900,000 through the issuance of convertible secured promissory notes with an interest rate of 12% per annum. These notes are due and payable upon the occurrence of (i) 30 days following the closing of a $5,000,000 financing or (ii) 12 months after the issuance of the respective convertible note. On October 11, 2005, we received proceeds of $2.2 million from the sale of 220,000 shares of our preferred stock to The Vantage Funds and used all of the proceeds to acquire Executive Media Network. We are in the process of attempting to raise the balance of a $4 million to $6 million private financing to provide us with working capital. See Part II, Item 4. - Recent Sales of Unregistered Securities for additional information concerning the above transactions.

      If the additional financing or arrangements cannot be obtained, we would be materially and adversely affected and there would be substantial doubt about our ability to continue as a going concern.

Off-Balance Sheet Arrangements

      We have no off-balance sheet arrangements.

Item 3. Description of Property

      We rent office space located at 425 Madison Avenue, New York, New York 10017. Our offices are leased from a third party lessor under a ten-year non-cancellable operating lease ending in 2012. Under the operating lease, we are obligated to make future minimal rental payments as follows.

                Years Ending September 30,       Amount
                --------------------------       ------

                         2006                  $  115,800
                         2007                  $  124,800
                         2008                  $  127,800
                         2009                  $  127,800
                         2010                  $  127,800
                      Thereafter               $  159,750
                                               ----------
                                               $  783,750
                                               ==========

Item 4. Security Ownership of Certain Beneficial Owners and Management

      As of March 31, 2006, we had a total of 29,363,625 shares of common stock and 280,000 shares of preferred stock issued and outstanding. The following table sets forth, as of March 31, 2005, the number of shares of common stock owned of record and beneficially by persons who beneficially own 5% or more of our outstanding common stock as well as the number of shares of common stock owned of record and beneficially by each of our officers and directors, and by our officers and directors as a group.

                                                                              Number of Shares      Percent of
      Name and Address (1)                          Title of Class         Beneficially Owned (2)   Class Owned
      --------------------                          --------------         ----------------------   -----------
Eve Krzyzanowski (3)                                 Common Stock                3,525,000             11.2%
Donald C. Taylor (4)                                 Common Stock                5,244,224             15.8%
Joseph J. Coffey (5)                                 Common Stock                5,460,258             16.4%
Michael S. Scofield (6)                              Common Stock                  250,000               *
Gary Kucher (7)                                      Common Stock                  254,000               *
Sarah Frank (8)                                      Common Stock                  250,000               *
Brian Pussilano (10)                                 Common Stock                1,000,000             3.3%
Suzanne D. Jaffe (13)                                Common Stock                  250,000               *
James J. Cahill (11)                                 Common Stock                2,259,523             6.5%
All directors and officers as a group (9 in          Common Stock               18,243,005            43.0%
number) (3), (4), (5), (6), (7), (8), (10),
(11), (13)
Endeavor Holdings, Inc.                              Common Stock                1,731,575             5.9%
   30 Broad Street, 34th Floor
   New York, NY  10004
Paul Whitehead (9)                                   Common Stock                2,275,000             6.1%
The Vantage Funds (12)                               Common Stock               10,325,000            26.0%
   600 Main Street, Suite 110                  Series A Preferred Stock            220,000            78.6%
   Stroudsburg, PA  18360

----------
*     Indicates less than 1%.

(1) Unless otherwise indicated, the address of each of the persons listed above is the Company's address at 425 Madison Avenue, Penthouse, New York, New York 10017.

(2) The number of shares and the percentage of the class beneficially owned by each of the individuals and the entities above are determined under rules promulgated by the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares as to which the individual has sole or shared voting power or investment power and also any shares that the individual has the right to acquire within 60 days through the exercise of any stock option or other right. Unless otherwise indicated, each person or entity named in the table has sole voting power and investment power (or shares such power with his spouse) with respect to all shares of capital stock listed as beneficially owned by such person or entity.

(3) Includes (a) 1,500,000 shares of common stock held by Ms. Krzyzanowski, and (b) a warrant issued to Ms. Krzyzanowski pursuant to her employment agreement with us to purchase 2,000,000 shares of common stock at $.01 per share and, which may be exercised any time on or before November 17, 2014.
      (c) a warrant issued to Ms. Krzyzanowski as consideration for lending us $25,000 to purchase 25,000 shares of our common stock at $.56 per share, which may be exercised any time on or before September 28, 2010.

(4) Includes (a) a warrant issued to Mr. Taylor, which was subsequently assigned to The Taylor 1st Family Ltd. Partnership of which Mr. Taylor is the General Partner, pursuant to his employment agreement with us to purchase 1,500,000 shares of common stock at $.01 per share, which may be exercised any time before November 17, 2014, (b) a warrant issued to Mr. Taylor to purchase 2,230,000 shares of common stock at $.01 per share at any time on or before July 19, 2015, which warrant was subsequently assigned to The Taylor 1st Family Ltd. Partnership of which Mr. Taylor is the General Partner, and (c) 830,000 shares of common stock held by The Taylor 1st Family Ltd. Partnership of which Mr. Taylor is the General Partner. This total also includes 584,224 shares of common stock, which were gifted by Mr. Taylor to members of his immediate and extended family. Mr. Taylor disclaims beneficial ownership of the common stock held by his immediate family members. The foregoing transactions are more fully described in Item 7 - Certain Relationships and Related Transactions below.

(5) Includes (a) a warrant issued to Mr. Coffey pursuant to his employment agreement with us to purchase 1,500,000 shares of common stock at $.01 per share, which may be exercised any time on or before November 17, 2014, (b) a warrant issued to Mr. Coffey pursuant to an agreement with us to purchase 2,230,000 shares of common stock at $.01 per share, which may be exercised any time on or before July 19, 2015, (c) eight warrants issued to Mr. Coffey as consideration for lending us $172,500 to purchase 172,500 shares of our common stock (as reported by Bloomberg) on the dates the corresponding promissory notes were issued (d) a warrant issued to Mr. Coffey as consideration for lending us $2,500 to purchase 2,500 shares of our common stock at $.30 per share anytime on or before November 18, 2010,
      (e) a warrant issued to Mr. Coffey as consideration for lending us $4,000 to purchase 4,000 shares of our common stock at $.29 per share anytime on or before December 1, 2010, (f) 1,555,758 shares of common stock individually held by Mr. Coffey and (g) a warrant issued to Mr. Coffey as consideration for lending us $2,000 to purchase 2,000 shares of our common stock at $.50 per share anytime on or before January 16, 2016. The foregoing transactions are more fully described in Item 7 - Certain Relationships and Related Transactions below.

(6) Consists of a warrant issued to Mr. Scofield, a member of our Board of Directors, to purchase 250,000 shares of common stock at $.50 per share, which may be exercised any time on or before March 31, 2010.

(7) Consists of (a) a warrant issued to Mr. Kucher, a member of our Board of Directors, to purchase 250,000 shares of common stock at $.50 per share, which may be exercised any time on or before July 19, 2010 and (b) 4,000 shares of our common stock held by Mr. Kucher.

(8) Consists of a warrant issued to Ms. Frank, a member of our Board of Directors, to purchase 250,000 shares of common stock at $.50 per share, which may be exercised any time on or before July 19, 2010.

(9) Includes (a) a warrant issued to Mr. Whitehead pursuant to his employment agreement with us to purchase 1,500,000 shares of common stock at $.01 per share, which may be exercised any time on or before May 2, 2015, and (b) 775,000 shares of our common stock held by Mr. Whitehead.

(10) Consists of a warrant issued to Mr. Pussilano pursuant to his employment agreement with us to purchase 1,000,000 shares of common stock at $.50 per share, which may be exercised any time on or before October 21, 2015.

(11) Consists of (a) 639,523 shares of our common stock held by Mr. Cahill, a member of our Board of Directors and (b) a warrant issued to Mr. Cahill to purchase 250,000 shares of common stock at $.50 per share, which may be exercised any time on or before November 15, 2010. Mr. Cahill is the
      President and Chief Executive Officer of McKim Capital, Inc., an NASD broker-dealer, which is a wholly owned subsidiary of Stellar McKim LLC ("Stellar McKim") of which Mr. Cahill is a Managing Partner. Mr. Cahill is also a Managing Member and the Chief Executive Officer of McKim and Company LLC ("McKim"), which is part owner of Stellar McKim. We have issued to McKim the following securities for certain financial services provided to us, which are also identified in the above table (a) a warrant to purchase 880,000 shares of our common stock, (b) a warrant to purchase 180,000 share of our common stock and (c) a warrant to purchase 60,000 share of our common stock. The 1,120,000 shares of common stock purchasable upon issuance of the foregoing warrants are included in the number reflected in the above table.

(12) The common stock amount consists of (a) a warrant issued to The Vantage Funds pursuant to the Series A Preferred Stock Purchase Agreement to purchase 1,100,000 shares of our common stock at $.50 per share, which may be exercised at any time on or before October 11, 2010, (b) 8,800,000 shares of our common stock issuable upon conversion of the 220,000 shares of Series A preferred stock held by The Vantage Funds, which may be converted at any time at the option of the holder, and (c) a warrant issued to The Vantage Funds as part of the Bridge Financing to purchase 175,000 shares of our common stock at $.50 per share, which may be exercised at any time on or before August 29, 2010.

(13) Consists of a warrant issued to Ms. Jaffe, a member of our Board of Directors, to purchase 250,000 shares of our common stock at $.50 per share, which may be exercised any time on or before November 15, 2010.

Change in Control

      We are unaware of any contract or other arrangement, the operation of which may, at a subsequent date, result in the change in control of the Company. The Company's by-laws have no provision that could delay a change in control of the Company.

Item 5.     Directors and Executive Officers, Promoters and Control Persons

      The directors and executive officers currently serving the Company are as follows:

      Name         Age                  Position
----------------   ---   -------------------------------------------------------
Eve Krzyzanowski    54   Chief Executive Officer and Director
Donald C. Taylor    57   President, Chief Financial Officer, Vice Chairman,
                         Director
Joseph J. Coffey    40   Chief Operating Officer, General Counsel and Director
Gerald M. Labush    58   Secretary
Michael Scofield    62   Chairman, Director
Gary Kucher         42   Director
Sarah Frank         59   Director
Brian T.            60   President, Executive Media Network
Pussilano
Suzanne D. Jaffe    62   Director
James J. Cahill     44   Director

------------------------------------------------------------------------------
Management

      The  following  identifies  background   information  for  our  directors,
officers and other key employees.

      Eve Krzyzanowski is our Chief Executive Officer and a member of our Board of Directors. She has served as CEO since January 2005 and as a member of our board since October 6, 2005. From February 2003, prior to her employment with us, Ms. Krzyzanowski provided branding consulting services through her solely owned company, Eve Video Enterprises. For four years until February 2003, she was Senior Vice President of Martha Stewart Omnimedia's (MSO) television operations. She served on MSO's Senior Executive Committee and supervised (Executive Producer) the production and distribution of Martha Stewart Living - a daily nationally syndicated program as well as three daily cable series and Martha Stewart's Public Television and CBS Holiday Specials.

      Ms.   Krzyzanowski   has  held  senior   executive   positions   with  P&L
responsibility   for  twenty   years.   Her   background   includes   marketing,
merchandising and distribution, as well as television production.

      Prior to joining MSO, Ms. Krzyzanowski supervised the launching and creation of a $30 million business for the BBC in the United States. While at the BBC, from 1991-1997, BBC's business in the United States under her supervision achieved high program revenue, ratings, critical acclaim and awards by tailoring programs to the market and audience. During her BBC tenure, in addition to supervising the launching of a business to exploit the archive, Ms. Krzyzanowski produced programs for public television, The Discovery Networks and other cable networks, and developed ventures with Discovery, Time-Life Home Video, Reader's Digest, Dorling Kindersley and other strategic partners.

      Before contributing to BBC Worldwide America's operation, Ms. Krzyzanowski served as Financial News Network's head of programming from 1986-1990. FNN later evolved into CNBC, the financial cable network. She also has been an executive and producer at ABC, NBC and CBS.

      Ms. Krzyzanowski has received multiple Emmys, numerous awards, and was selected as a "Luminary of the 20th Century" in financial journalism for her role in developing Financial News Network. She has produced and overseen over 10,000 hours of television.

      Donald C. Taylor is our President, Chief Financial Officer and Vice Chairman of the Board of Directors. He has been President since September 2000, was appointed Chief Financial Officer in January 2005 and has been a member of our board since November 2001. After graduation from college in 1970, Mr. Taylor worked as a staff accountant for a CPA firm. In 1972, Mr. Taylor became a Special Agent with the U.S. Treasury Department - Intelligence Division and after completing his government service, worked as a consultant to law firms until 1992. From 1992 through August 2000, he was President of Group III Capital, Inc. in New York, a merchant banking firm which he formed and which raised debt and equity financing for the firm's clients.

      Joseph J. Coffey is our Chief Operating Officer, General Counsel and a member of our Board of Directors. He has been our General Counsel since August 2000, was appointed our Chief Operating Officer in January 2005 and recently rejoined our board on October 6, 2005. Mr. Coffey was a member of our board from August 2000 through August 2004. From 1993 to 1996, Mr. Coffey served in Buenos Aires, Argentina as International Business Consultant to one of the most prominent law firms in Argentina. During his three years in Latin America, Mr. Coffey advised international clients on the aspects of doing business in Argentina. These clients included GE Capital, for whom Mr. Coffey provided consulting services on its purchase of Argentina's largest credit card servicing company; British Gas, for whom Mr. Coffey negotiated its merger with two
Argentine construction companies for the service of Argentina's recently privatized gas industry; and IMPSAT, one of South America's leading media conglomerates for whom Mr. Coffey provided consulting services related to its expansion to the United States.

      In April 1996, Mr. Coffey joined Mr. Taylor at Group III Capital, Inc., which raised debt and equity financing, placed executive management, and provided other management and legal consulting services to the firm's clients. Mr. Coffey was employed with Group III Capital, Inc. until August 2000 when he joined the Company.

      Gerald M. Labush is our Secretary. He has been our Secretary since August 2004 and served on our board from February 2002 through October 2005. Mr. Labush has practiced law in New York City for over 30 years and is an expert lecturer on ethics. He also served in the District Attorney's Office for New York County. Since August 2000 through the present, Mr. Labush has practiced law in his capacity as the principal of the Law Office of Gerald Labush.

      Michael Scofield is Chairman of our Board of Directors. He has held this position since March 2005. Mr. Scofield currently is, and has been during the last five years, the Chairman of the Board of Evergreen Funds, one of America's 20 largest mutual fund families. Mr. Scofield's oversight of the funds started in 1984 while he was practicing law at Wardlow, Knox, Freeman & Scofield in Charlotte, North Carolina, when the fund group had only one fund. During the last five years, Mr. Scofield also has practiced law as a sole practitioner. Today Mr. Scofield oversees 90 funds with more than $110 billion in assets under management.

      Mr. Scofield graduated from North Carolina State in 1965 with a BA and received his law degree from the Duke University School of Law in 1968. After graduating from law school, he taught pre-law classes at the University of North Carolina at Ashville from 1968 through 1970. After a tenure with the U.S. Attorney General's office as a federal prosecutor, he entered private practice in 1979.

      Sarah Frank has been a member of our Board of Directors since June 2005 and is a member of the Supervisory Board of Vivendi Universal. Sarah Frank brings over 30 years of production, distribution and management experience in the United States and international television industry to the Board of Branded Media Corporation.

      From  1990 to 1997,  Ms.  Frank  was  President  and CEO of BBC  Worldwide
Americas where she led the company's growth into a diversified media organization, with revenue growth from $9 million to over $80 million. Ms. Frank increased the prominence of BBC's name within the industry as well as among consumers, resulting in increased BBC brand recognition and value through its television co-productions and program syndication; original productions based on BBC content; library film footage sales; consumer products in home video, books, audio tapes; character licensing and merchandising; and the marketing of educational videos. From January through August 2000, Ms. Frank was CEO of Skoodles, which provided internet content for children. From August 2001 through October 2002, Ms. Frank was Vice President, Education, for Thirteen/WNET/NY, a Public Broadcasting service station. Between her employment with Skoodles and Thirteen/WNET/NY and following her employment with Thirteen/WNET/NY through the present, Ms. Frank has provided media consulting services.

      Gary Kucher is a member of our Board of Directors. He has held this position since June 2005. Mr. Kucher became CEO of Manex Entertainment Inc. in November 2000 which, through its operating divisions and subsidiaries, operated full service facilities in Los Angeles and the former Naval Air Station in Alameda, California that accommodated feature film, television, commercial and event productions with visual effects, post production, a complete range of proprietary and non-proprietary rental equipment and full service production offices, studios and stage space. In January of 2001, he also became Chairman of the Board of Directors and served in both capacities until departing his positions with Manex Entertainment in November 2004. Prior to joining Manex Entertainment in November 2000, Mr. Kucher was CEO of Gary Player Golf.com an internet based golf apparel and equipment retail company.

      Manex Entertainment, through several wholly owned subsidiaries, developed the extraordinary effects that won Academy Awards(R) for Polygram's "What Dreams May Come" and Warner Bros.' "The Matrix." Manex Entertainment also won The 2002 Best Experimental Short Subject award at the New York Film and Video Festival for its production "Seriality." In October 2003, Manex Entertainment presented a concert to benefit the Mercer County Film and Performing Arts Commission featuring Luciano Pavarotti at the Sovereign Bank Arena in Trenton, New Jersey. Mr. Kucher has provided advisory services or interim management to both private and public companies in numerous engagements. Also in 2003, Mr. Kucher received visual effects screen credit for the blockbuster hits "The Matrix Reloaded" and "The Matrix Revolutions."

      Brian Pussilano is the President of EMN, our wholly owned subsidiary. He has been an employee of ours since October 21, 2005 following our acquisition of EMN. Prior to joining the Company, Mr. Pussilano served as President of EMN since 1998. As President of EMN, he is responsible for all strategic activities and manages the sales activities of EMN. He also has primary responsibility for expanding and maintaining the relationships with the major airline companies. Mr. Pussilano has over 30 years of advertising media experience. His background includes sales and sales management positions in broadcast media, as well as P&L management responsibilities with some of the industry's leading broadcast firms. Mr. Pussilano's career included positions with ABC, CBS, Hubbard Broadcasting and Univision.

      Suzanne D. Jaffe is a member of our Board of Directors and chair of our audit committee. She is also our audit committee's financial expert. She has held these positions since October 2005. In March 2006, Ms. Jaffe also became a member of the board of directors of Burnham Investors Trust, which is a mutual fund investment management company. Ms. Jaffe is also President of S.D.J. Associates, a pension fund consulting business. She has held this position since 1997. Prior to this, she served as a managing director of Hamilton & Company, a pension fund advisor to large institutions from 1994 through 1996. Ms. Jaffe was also a managing director of Angelo Gordon & Co., a money management firm that specializes in arbitrage, bankruptcies and distressed real estate investments, from 1985 through 1993. She was formerly Deputy Comptroller of New York State from 1983 through 1985 and served as a trustee of the U.S. Social Security and Medicare Trust Funds. And she was a partner of Century Capital Associates, a hedge fund, from 1971-1981. She currently serves on the board of directors of Axel Johnson Inc., Research Corporation and the American Jewish Committee. She is a former member of the Board of Olin Corporation. In addition, Ms. Jaffe is a member of ArtTable and serves on the board of the Smithsonian Archives of American Art. She also collects studio glass art. Ms. Jaffe graduated from the University of Pennsylvania in 1965 with a bachelor of arts degree in Art History and studied for her masters in Art History at the Institute of Fine Arts at New York University.

      James J. Cahill is a member of our Board of Directors and has served on our board since October 2005. Mr. Cahill has also been a Managing Member of Stellar McKim LLC since 2004 and a Managing Member of McKim & Company LLC since 1998. In addition, Mr. Cahill serves as a Director of McKim & Company LLC. Mr. Cahill has worked in the financial services industry for the past 20 years as an investment banker or investment portfolio manager. Prior to founding McKim & Company in 1998, Mr. Cahill was a Managing Director and Principal of MFR Securities, Inc. At MFR Securities, he managed all aspects of the firm, including directing its investment banking services, while maintaining regulatory compliance with the NASD. Previously, Mr. Cahill was a Managing Director of Investment Banking and a participant in the 1995 recapitalization of Laidlaw Global Securities. At Laidlaw, Mr. Cahill was a lead banker for both public and private financings as well as mergers & acquisitions, including the firm's principal acquisitions. Prior to Laidlaw, Mr. Cahill was a portfolio manager at TIAA-CREF and previously an investment banker at Goldman Sachs & Co. Mr. Cahill received a B.A. from Boston College and a Masters in Management from the Kellogg Graduate School of Management at Northwestern University. Mr. Cahill currently serves on the boards of Brightstar Information Technology Group, Inc. and Stellar Advisors, Inc. (a registered investment advisor) both of which are reporting entities. Mr. Cahill is a licensed principal with the National Association of Securities Dealers, Inc. and holds Series 7, 24, 51 and 63 licenses.

Audit Committee and Audit Committee Financial Expert

      Our audit committee is comprised of three independent directors, Suzanne Jaffe, Sarah Frank, and Gary Kucher. Ms. Jaffe is the chairperson of the audit committee and the audit committee's qualified independent financial expert.

Item 6.     Executive Compensation

      The following table provides information for our fiscal years ended September 30, 2003, 2004 and 2005, respectively, concerning cash and noncash compensation paid or accrued by the Company regarding the persons who served as executive officers during those years.

                                             Annual Compensation                     Long-Term Compensation Awards
                                         --------------------------                  -----------------------------
                                                                               Awards                       Payout
                                                                       ------------------------    --------------------------
                                                                                     Securities
                                                                           ($)       Underlying
                                          ($)        ($)       ($)      Restricted   Options &        LTIP         All Other
 Name and Principal Position     Year    Salary     Bonus     Other       Awards       SARs (#)      Payout     Compensation
 ---------------------------     ----    ------     -----     -----       ------       --------      ------     ------------
Eve Krzyzanowski (1)             2005   $300,000   $22,500     None         None       2,025,000       None          (1)
Chief Executive Officer          2004      $0         $0                                   0
                                 2003      $0         $0                                   0

Donald Taylor (2)                2005   $225,000   $16,875     None         None       3,730,000       None         None
President                        2004   $222,000      $0                                  (2)
                                 2003   $222,000      $0

Joseph Coffey (3)                2005   $225,000   $16,875     None         None       3,902,500       None         None
General Counsel                  2004   $222,000      $0                                  (3)
                                 2003   $222,000      $0

Brian Pussilano (4)              2005      $0        None      None         None          (4)          None         None
EMN                              2004      $0
                                 2003      $0

----------

(1) We entered into employment agreement, which was effective January 1, 2005, with Eve Krzyzanowski, our Chief Executive Officer. Pursuant to the employment agreement, Ms. Krzyzanowski receives a base salary in fiscal year 2005 of $300,000 and received a warrant to purchase 2,000,000 shares of our common stock, which is exercisable at any time on or before November 17, 2014 at a price of $.01 per share. This agreement and the warrants issued pursuant to it are described more fully below in Part I,
      Item 7 - Certain Relationships and Related Transactions. On July 29, 2004, we issued 1,500,000 shares of our common stock to Ms. Krzyzanowski in consideration for advisory services she provided to us in 2003 and 2004 prior to becoming our Chief Executive Officer. In consideration for lending us certain funds, we issued a warrant to Ms. Krzyzanowski, to purchase 25,000 shares of our common stock at $.56 per share, which is exercisable on or before September 28, 2010. As of September 30, 2005, Ms. Krzyzanowski has an accrued compensation of $25,000 and accrued bonus of $22,500.

(2) We entered into employment agreement, which was effective January 1, 2005, with Donald Taylor, our President, and Chief Financial Officer. Pursuant to the employment agreement, Mr. Taylor receives a base salary of $225,000 and received a warrant to purchase 1,500,000 shares of our common stock, which is exercisable at any time on or before November 17, 2014 at a price of $.01 per share. This agreement and the warrants issued pursuant to it are described more fully below in Part I, Item 7 - Certain Relationships and Related Transactions. Prior to the compensation Mr. Taylor receives under the employment agreement, Mr. Taylor had not been paid compensation since August 30, 2000, but had accrued unpaid salary for fiscal years
      2001,  2002,  2003,  and 2004.  On July 19, 2005,  we issued Mr.  Taylor a warrant for 2,230,000 shares of common stock in payment of $892,000 of debt we owed Mr. Taylor as a result of accrued salary from August 30, 2000 through December 31, 2004. The warrant is exercisable at $.01 per share at any time on or before July 19, 2015. As of September 30, 2005, Mr. Taylor has an accrued compensation of $18,750 and accrued bonus of $16,875.

(3) We entered into employment agreement, which was effective January 1, 2005, with Joseph Coffey, our Chief Operating Officer and General Counsel. Pursuant to the employment agreement, Mr. Coffey receives a base salary of $225,000 and received a warrant to purchase 1,500,000 shares of our common stock, which is exercisable at any time on or before November 17, 2014 at a price of $.01 per share. This agreement and the warrants issued pursuant to it are described more fully below in Part I, Item 7 - Certain Relationships and Related Transactions. Prior to the compensation Mr. Coffey receives under the employment agreement, Mr. Coffey had not been paid compensation since August 30, 2000, but had accrued unpaid salary for fiscal years 2001, 2002, 2003, and 2004. On July 19, 2005, we issued Mr. Coffey a warrant for 2,230,000 shares of common stock in payment of $892,000 of debt we owed Mr. Coffey as a result of accrued salary from August 30, 2000 through December 31, 2004. The warrant is exercisable at $.01 per share at any time on or before July 19, 2015. As more fully described below in Part I, Item 7 - Certain Relationships and Related Transactions, we issued eight warrants to Mr. Coffey to purchase 172,500 shares of our common stock in consideration for the lending by Mr. Coffey of certain funds to us. As of September 30, 2005, Mr. Coffey has an accrued compensation of $18,750 and accrued bonus of $16,875.

(4) On October 21, 2005, we entered into an employment agreement with Brian Pussilano, who receives a base salary of $300,000 and received a warrant to purchase 1,000,000 shares of our common stock, which is exercisable at any time on or before October 21, 2015 at a price of $.50 per share. This agreement and the warrants issued pursuant to it are described more fully below in Part I, Item 7 - Certain Relationships and Related Transactions.

                      Option Grants in Last Fiscal Year

      The following table provides certain summary information concerning individual grants of stock options made to the named executive officers identified above during the last fiscal year, which ended September 30, 2005.

                              Option Grants In Fiscal Year September 30, 2005
---------------------------------------------------------------------------------------------------------
                              Number of
                              Securities
                              Underlying        % of Total Options      Exercise
                           Options Granted     Granted to Employees       Price
       Name                      (#)              in Fiscal Year        ($/Share)        Expiration Date
       ----                ---------------       --------------        ---------        ----------------
Eve Krzyzanowski (1)          2,000,000               17.9%               $.01          November 17, 2014
                                 25,000                 .2%                $.56         September 28, 2010
Donald Taylor (2)             1,500,000               13.4%               $.01          November 17, 2014
                              2,230,000               20.0%               $.01            July 19, 2015
Joseph Coffey (3)             1,500,000               13.4%               $.01          November 17, 2014
                              2,230,000               20.0%               $.01            July 19, 2015
                                  2,500                .02%               $.50         September 28, 2010

                              Option Grants In Fiscal Year September 30, 2005
---------------------------------------------------------------------------------------------------------
                              Number of
                              Securities
                              Underlying        % of Total Options      Exercise
                           Options Granted     Granted to Employees       Price
       Name                      (#)              in Fiscal Year        ($/Share)        Expiration Date
       ----                ---------------       --------------        ---------        ----------------
                                 50,000                .45%               $.56         September 28, 2010
                                 25,000                .22%               $.59         September 28, 2010
                                 15,000                .13%               $.59         September 28, 2010
                                  5,000                .04%               $.78         September 28, 2010
                                 25,000                .22%               $.70         September 28, 2010
                                 15,000                .13%               $.75         September 28, 2010
                                 35,000                .31%               $.85         September 28, 2010
Brian Pussilano (4)              (4)                     0%               (4)                 (4)

----------
(1)   See note (1) to the Executive Compensation Table above.

(2)   See note (2) to the Executive Compensation Table above.

(3)   See note (3) to the Executive Compensation Table above.

(4)   See note (4) to the Executive Compensation Table above.

Employment Agreements

      In November 2004, we entered into employment agreements, effective January 1, 2005, with each of Eve Krzyzanowski, our Chief Executive Officer, Donald Taylor, our President and Chief Financial Officer, Joseph Coffey, our Chief Operating Officer and General Counsel, and Gerald Labush, our Secretary. On October 21, 2005 we entered into an employment agreement with Brian Pussilano, President of Executive Media Network, our wholly owned subsidiary. These agreements are described below in Part I, Item 7 - Certain Relationships and Related Transactions.

Compensation of Directors

      All independent directors are reimbursed for out-of-pocket expenses in connection with attendance at Board of Directors' and/or committee meetings. The current non-employee directors also were issued warrants on or about the beginning of their respective terms as members of our board. Additionally, the independent directors are paid $1,000 per day while attending our board meetings. See Part I, Item 7 - Certain Relationships and Related Transactions for a summary of the warrant issuances.

Stock and Benefit Plan

      No retirement, pension, profit sharing, stock option or insurance programs or other similar programs have been adopted by us for the benefit of our officers, directors, employees or consultants.

Item 7.     Certain Relationships and Related Transactions


Agreements with our Executive Officers

      On February 28, 2006, we borrowed $2,000 from Donald Taylor, our President and a member of our board, which was repaid on March 13, 2006.

      On January 11, 2006, we borrowed $2,000 from Joseph Coffey, our Chief Operating Officer, General Counsel and a member of our board. As consideration for lending us $2,000, on January 11, 2006 we issued Mr. Coffey a warrant to purchase 2,000 shares of our common stock at $.50 per share. The warrant may be exercised any time on or before January 11, 2011.

      On October 21, 2005, we entered into an employment agreement with Brian Pussilano, President of EMN, our wholly owned subsidiary. This agreement has a three-year term commencing on October 21, 2005. Pursuant to the agreement, Mr. Pussilano's compensation includes a base salary of $300,000 per year with a $50,000 increase in salary each year during the employment term and an annual bonus based on an annual cash flow projection for EMN to be agreed upon by our board and Mr. Pussilano. In a given year, if EMN achieves the projected cash flow, Mr. Pussilano is entitled to receive a bonus equal to his base salary for that year. If EMN's actual cash flow for a given year is above or below the projected cash flow, Mr. Pussilano's bonus shall be adjusted proportionately, but in any event Mr. Pussilano's bonus will not be less than 10% of his salary for a given year. Under the agreement, Mr. Pussilano is entitled to receive certain payments and acceleration of all unvested options (in certain circumstances) upon certain events including a change of control, termination for cause, termination without cause and termination for good reason. Mr. Pussilano is also entitled to participate in our employee incentive stock option plan and the profit sharing, retirement, medical and other benefits we offer to our senior executives and key management at the time if and when we implement these plans. In accordance with Mr. Pussilano's employment agreement, we issued Mr. Pussilano a warrant to purchase 1,000,000 shares of our common stock at a price of $.50 per share. The warrant may be exercised any time on or before October 21, 2015. The above is only a summary of terms of the employment agreement and is qualified by reference to the actual agreement, which was filed as an exhibit to the amended registration statement on Amendment No. 1 to Form 10-SB as filed with the SEC on November 15, 2005.

      As part of our acquisition of EMN, on October 21, 2005, we issued a promissory note in the principal amount of $350,000 with an interest rate of 8% commencing on November 1, 2005 to Brian Pussilano, President of EMN, our wholly owned subsidiary, and an employee of ours. The maturity date of the note was November 15, 2005. Under the note, if we had not paid the principal and interest due under the note on the maturity date, which we did not, and if nonpayment continues for three days after demand by Mr. Pussilano, the note will accrue default interest of 1% per month. Further, because we did not pay the outstanding principal and interest owed under the note by the maturity date, the maturity date is automatically extended on a monthly basis for so long as the amounts due under the note. Commencing on the date that the maturity date was extended and for as long as the principal and interest remains outstanding, Mr. Pussilano is entitled to receive 50% of the net cash flow of EMN. If the outstanding principal and interest was not paid by March 1, 2006, Mr. Pussilano may demand payment of all amounts due under the note at any time. As of March 31, 2006, the note remains due upon the terms of the original note.

      During August and September 2005, pursuant to eight non-interest bearing promissory notes, payable on demand, we borrowed an aggregate principal amount of $172,500 from Joseph Coffey, our Chief Operating Officer, General Counsel and member of our board. As consideration for lending us $172,500, on September 28, 2005 we issued Mr. Coffey eight warrants to purchase 172,500 shares of our common stock at the closing price per share of our common stock (as reported by Bloomberg) on the dates each of the foregoing notes were issued. The warrants may be exercised any time on or before September 28, 2010. On November 18, 2005 and November 29, 2005 we borrowed $2,500 and $4,000 respectively from Mr. Coffey. As consideration for lending us the $2,500, on November 18, 2005 we issued a warrant to purchase 2,500 shares of our common stock at $.30 per share. The warrant may be exercised any time on or before November 18, 2010. As consideration for lending us the $4,000, on December 1, 2005 we issued a warrant to purchase 4,000 shares of our common stock at $.29 per share. The warrant may be exercised any time on or before November 18, 2010. As of March 31, 2006, we had repaid $89,167 of the outstanding principal under the notes.

      On August 1, 2005, pursuant to a non-interest bearing promissory note, payable on demand, we borrowed $25,000 from Eve Krzyzanowski, our Chief Executive Officer and a member of our board. As consideration for lending us $25,000, on September 28, 2005, we issued a warrant to Ms. Krzyzanowski a warrant to purchase 25,000 shares of our common stock at $.56 per share. The warrant is exercisable at any time on or before September 28, 2010.

      Pursuant to an agreement dated June 30, 2005, we agreed to grant to each of Mr. Taylor and Mr. Coffey warrants, which were issued on July 19, 2005, to purchase 2,230,000 shares of our common stock as payment of the $892,000 of accrued salary owed to each of Mr. Taylor and Mr. Coffey. The warrants may be exercised at a price of $.01 per share at any time on or before July 19, 2015.

      On June 24, 2005, Charles Novitz, who is the spouse of Ms. Krzyzanowski, our Chief Executive Officer and a member of our Board of Directors, participated as an investor in the convertible note private placement more fully described in
Part II, Item 4 - Recent Sales of Unregistered Securities. Mr. Novitz participated for $50,000 on the same terms and conditions as the other investors in the convertible note private placement.

      On November 18, 2004, we entered into an employment agreement with Donald Taylor, our President, CFO and the Vice Chairman of our Board of Directors. This agreement has a four-year term commencing on January 1, 2005. Pursuant to the agreement, Mr. Taylor's compensation includes a base salary of $225,000 per year with a $50,000 increase in salary each year during the employment term and an annual bonus to be determined by our board in an amount not less than 10% of his salary for a given year. Under the agreement, Mr. Taylor is entitled to receive certain payments and acceleration of all unvested options (in certain circumstances) upon certain events including a change of control, termination for cause, termination without cause and termination for good reason. Mr. Taylor is also entitled to participate in our employee incentive stock option plan and the profit sharing, retirement, medical and other benefits we offer to all our employees at the time if and when we implement these plans. In accordance with Mr. Taylor's employment agreement, we issued Mr. Taylor a warrant to purchase 1,500,000 shares of our common stock at a price of $.01 per share. The warrant may be exercised any time on or before November 17, 2014. The above is only a summary of the terms of the employment agreement and is qualified by reference to the actual agreement, which was filed as an exhibit to the registration statement on Form 10-SB as filed with the SEC on October 3, 2005. To conserve cash, our senior executive officers, including Mr. Taylor, have not been paid for their services between October 1, 2005 and March 31, 2006. This accrued salary expense has been accrued on our financial statements.

      On November 18, 2004, we entered into an employment agreement with Joseph Coffey, our Chief Operating Officer, General Counsel and a member of our board. This agreement has a four-year term commencing on January 1, 2005. Pursuant to the agreement, Mr. Coffey's compensation includes a base salary of $225,000 per year with a $50,000 increase in salary each year during the employment term and an annual bonus to be determined by our board in an amount not less than 10% of his salary for a given year. Under the agreement, Mr. Coffey is entitled to receive certain payments and acceleration of all unvested options (in certain circumstances) upon certain events including a change of control, termination for cause, termination without cause and termination for good reason. Mr. Coffey is also entitled to participate in our employee incentive stock option plan and the profit sharing, retirement, medical and other benefits we offer to all of our employees at the time if and when we implement these plans. In accordance with Mr. Coffey's employment agreement, we issued Mr. Coffey a warrant to purchase 1,500,000 shares of our common stock at a price of $.01 per share. The warrant may be exercised any time on or before November 17, 2014. The above is only a summary of the terms of the employment agreement and is qualified by reference to the actual agreement, which was filed as an exhibit to the registration statement on Form 10-SB as filed with the SEC on October 3, 2005. To conserve cash, our senior executive officers, including Mr. Coffey, have not been paid for their services between October 1, 2005 and March 31, 2006. This accrued salary expense has been accrued on our financial statements.

      On November 18, 2004, we entered into an employment agreement with Gerald Labush, our Secretary. This agreement has a four-year term commencing on January 1, 2005. Pursuant to the agreement, Mr. Labush's compensation includes a base salary of $60,000 per year with a $10,000 increase in salary each year during the employment term and an annual bonus to be determined by our board in an amount not less than 10% of his salary for a given year. Under the agreement, Mr. Labush is entitled to receive certain payments and acceleration of all unvested options (in certain circumstances) upon certain events including a change of control, termination for cause, termination without cause and termination for good reason. Mr. Labush is also entitled to participate in our employee incentive stock option plan and the profit sharing, retirement, medical and other benefits we offer to all of our employees at the time if and when we implement these plans. In accordance with Mr. Labush's employment agreement, we issued Mr. Labush a warrant to purchase 1,000,000 shares of our common stock at a price of $.01 per share. The warrant may be exercised any time on or before November 18, 2014. The above is only a summary of the terms of the employment agreement and is qualified by reference to the actual agreement, which was filed as an exhibit to the registration statement on Form 10-SB as filed with the SEC on October 3, 2005. To conserve cash, our senior executive officers, including Mr. Labush, have not been paid for their services between October 1, 2005 and March 31, 2006. This accrued salary expense has been accrued on our financial statements.

      On November 18, 2004, we entered into an employment agreement with Eve Krzyzanowski, our Chief Executive Officer and a member of our board. This agreement has a four-year term commencing on January 1, 2005. Pursuant to the agreement, Ms. Krzyzanowski's compensation includes a base salary of $300,000, which increases by $100,000 per year during the employment term, and an annual bonus to be determined by our board in an amount not less than 10% of her salary for a given year. Under the agreement, Ms. Krzyzanowski is entitled to receive certain payments and acceleration of all unvested options (in certain circumstances) upon certain events including a change of control, termination for cause, termination without cause and termination for good reason. Ms. Krzyzanowski is also entitled to participate in our employee incentive stock option plan and the profit sharing, retirement, medical and other benefits we offer to all of our employees at the time if and when we implement these plans. In accordance with the terms of Ms. Krzyzanowski's employment agreement, we issued Ms. Krzyzanowski a warrant to purchase 2,000,000 shares of our common stock at a price of $.01 per share. The warrant may be exercised at any time on or before November 17, 2014. The above is only a summary of the terms of the employment agreement and is qualified by reference to the actual agreement, which was filed as an exhibit to the registration statement on Form 10-SB as filed with the SEC on October 3, 2005. To conserve cash, our senior executive officers, including Ms. Krzyzanowski, have not been paid for their services between October 1, 2005 and March 31, 2006. This accrued salary expense has been accrued on our financial statements.

      On July 29, 2004, we issued 1,500,000 shares of our common stock to Ms. Krzyzanowski, our Chief Executive Officer, in consideration for advisory services she provided to us in 2003 and 2004 prior to becoming our Chief Executive Officer.

      On March 18, 2002, we borrowed $43,333 from Mr. Coffey pursuant to a 21% per annum interest bearing promissory note, payable on demand. As of September 30, 2005, the note had accrued interest of $36,465.

      On June 21, 1998, we borrowed $50,000 from Donald Taylor pursuant to a 12% per annum interest bearing promissory note, payable on demand. As of September 30, 2005, the accrued interest on the note plus bonus interest for forbearance of the loan was $66,100.

      We have borrowed funds from Group III Capital, Inc. pursuant to a non-interest bearing open credit arrangement between Group III Capital and us. The balance of the money we borrowed from Group III Capital as of September 30, 2005 was approximately $47,700. Mr. Coffey and Mr. Taylor each own 50% of Group III Capital, Inc.

Agreements with our Directors

      We issued warrants to each of our non-employee independent board members on or about the beginning of their respective terms to purchase 250,000 shares of our common stock under the following terms. On November 15, 2005, we issued a warrant to each of James Cahill and Suzanne Jaffe to purchase 250,000 shares of common stock at $.50 per share, at any time on or before November 15, 2010. On July 19, 2005, we issued a warrant to Gary Kucher to purchase 250,000 shares of common stock at $.50 per share, at any time on or before July 19, 2010. On July 19, 2005, we issued a warrant to Sarah Frank to purchase 250,000 shares of common stock at $.50 per share, at any time on or before July 19, 2010. On March 31, 2005, we issued a warrant to Michael Scofield to purchase 250,000 shares of common stock at $.50 per share, at any time on or before March 31, 2010. In addition to paying the independent directors actual expenses incurred with their duties as members of our board, we also pay them $1,000 per day while they are attending our board meetings.

      We engaged McKim and Company, LLC, which we refer to herein as "McKim", to provide financial advisory services to us for which we have paid cash and issued warrants to McKim. Subsequent to our entry into certain agreements with McKim for these services, James Cahill, the Managing Director and Chief Executive Officer of McKim, became a member of our Board of Directors. We have paid McKim $150,000 in fees and owe McKim a remaining $176,000 in fees for these services as of March 31, 2006. Additionally, we have issued three warrants to McKim (a) to purchase 180,000 shares of common stock at a price of $.53 per share, which is exercisable any time on or before December 28, 2012, (b) to purchase 60,000 shares of common stock at a price of $.53 per share, which is exercisable any time on or before December 28, 2012, and (c) to purchase 880,000 shares of our common stock at a price of $.53 per share, which is exercisable any time on or before December 28, 2012. Additionally, we are obligated to issue McKim warrants to purchase 150,000 shares of our common stock for services provided to us.

Agreement with Beneficial Owners

      On January 20, 2006, pursuant to a Forbearance Agreement, The Vantage Funds agreed to extend the date that the outstanding principal and interest is due under the Secured Promissory Note (dated August 30, 2005) to March 29, 2006 as more fully described in Part II, Item 4 - Recent Sales of Unregistered Securities under Bridge Financing. As consideration for the forbearance of the principal and interest due under the Secured Promissory Note, we issued to The

Vantage Funds a warrant to purchase 250,000 shares of our common stock at an exercise price of $.50 per share. The warrant is exercisable at any time on or before January 20, 2011. When the Secured Promissory Note had not been paid on the extended due date, The Vantage Funds delivered a notice of default. As of April 24, 2006, principal and interest due under the Secured Promissory Note had not been paid. We believe we will be able to make this payment on or about May 1, 2006. As more fully described below in Part II, Item 4 - Recent Sales of Unregistered Securities, we issued a Secured Promissory Note in the principal amount of $350,000 to The Vantage Funds and a warrant to purchase 175,000 shares of our common stock as part of our Bridge Financing. As more fully described below in Part II, Item 4 - Recent Sales of Unregistered Securities, we sold The Vantage Funds 220,000 shares of our Series A preferred stock and issued a warrant to purchase 1,100,000 shares of our common stock as part of our Series A Preferred Stock Financing.

      On December 31, 2004, we issued a promissory note to Iliad, Inc., which obligated us to pay Iliad, Inc. $103,433.99 on or before September 1, 2005. Paul Whitehead, President of Iliad, Inc., is one of our employees and a 5% beneficial owner. The note was non-interest bearing. On November 16, 2005, we issued 400,000 shares of our common stock at $.2586 per share to Paul Whitehead as payment of the outstanding debt under the December 31, 2004 note. On November 15, 2005, we also entered into a Settlement Agreement with Iliad, Inc. concerning the payment of the outstanding debt under the note.

Item 8.     Description of Securities

      We are authorized to issue 500,000,000 shares of common stock, $.001 par value, and 10,000,000 shares of preferred stock, $.001 par value. As of March 31, 2006, we had issued and outstanding a total of 29,363,625 shares of common stock and 280,000 shares of preferred stock.

Common Stock

      Holders of the common stock are entitled to one vote for each share held by them of record on our books in all matters to be voted on by the stockholders. Holders of common stock are entitled to receive dividends as may be legally declared from time to time by the Board of Directors, and in the event of our liquidation, dissolution or winding up, to share ratably in all assets remaining after payment of liabilities. Declaration of dividends on common stock is subject to the discretion of the Board of Directors and will depend upon a number of factors, including our future earnings, capital requirements and financial condition. We have not declared dividends on our common stock in the past and we currently anticipate that retained earnings, if any, in the future will be applied to our expansion and development rather than the payment of dividends.

      The holders of common stock have no preemptive or conversion rights and are not subject to further calls or assessments. There are no redemption or sinking fund provisions applicable to the common stock.

Preferred Stock

      Shares of preferred stock may be issued from time to time in one or more series, as may be determined by the Board of Directors. The Board shall establish the voting powers, preferences and the relative rights of each such series and the qualifications, limitations and restrictions.

      We have designated 600,000 shares of preferred stock as Series A preferred stock (the "Series A Preferred Stock"). The holders of Series A Preferred Stock are entitled to dividends at the rate of 10% of the Series A Preferred Stock purchase price per share, which was $10.00, as adjusted to reflect any stock split, stock dividend, combination, reclassification or reorganization. The holders of Series A Preferred Stock have a liquidation preference of an amount equal to one and one-half times the purchase price over the holders of common stock. The liquidation preference will be secured by a first priority position on 100% of the common stock of Executive Media Network. Any transaction or series of transactions which results in a change of control is deemed to be a liquidation, dissolution or winding up. Each share of Series A Preferred Stock is convertible, any time at the option of the holder, into forty shares of our common stock at an equivalent rate of $.25 per share of common stock. Each share of Series A Preferred Stock shall be automatically converted into forty shares of common stock upon the closing of a private offering of securities for a total offering of not less then $10,000,000, so long as all common stock is trading on a listed exchange, at an equivalent rate of $.25 per share of common stock. The holders of the Series A Preferred Stock have the right to elect one of the members of our Board of Directors and they elected James Cahill. The holders of Series A Preferred Stock are entitled to vote on an "as converted to common stock" basis with the holders of common stock together as one class on all matters to be voted upon by the holders of common stock except in certain cases and as required by law. The holders of Series A Preferred Stock also enjoy certain protective provisions. The conversion price of the Series A Preferred Stock will be subject to weighted average anti-dilution protection with the exception of certain issuances of securities by us. Commencing on the fifth anniversary of the closing of the initial purchase of the Series A Preferred stock, we are obligated to redeem the Series A Preferred Stock in three equal annual installments if requested by the holders holding at least 50% of the then outstanding shares of Series A Preferred Stock. The redemption price will be the original issuance price plus all accrued and unpaid dividends. The above is a summary of the terms of the Series A Preferred Stock and is qualified by reference to the Amended and Restated Certificate of Designations, which is filed as an exhibit to this registration statement.

Change of Control

      There exists no provision in our articles of incorporation or our bylaws that would delay, defer or prevent a change in control of the Company.

Transfer Agent

      American Stock Transfer & Trust Company is our transfer agent.

Additional Information

      This registration statement, including all exhibits, may be inspected without charge at the SEC's Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Copies of these materials may also be obtained from the SEC's Public Reference at 100 F Street, N.E., Room 1580, Washington, D.C. 20549, upon the payment of prescribed fees. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The registration statement, including all exhibits and schedules and amendments, has been filed with the SEC through the Electronic Data Gathering, Analysis and Retrieval system, and is publicly available through the SEC's Website located at http://www.sec.gov. Additional information may be obtained from our website at www.brandedmedia.com.

PART II

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters

Market Information

      Our common stock is quoted on the Pink Sheets under the symbol "BMCP" and has been traded on the Pink Sheets since October 21, 2004. For the periods indicated, the following table sets forth the high and low bid prices per share of common stock as reported by Pink Sheets LLC. These prices represent inter-dealer quotations without retail markup, markdown, or commission and do not represent actual transactions.

     Six Months Ended
      March 31, 2006     High Bid      Low Bid
      --------------     --------      -------
      Second Quarter       $.62          $.24
      --------------     --------      -------
      First Quarter        $.80         $.0001
      --------------     --------      -------

    Fiscal Year Ended
    September 30, 2005   High Bid      Low Bid
    ------------------   --------      -------
       Fourth Quarter      $.85          $.25
       Third Quarter       $.91          $.10
       Second Quarter      $2.00         $.45
       First Quarter       $2.70        $2.20

------------------------------------------------------------------------------

      There is a very limited trading market for shares of our common stock. There is no assurance that a trading market will continue. The Securities and Exchange Commission has adopted Rule 15g-9 which establishes the definition of a "penny stock," for purposes relevant to us, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions, including an exception for a company that has a tangible net worth of at least $2,000,000. For any transaction involving a penny stock, unless exempt, the rules require: (i) that a broker or dealer approve a person's account for transactions in penny stocks and (ii) the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased. In order to approve a person's account for transactions in penny stocks, the broker or dealer must (i) obtain financial information and investment experience and objectives of the person; and (ii) make a reasonable determination that the transactions in penny stocks are suitable for that person and that person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks. The broker or dealer also must deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, which (i) sets forth the basis on which the broker or dealer made the suitability determination and (ii) includes confirmation that the broker or dealer received a signed, written agreement from the investor prior to the transaction. Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading, and about commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

      We intend to apply for listing on the NASD OTC Bulletin Board immediately. To qualify for listing on the NASD OTC Bulletin Board, an equity security must have at least one registered broker-dealer, known as a market maker, willing to list bid or sale quotations and to sponsor the company for listing on the Bulletin Board. There is no assurance concerning when - or if at any time - our common stock will be listed on the NASD OTC Bulletin Board. Because our stock will not be quoted on the Nasdaq SmallCap Market at this time, a stockholder may find it more difficult to dispose of, or to obtain accurate quotations as to the market value of, our securities.


Dividends


      We have not paid any dividends to date, and have no plans to do so in the immediate future.


Holders

      As of March 31, 2006, there were approximately 346 record owners of Branded Media Corporation's common stock.

Item 2.     Legal Proceedings

      The Company is not party to any legal proceeding, nor is any of its property the subject of a pending legal proceeding, and there is no litigation anticipated or contemplated as of the date of this Registration Statement.

Item 3.     Changes in and Disagreements with Accountants

      On December 23, 2004, we engaged Friedman LLP to act as our independent registered public accounting firm to audit our financial statements. During our two most recent fiscal years, and any subsequent interim period prior to engaging Friedman LLP, neither we nor anyone acting on our behalf, consulted Friedman LLP, regarding the application of accounting principles to a contemplated or proposed transaction, the type of audit opinion that might be rendered on our financial statements or any matter that was either the subject of a disagreement or a reportable event, each as defined in Regulation S-B 304(a)(1).

Item 4.     Recent Sales of Unregistered Securities

      The following summarizes the securities sold by us since February 9, 2003. All securities were sold for cash unless otherwise noted. We engaged in no public solicitation in the offer or sale of the securities. These transactions did not involve brokerage fees or commissions.

Series A Preferred Stock Financing

      On March 8, 2006, we sold 2,500 shares of our Series A preferred stock to the Michael M. Vuocolo IRA/RO, Plan No. 610-28205-CPF, an accredited investor, for an aggregate purchase price of $25,000 or $10 per share of Series A preferred stock. The Series A preferred stock is convertible into shares of common stock at an equivalent rate of $.25 per share of common stock into 100,000 shares of common stock. The Michael M. Vuocolo IRA/RO, Plan No. 610-28205-CPF received both demand and piggyback registration rights in conjunction with its purchase of the Series A preferred stock. The above is a summary of some of the terms of the Series A preferred stock and is qualified by reference to the Amended and Restated Certificate of Designations, which is filed as an exhibit to this registration statement. In conjunction with the Series A preferred stock financing, we issued to the Michael M. Vuocolo IRA/RO, Plan No. 610-28205-CPF a warrant to purchase 12,500 shares of our common stock at an exercise price of $.50 per share. The warrant is exercisable at any time on or before March 8, 2011.

      On March 6, 2006, we sold 2,500 shares of our Series A preferred stock to The Jacques E. Haeringer Trust, an accredited investor, for an aggregate purchase price of $25,000 or $10 per share of Series A preferred stock. The
Series A preferred stock is convertible into shares of common stock at an equivalent rate of $.25 per share of common stock into 100,000 shares of common stock. The Jacques E. Haeringer Trust received certain registration rights in conjunction with its purchase of the Series A preferred stock. The above is a summary of some of the terms of the Series A preferred stock and is qualified by reference to the Amended and Restated Certificate of Designations, which is filed as an exhibit to this registration statement. In conjunction with the Series A preferred stock financing, we issued to The Jacques E. Haeringer Trust a warrant to purchase 12,500 shares of our common stock at an exercise price of $.50 per share. The warrant is exercisable at any time on or before March 6, 2011. Pursuant to the warrant, The Jacques E. Haeringer Trust received certain registration rights.

      On February 14, 2006, we sold 2,500 shares of our Series A preferred stock to Ross T. Kruger, an accredited investor, for an aggregate purchase price of $25,000 or $10 per share of Series A preferred stock. On March 1, 2006, we sold 2,500 shares of our Series A preferred stock to Ross T. Kruger - ESOP, an accredited investor, for an aggregate purchase price of $25,000 or $10 per share of Series A preferred stock. The Series A preferred stock is convertible into shares of common stock at an equivalent rate of $.25 per share of common stock into 200,000 shares of common stock in the aggregate. Both Ross T. Kruger and the Ross T. Kruger - ESOP received both demand and piggyback registration rights in conjunction with its purchase of the Series A preferred stock. The above is a summary of some of the terms of the Series A preferred stock and is qualified by reference to the Amended and Restated Certificate of Designations, which is filed as an exhibit to this registration statement. In conjunction with the Series A preferred stock financing, we issued to each of Ross T. Kruger and the Ross T. Kruger - ESOP a warrant to purchase 12,500 shares of our common stock at an exercise price of $.50 per share. The warrants are exercisable at any time on or before and February 14, 2011 and March 1, 2011 respectively.

      On November 30, 2005, we sold 15,000 shares of our Series A preferred stock to Mark and Kangpin Lowenstein, to whom we refer to herein as the "Lowensteins" and who are accredited investors, for an aggregate purchase price of $150,000 or $10 per share of Series A preferred stock. The Series A preferred stock is convertible into shares of common stock at an equivalent rate of $.25 per share of common stock into 600,000 shares of common stock. On January 16, 2006, we issued 15,000 shares of our Series A preferred stock, which convert into 600,000 shares of common stock, to the Lowensteins for an aggregate purchase price of $150,000. On January 16, 2006, we issued 20,000 shares of our Series A preferred stock, which convert into 800,000 shares of common stock, to the Lowensteins upon conversion of the $200,000 Amended and Restated Convertible Secured Promissory Note dated January 16, 2006 held by the Lowensteins. The Lowensteins received both demand and piggyback registration rights in conjunction with their purchase of the Series A preferred stock. The above is a summary of some of the terms of the Series A preferred stock and is qualified by reference to the Amended and Restated Certificate of Designations, which is filed as an exhibit to this registration statement. In conjunction with the Series A preferred stock financing, we issued to the Lowensteins two warrants to purchase 75,000 shares of our common stock each at an exercise price of $.50 per share. The warrants are exercisable at any time on or before November 30, 2010 and January 16, 2011 respectively. In an agreement with us, the Lowensteins are restricted from exercising the convertible securities held by them into shares of our common stock that would be greater than 4.99% of the total number of issued and outstanding shares of our common stock.

      On October 11, 2005, we completed the sale of 220,000 shares of our Series A preferred stock to The Vantage Funds, an accredited investor, for an aggregate purchase price of $2,200,000 or $10 per share of Series A preferred stock. The Series A preferred stock is convertible into shares of common stock at an equivalent rate of $.25 per share of common stock into 8,800,000 shares of common stock. The Vantage Funds received both demand and piggyback registration rights in conjunction with its purchase of the Series A preferred stock. The above is a summary of some of the terms of the Series A preferred stock and is qualified by reference to the Amended and Restated Certificate of Designations, which is filed as an exhibit to this registration statement. In conjunction with the Series A preferred stock financing, we issued to The Vantage Funds a warrant to purchase 1,100,000 shares of our common stock at an exercise price of $.50 per share. The warrant is exercisable at any time on or before October 11, 2010.

      To facilitate the Series A preferred stock financing, we retained an NASD broker dealer to provide certain financial advisory services, including identifying potential investors, pursuant to an agreement dated August 1, 2005. As compensation, the broker dealer is due from us (a) a cash fee equal to $206,000 or 8% of the money raised, which was $2,575,000 (of which we have paid $30,000 and owe $176,000), and (b) warrants to purchase 1,030,000 shares of our common stock (of which we have issued a warrant to purchase 880,000 shares of our common stock at a price of $.53 per share, which is exercisable on or before December 28, 2012, and owe warrants to purchase 150,000 shares of our common stock). The warrant is exercisable any time on or before December 28, 2012.

      The above investors and broker dealer are accredited investors as defined under the Securities Act of 1933. Additionally, we did not engage in any public advertising or general solicitation in connection with this private placement. The issuances constituting this private placement were, and to be, made pursuant to both Sections 4(2) and 4(6) of the Securities Act of 1933 and Rule 506 of Regulation D.

Bridge Financing

      On August 30, 2005, we issued a Secured Promissory Note in the principal amount of $350,000, with interest at 12% per annum, to The Vantage Funds. We refer herein to this transaction as the "Bridge Financing." The note is secured by our assets, including our film, television and music library, and is due and payable upon the earlier to occur of (i) seven days following the closing of a $4,000,000 equity financing or (ii) December 31, 2005. On January 20, 2006, the investor agreed to extend the date that the principal and accrued interest under the note is due until March 29, 2006. We may redeem the note at any time. In conjunction with the Bridge Financing, we issued to The Vantage Funds a warrant to purchase 175,000 shares of our common stock at an exercise price of $.50 per share. The warrant is exercisable at any time on or before August 29, 2010. Pursuant to the warrant, The Vantage Funds received both demand registration rights. As consideration for the forbearance of the principal and interest due under the Secured Promissory Note, we issued to the investor a warrant to purchase 250,000 shares of our common stock at an exercise price of $.50 per share. The warrant is exercisable at any time on or before January 20, 2011. When the Secured Promissory Note had not been paid on the extended due date, The Vantage Funds delivered a notice of default. As of April 24, 2006, principal and interest due under the Secured Promissory Note had not been paid. We believe we will be able to make this payment on or about May 1, 2006.

      To facilitate the bridge financing, more fully described in Part II, Item 4 below, we agreed to compensate an NASD broker dealer for certain financial advisory services it provided to us, including identifying potential lenders. As compensation, we paid the broker dealer a cash fee equal to $35,000 or 10% of the amount raised from lenders identified by the broker dealer, which was $350,000 in total. Additionally, we issued to the broker dealer a warrant to purchase 60,000 shares of common stock, with the warrant exercisable at $.53 per share of common stock. The warrant is exercisable any time on or before December 28, 2012.

      The above investor and broker dealer are accredited investors as defined under the Securities Act of 1933, and we did not engage in any public advertising or general solicitation in connection with the Bridge Financing. The issuance made pursuant to the Bridge Financing was made pursuant to both Sections 4(2) and 4(6) of the Securities Act of 1933 and Rule 506 of Regulation D.

Convertible Note Offering

      From March 2005 through September 2005, we issued secured convertible promissory notes in the aggregate principal amount of $900,000. The convertible notes have an interest rate of 12%, are secured by our film, television and music library, and are due and payable upon the occurrence of either of the following events: (i) 30 days after the closing of a $5 million financing or
(ii) 12 months after the issuance of the respective convertible note. At any time prior to payment by us of the outstanding principal and interest under the convertible notes, all or any portion of the then outstanding balance of principal and interest under the notes may be converted into shares of common stock at $.50 per share or 1,800,000 shares of common stock in the aggregate. In conjunction with this private placement, each convertible note holder received a warrant exercisable into one share of common stock for each $2 of the face amount of the convertible note purchased. Each warrant is exercisable on or before the fifth anniversary of the warrant's issuance. Each convertible note purchaser also received demand anti-dilution protection under the note and warrant together with registration rights pursuant to a registration rights agreement for the shares of common stock issuable upon conversion of the convertible note and upon exercise of the warrant.

      To facilitate the convertible note private placement, we retained an NASD broker dealer to provide certain financial advisory services, including identifying potential investors, pursuant to an agreement dated April 13, 2005. As compensation, we (a) paid a cash fee equal to $85,000 or 10% of the money raised, which was $850,000, from investors identified by the broker dealer, and
(b) a warrant to purchase 180,000 shares of common stock or 10% of the number of shares of common stock into which the convertible notes sold to investors identified by the broker dealer is convertible, with the warrant exercisable at 105% of the conversion price of the notes, which is $.53 per share.

      The purchasers of the convertible notes, as well as the broker dealer, are accredited investors as defined under the Securities Act of 1933. Additionally, we did not engage in any public advertising or general solicitation in connection with this private placement. The issuances constituting this private placement were, and to be, made pursuant to both Sections 4(2) and 4(6) of the Securities Act of 1933 and Rule 506 of Regulation D.

Private Placements

      Pursuant to a Stock Purchase Agreement dated March 1, 2006, we sold 300,000 shares of our common stock to Situation Management Group, Inc. ("SMG"), an accredited investor, for $60,000 or $.20 per share. We received a payment of $20,000 in exchange for the 300,000 shares. The remaining $40,000 of the purchase price was to be paid to us on or before March 31, 2006, however, before the remaining balance of this purchase price was paid, we and SMG agreed to rescind the March 1, 2006 Stock Purchase Agreement. Subsequently, on April 14, 2006, we executed a new Stock Purchase Agreement with SMG, pursuant to which we agreed to sell SMG 300,000 shares of our common stock for $75,000, or $.25 per share. At the closing, we received a payment of $20,000 in exchange for the 300,000 shares. The remaining $55,000 of the purchase price is to be paid to us on or before May 31, 2006. In connection with these transactions, we did not engage in any public advertising or general solicitation, there were no commissions paid, and the purchaser was as accredited investor. The issuances constituting these issuances were made pursuant to both Sections 4(2) and 4(6) of the Securities Act of 1933 and Rule 506 of Regulation D.

      From August 2004 through March 2005, we sold 16,655,000 shares of common stock to two accredited investors, Blockade Synergy Holdings Inc. and TBM Holdings LLC, for an aggregate purchase price of $997,000. We did not engage in any public advertising or general solicitation in connection with these transactions, there were no commissions paid, and the purchasers were accredited investors. The issuances made as part of this private placement were made pursuant to Section 4(6) of the Securities Act of 1933 and Rule 504 of Regulation D.

Convergiton Acquisition

      On July 17, 2004, we issued 3,500,000 shares of common stock to Convergiton, Inc., a Florida corporation, which was an unrelated corporation, in exchange for the intangible assets that form the basis for the Branded Media business strategy pursuant to the Intangible Asset Purchase Agreement dated July 16, 2004 between us and Convergiton. We refer to Convergiton, Inc. herein as "Convergiton." We did not engage in any public advertising or general solicitation in connection with the Convergiton issuance. The shares issued to Convergiton were issued pursuant to Section 4(2) of the Securities Act of 1933. Piggyback registration rights also were granted to Convergiton with respect to the stock received in the transaction.

Touch of Grace Acquisition

      On April 11, 2006, we executed a purchase agreement for 80% of Touch of Grace, Ltd., a limited liability company registered in the United Kingdom. In connection with this purchase, we will be issuing 3,500,000 shares of restricted common stock to the partners of this limited liability company.

Issuance  of  Stock  and  Warrants  as Part of and in  Lieu  of  Certain  Debt
Obligations

      On March 17, 2006, we issued a warrant to purchase 150,000 shares of our common stock at $.50 per share to the Amy R. Daly Revocable Trust, pursuant to a Forbearance Agreement, dated March 17, 2006, as consideration for the postponement of the maturity date of certain debt owed by us to the Amy R. Daly Revocable Trust. The warrant may be exercised any time on or before March 17, 2011.

      On February 16, 2006, we issued (1) 5,000 shares to Thomas O'Connor, pursuant to a Forbearance Agreement, dated January 20, 2006, as consideration for the postponement of the maturity date of a $10,000 loan, (2) 5,000 shares to Marc Denner, pursuant to a Forbearance Agreement, dated January 20, 2006, as consideration for the postponement of the maturity date of a $10,000 loan, and
(3) 5,000 shares to Patrick Kerr, pursuant to a Forbearance Agreement, dated January 20, 2006, as consideration for the postponement of the maturity date of a $10,000 loan.

      As consideration for lending us $2,000, on January 11, 2006 we issued Mr. Coffey, our Chief Operating Officer, General Counsel and a member of our board, a warrant to purchase 2,000 shares of our common stock at $.50 per share. The warrant may be exercised any time on or before January 11, 2011. On September 28, 2005 we issued Mr. Coffey eight warrants to purchase in the aggregate 172,500 shares of our common stock at the closing price per share of our common stock (as reported by Bloomberg) on the dates each of the foregoing notes were issued as consideration for lending us in the aggregate $172,500. The warrants may be exercised any time on or before September 28, 2010. As consideration for lending us $2,500, on November 18, 2005 we issued a warrant to purchase 2,500 shares of our common stock at $.30 per share. This warrant may be exercised any time on or before November 18, 2010. As consideration for lending us $4,000, on December 1, 2005 we issued a warrant to purchase 4,000 shares of our common stock at $.29 per share. The warrant may be exercised any time on or before November 18, 2010.

      On December 31, 2004, we issued a promissory note to Iliad, Inc., which obligated us to pay Iliad, Inc. $103,433.99 on or before September 1, 2005. Paul Whitehead, President of Iliad, Inc., is one of our employees and a 5% beneficial owner. The note was non-interest bearing. On November 16, 2005, we issued 400,000 shares of our common stock at $.2586 per share to Paul Whitehead as payment of the outstanding debt owed to Iliad, Inc. under the December 31, 2004 note. On November 15, 2005, we also entered into a Settlement Agreement with Iliad, Inc. concerning the payment of the outstanding debt under the note.

      Pursuant to an agreement dated June 30, 2005, we agreed to grant to each of Mr. Taylor and Mr. Coffey warrants, which were issued on July 19, 2005, to purchase 2,230,000 shares of our common stock as payment of the $892,000 of accrued salary owed to each of Mr. Taylor and Mr. Coffey. The warrants may be exercised at a price of $.01 per share at any time on or before July 19, 2015.

      We issued 600,000 shares of common stock to Patrick Kerr on April 15, 2005 in accordance with a settlement agreement, dated April 16, 2005, to discharge a debt of $200,000.

      On September 22, 2004, we issued (1) 10,000 shares to Thomas O'Connor, pursuant to a Forbearance Agreement, dated September 22, 2004, as consideration for the postponement of the maturity date of a $10,000 loan, (2) 10,000 shares to Marc Denner, pursuant to a Forbearance Agreement, dated September 22, 2004, as consideration for the postponement of the maturity date of a $10,000 loan, and (3) 100,000 shares to Patrick Kerr, pursuant to a Forbearance Agreement, dated September 22, 2004, as consideration for the postponement of the maturity date of a $200,000 loan.

      On March 28, 2003, we issued 50,000 shares of common stock to Patrick Kerr in consideration for a $200,000 loan from Mr. Kerr to us pursuant to a Promissory Note dated March 28, 2004 and a Promissory Note dated February 20, 2003. On April 7, 2004, we issued 50,000 shares of common stock to Mr. Kerr for forbearance of the $200,000 loan.

      We did not engage in any public advertising or general solicitation in connection with any of the above issuances. The issuances made as part of the above debt forgiveness and loan agreements were made pursuant to Sections 4(2) and 4(6) of the Securities Act of 1933 and Rule 506 of Regulation D.

Issuances made pursuant to Employment Agreements

      As described in Part I, Item 7 - Certain Relationships and Related Transactions, we issued warrants to Eve Krzyzanowski, Donald Taylor, Joseph Coffey, Gerald Labush and Brian Pussilano, each of whom is an accredited investor. We issued these warrants under the exemptions provided pursuant to each of Section 4(2) and Section 4(6) of the Securities Act of 1933 and Rule 506 of Regulation D.

      On May 2, 2004, we entered into an employment agreement with Paul Whitehead, our Director of Special Projects and Branding. This agreement has a four-year term commencing on September 1, 2005. Pursuant to the agreement, Mr. Whitehead's compensation includes a base salary of $225,000 per year with a $50,000 increase in salary each year during the employment term and an annual bonus to be determined by our board in an amount not less than 10% of his salary for a given year. To conserve cash, certain of our employees, including Mr. Whitehead, have not been paid for their services between October 1, 2005 and March 31, 2006. Mr. Whitehead is also entitled to participate in our employee incentive stock option plan and the profit sharing, retirement, medical and other benefits we offer to all of our employees at the time if and when we implement these plans. In accordance with Mr. Whitehead's employment agreement, we issued Mr. Whitehead a warrant to purchase 1,500,000 shares of our common stock at a price of $.01 per share. The warrant may be exercised any time on or before May 2, 2015. Mr. Whitehead is an accredited investor and we did not engage in any public advertising or general solicitation in connection with this warrant issuance. We issued this warrant under the exemptions provided pursuant to each of Section 4(2) and Section 4(6) of the Securities Act of 1933 and Rule 506 of Regulation D.

Issuances Made for Services Rendered

      In June 2004, we issued 1,500,000 shares of our common stock to Ms. Krzyzanowski in consideration for the advisory services she provided to us in 2003 and 2004. These shares were issued to Ms. Krzyzanowski, who is an accredited investor, pursuant to each of Section 4(2) and Section 4(6) of the Securities Act of 1933 and Rule 506 of Regulation D.

      In addition to the issuances made for certain services provided to us described above, the table below summarizes securities issued to certain service providers in the last three years for the consideration received by us as described below. We did not engage in any public advertising or general solicitation in connection with any of the issuances described below. These issuances were made pursuant to Section 4(2) of the Securities Act of 1933, and, with respect to issuance to accredited investors, Section 4(6) of the Securities Act of 1933 and Rule 506 of Regulation D.

          Service Provider                   Warrants Issued            Shares Issued            Nature of Service
------------------------------------  -----------------------------   ------------------         -----------------
                                                           Number
                                                           of
                                      Exercise             Shares               Number
                                        Price      Date    Covered     Date    of Shares
                                        -----    -------   -------    -------  ---------
Eve Krzyzanowski                                                      7/19/04  1,500,000   Business consulting services
Hartmann and Doherty, LLC                                             11/4/04   400,000    Legal services
Lauren Deen                             $1.00     1/3/05    95,000                         Business consulting services
Hand & Baldachin LLP                    $1.00     1/3/05     5,000                         Legal services for Ms. Deen
Todd Schwartz                           $1.00    3/10/05    100,000                        Business consulting services
Michael S. Scofield                     $0.50    3/31/05    250,000                        Service as a Director
Media Link LLC                                                        3/31/05   90,000     Business consulting services
Capital Relations International, LLC                                  4/4/05    50,000     Public relations services
Media Link LLC                                                        5/4/05    90,000     Business consulting services
Howdy Kabrins                                                         5/31/05   49,998     Business consulting services
Media Link LLC                                                        5/31/05   90,000     Business consulting services
Gary Kucher                             $0.50    7/19/05    250,000                        Service as a Director
Sarah Frank                             $0.50    7/19/05    250,000                        Service as a Director
Rubenstein Public Relations, Inc.       $0.78     9/2/05    50,000                         Public relations services
Media Link LLC                                                        9/6/05    180,000    Business consulting services
Howdy Kabrins                                                         9/6/05    33,332     Business consulting services
Palomar Agency LLC                                                    9/6/05    50,000     Business consulting services
James Cahill                            $0.50    11/15/05   250,000                        Service as Director
Suzanne Jaffe                           $0.50    11/15/05   250,000                        Service as Director
Lordi Consulting LLC                    $0.01    12/13/05   83,333                         Accounting services

Contractual Obligations to Issue Securities

      Described below are certain contractual obligations that, in addition to those described above, obligate us to issue securities upon the occurrence of certain events. We issued or plan to issue the common stock identified below, pursuant to the exemption provided under each of Section 4(2) and Section 4(6) of the Securities Act of 1933 and Rule 506 under Regulation D. The below recipient is an accredited investor. We did not and will not engage in any public advertising or general solicitation in connection with these issuances.

      We entered into a letter agreement, dated June 10, 2005, with Westminster Securities Corp., which we refer to herein as "Westminster," for certain corporate finance consulting services. The agreement will terminate on June 10, 2006 and is terminable upon 30 days written notice. Part of the compensation we are obligated to pay Westminster consists of restricted shares of common stock with piggyback registration rights. Pursuant to the letter agreement dated June 23, 2005, we are obligated to pay Westminster $40,000 each month in restricted stock, which will be calculated on the 10th day of each month by dividing $40,000 by the prior 10 day volume-weighted average price of our common stock as quoted on the Pink Sheets. Pursuant to our obligations under the Westminster agreement, as of January 31, 2006, we have issued 598,022 shares of common stock to Westminster. We have not yet issued Westminster the stock it is due for January and February 2006.

      Pursuant to the agreement dated November 16, 2005 between Sebastian Serrell-Watts and us, on November 16, 2005, we issued 60,000 shares of common stock to Antonia Serrell-Watts in consideration for the termination of a Consulting Agreement dated March 1, 2005 and entry into a new consulting agreement dated November 1, 2005. Pursuant to the agreement dated November 1, 2005 between Sebastian Serrell-Watts and us, we issued 16,457 shares of common stock to Antonia Serrell-Watts in consideration for services provided under the November 1, 2005 agreement during the months of November 2005 through January 2006.

      This issuance will be made pursuant to Section 4(2) of the Securities Act of 1933.

Item 5. Indemnification of Directors and Officers

      Pursuant to the Company's bylaws, the Company may indemnify any person made or threatened to be made a party to any action, suit or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that that person is or was a director, officer or employee of our Company.

      Insofar as indemnification for liabilities arising under the Securities Act, as amended, may be permitted for directors, officers and controlling persons of our company under our bylaws or under any contract, arrangement, statute, or otherwise, we have been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

                                   PART F/S

Financial Statements

      The following financial statements and independent registered public accounting firm's auditors' report are included in the General Registration Statement of Securities of Small Business Issuers on Form 10-SB immediately following:



                        Index to Financial Statements

                                                                           Page
                                                                           ----

Report of Independent Registered Public Accounting Firm......................F-1

Balance Sheets as of December 31, 2005 (Unaudited) and
  September 30, 2005.........................................................F-2

Statements of Operations for the three months ended December 31, 2005 and 2004 (Unaudited) and the year ended
  September 30, 2005 and 2004................................................F-3

Statements of Stockholders' Deficit for the three months ended
  December 31, 2005 and 2004 (Unaudited) and
  the years ended September 30, 2005 and 2004................................F-4

Statements of Cash Flows for the three months ended December 31, 2005 and 2004 (Unaudited) and the years ended
  September 30, 2005 and 2004...............................................F-5

Notes to Financial Statements...............................................F-7

EMN Financial Statements....................................................F-24

           REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of
Branded Media Corporation
New York, New York

      We have audited the accompanying balance sheet of Branded Media Corporation as of September 30, 2005 and the related statements of operations, and stockholders' deficit and cash flows for the years ended September 30, 2005 and September 30, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company has reported losses from operations, negative cash flows from operating activities, negative working capital and has a stockholders' deficit. These conditions raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are described in note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Branded Media Corporation as of September 30, 2005 and the results of its operations and its cash flows for the years ended September 30, 2005 and 2004 in conformity with accounting principles generally accepted in the United States of America.

      As more fully described in Note 4, subsequent to the issuance of the company's audited balance sheet as of September 2004 and the related statements of operations, and stockholders' equity (deficit) and cash flows, for the years ended September 30, 2004 and September 30, 2003 and our report thereon dated September 22, 2005, except for notes 9 and 13 as to which the date is November 14, 2005, we became aware that those financial statements did not reflect the proper value of a Film, Television, and Music Library and certain non-monetary transactions. In our original report we expressed an unqualified opinion on the company's audited balance sheet as of September 2004 and the related statements of operations, and stockholders' equity (deficit) and cash flows, for the years ended September 30, 2004 and September 30, 2003, and our opinion on the revised statements as expressed herein, remains unqualified.

Friedman LLP
East Hanover, New Jersey
February 2, 2006, except as to footnotes 4 and 16 as to which the date is March 17, 2006.

BRANDED MEDIA CORPORATION
Balance Sheets
--------------------------------------------------------------------------------

                                                      December 31,       September 30,
                                                          2005                2005
                                                      ------------       ------------
                                                                          (Unaudited)
                                     Assets
Current assets:
 Cash and cash equivalents                            $     82,548       $     80,371
 Accounts receivable                                       994,286                 --
 Deferred financing costs                                   69,689            125,010
 Other current assets                                       16,938             77,742
                                                      ------------       ------------
 Total current assets                                    1,163,461            283,123

Property and equipment, net                                 62,424             65,977
Intangible asset, net                                    1,386,400             35,000
Goodwill                                                 1,682,335                 --
Deposit held in escrow                                          --             51,000
Security deposits                                           59,908             58,108
                                                      ------------       ------------
Total Assets                                          $  4,354,528       $    493,208
                                                      ============       ============

                     Liabilities and Stockholders' Deficit
Current liabilities:
 Notes and loan payable
 (net of unamortized discount of $231,044,
  $633,570 at December 31, 2005, and
  September 30, 2005                                  $    838,956       $    786,430
 Due to related parties                                  1,038,415            445,414
 Accounts payable                                          596,221              5,390
 Accrued interest payable                                  275,264            246,624
 Accrued expenses                                          738,877            503,820
 Accrued compensation                                      354,000            130,625
                                                      ------------       ------------
 Total current liabilities                               3,841,733          2,118,303
                                                      ------------       ------------
Deferred Compensation                                      340,000            242,500
Deferred Rent                                               53,454             53,454

Commitments                                                     --                 --

Mandatorily redeemable convertible Series A
  preferred stock:
    $.001 par value; 10,000,000 authorized,
    235,000 shares issued and outstanding at\
    December 31, 2005
   (Liquidation value of $3,525,000 as
    of Dec. 31, 2005)                                      207,661                 --

Stockholders' deficit:
  Common stock, $.001 par value; authorized
   500,000,000 shares; 30,032,168 and 29,220,499
   shares issued and outstanding                            30,032             29,220
  Additional paid-in capital                            31,802,692         28,731,093
  Accumulated deficit                                  (31,921,044)       (30,681,362)
                                                      ------------       ------------
Total stockholders' deficit                                (88,320)        (1,921,049)
                                                      ------------       ------------
Total Liabilities and Stockholders' Deficit           $  4,354,528       $    493,208
                                                      ============       ============

See the accompanying notes to financial statements.

BRANDED MEDIA CORPORATION
Statements of Operations
--------------------------------------------------------------------------------

                                                Three Months Ended                       Years Ended
                                                    December 31,                         September 30,
                                          -------------------------------       -------------------------------
                                               2005               2004              2005               2004
                                           (Unaudited)        (Unaudited)                            Restated
                                          ------------       ------------       ------------       ------------
Services Revenue                          $  1,204,990       $         --       $         --       $         --
                                          ------------       ------------       ------------       ------------
Costs and expenses:
Cost of services                               737,775                 --                 --                 --
Depreciation and amortization                   50,153              6,163             14,211              6,165
General and administrative
 (including Share-based compensation
   of $464,437 and $17,920,000 for
   December 31, 2005 and 2004, and
   $20,777,578 and $15,000 in
   September 30, 2005 and 2004)              1,360,281         18,144,538         23,446,569            569,569
                                          ------------       ------------       ------------       ------------
                                             2,148,209         18,150,701         23,460,780            575,734
                                          ------------       ------------       ------------       ------------
Operating loss                                (943,219)       (18,150,701)       (23,460,780)
                                          ------------       ------------       ------------       ------------
Other income (expense)
 Loss on extinguishment of debt                     --                 --           (142,000)                --
 Settlement gain from defined
   benefit pension plan                        263,141                 --                 --                 --
 Interest expense, net                        (509,410)            (8,875)          (479,308)           (68,560)
                                          ------------       ------------       ------------       ------------
                                              (246,269)            (8,875)          (621,308)           (68,560)
                                          ------------       ------------       ------------       ------------
Loss before income taxes                    (1,189,488)       (18,159,576)       (24,082,088)          (644,294)
Income taxes                                        --                 --                 --                 --
                                          ------------       ------------       ------------       ------------
Net loss                                    (1,189,488)       (18,159,576)       (24,082,088)          (644,294)

Beneficial conversion features,
accretion of issuance costs and
fair value of warrants issued to
convertible preferred stockholders            (102,458)                --                 --                 --

Cumulative undeclared dividends
   on preferred stock                          (50,194)                --                 --                 --
                                          ------------       ------------       ------------       ------------
Net loss attributable to common
Stockholders                              $ (1,342,140)      $(18,159,576)      $(24,082,088)      $   (644,294)

                                          ============       ============       ============       ============
Basic and diluted loss
  per common share                        $      (0.05)      $      (0.90)      $      (0.93)      $      (0.09)
                                          ============       ============       ============       ============
Weighted average  common shares
outstanding-  basic and diluted             29,550,640         20,101,114         26,033,770          7,481,888
                                          ============       ============       ============       ============

See the accompanying notes to financial statements.

BRANDED MEDIA CORPORATION
Statements of Stockholders' Deficit
Three months ended December 31, 2005 and
the Years ended September 30, 2005 and 2004
--------------------------------------------------------------------------------

                                                                Common Stock            Additional
                                                         --------------------------      Paid-in      Accumulated
                                                            Shares          Amount       Capital          Deficit           Total
                                                         ------------   ------------   ------------    ------------    ------------
Balance September 30, 2003
(restated)                                               $  5,964,189   $      5,964   $  3,852,942    $ (5,954,980)   $ (2,096,074)
  Shares issued for loan forbearances fees                    170,000            170          1,530              --           1,700
  Shares issued for trademarked brand name                  3,500,000          3,500         31,500              --          35,000
  Shares issued for consulting services                     1,500,000          1,500         13,500              --          15,000
  Sale of common shares                                     6,100,000          6,100         80,900              --          87,000
  Net loss                                                         --             --             --        (644,294)       (644,294)
                                                         ------------   ------------   ------------    ------------    ------------
Balance September 30, 2004 (restated)                      17,234,189   $     17,234   $  3,980,372    $ (6,599,274)   $ (2,601,668)

  Shares issued for services                                1,279,683          1,280      1,483,798              --       1,485,078
  Shares issued for debt
   repayment including
 loss on extinguishment                                       600,000            600        341,400              --         342,000
Sale of common shares                                      10,106,627         10,106        879,894              --         890,000
Relative fair value of warrants issued                             --             --        311,328              --         311,328
Warrants issued for employee services                              --             --     17,258,000              --      17,258,000
Warrants issued for non-employee service                           --             --      2,034,500              --       2,034,500
Warrants issued for officers' salary                               --             --      1,784,000              --       1,784,000
Beneficial conversion feature on
 convertible debt                                                  --             --        657,801              --         657,801
  Net loss                                                         --             --             --     (24,082,088)
                                                         ------------   ------------   ------------    ------------    ------------
Balance September 30, 2005                                 29,220,499   $     29,220   $ 28,731,093    $(30,681,362)   $ (1,921,049)

  Shares issued for services                                  411,669            412        177,588              --         178,000
  Shares issued for debt repayment                            400,000            400        103,040              --         103,440
  Warrants issued for employee services                            --             --        244,770              --         244,770
  Warrants issued in connection with the purchase of EMN           --             --        500,000              --         500,000
  Warrants issued for non-employee service                         --             --         41,667              --          41,667
  Beneficial conversion feature on preferred stock                 --             --      1,802,996              --       1,802,996
  Cash and warrants issued for preferred stock
   issuance costs                                                  --             --       (155,000)             --        (155,000)
  Relative fair value of warrants
   issued to preferred stockholders                                --             --        458,996              --         458,996
  Accretion of BCF, discount and issue costs                       --             --       (102,458)             --        (102,458)
  Undeclared dividends on preferred stock                          --             --             --         (50,194)        (50,194)
  Net loss                                                         --             --             --      (1,189,488)     (1,189,488)
                                                         ------------   ------------   ------------    ------------    ------------
Balance December 31, 2005                                  30,032,168   $     30,032   $ 31,802,692    $(31,921,044)   $    (88,320)
                                                         ============   ============   ============    ============    ============

See the accompanying notes to financial statements

(The change in par value of stock pursuant to the re-capitalization was retroactively adjusted)

BRANDED MEDIA CORPORATION
Statements of Cash Flows
--------------------------------------------------------------------------------

                                                        Three Months Ended                   Years Ended
                                                           December 31,                      September 30,
                                                   -----------------------------     -----------------------------

                                                       2005              2004                            2004
                                                    (Unaudited)      (Unaudited)        2005            Restated
                                                   ------------     ------------     ------------     ------------
Cash flows from operating activities
Net loss                                           $ (1,189,488)    $(18,159,576)    $(24,082,088)    $   (644,294)
Adjustments to reconcile net loss to
  net cash used in operating activities
Depreciation and amortization                           105,474            6,163           14,211            6,165
Non cash stock compensation                             464,437       17,920,000       20,777,578           15,000
Amortization of beneficial conversion feature           402,523               --          335,562               --
Loss on extinguishment of debt                               --               --          142,000               --
Loan forbearance fees for loans extended                     --               --               --            1,700
Deferred rent                                                --               --           21,954               --
Deferred compensation                                    97,500               --          242,500               --
Settlement gain from defined benefit plan              (263,141)              --               --               --
Changes in operating assets and liabilities:
  Accounts receivable                                  (754,289)              --               --               --
  Other current assets                                   85,659          (60,000)        (202,752)              --
  Other non-current assets                                   --               --          (37,900)           1,765
  Accounts payable                                      533,840               --          (79,704)              --
  Accrued interest payable                               28,640           (7,958)         (49,699)          34,415
  Accrued compensation                                  223,375               --          237,627          424,518
  Accrued expenses                                      167,374          (19,229)         508,129           35,645
                                                   ------------     ------------     ------------     ------------
Net cash used in operating activities                   (98,096)        (320,600)      (2,172,582)        (125,086)
                                                   ------------     ------------     ------------     ------------
Cash flows from investing activities
  Acquisitions of property & equipment                       --               --          (48,800)              --
  Acquisition of EMN, net of cash acquired           (2,058,169)              --          (51,000)              --
                                                   ------------     ------------     ------------     ------------
Net cash used in investing activities                (2,058,169)              --          (99,800)              --
                                                   ------------     ------------     ------------     ------------
Cash flows from financing activities
  Proceeds from related parties                          33,551               --          222,654           99,806
  Advances to related parties                           (37,109)         (14,963)         (54,280)         (17,343)
  Proceeds from notes                                        --               --        1,250,000               --
  Proceeds from issuance of common shares                    --          594,910          890,000           87,000
  Net proceeds from issuance of preferred stock       2,162,000               --               --               --
                                                   ------------     ------------     ------------     ------------
Net cash provided by financing activities             2,158,442          579,947        2,308,374          169,463
                                                   ------------     ------------     ------------     ------------
Increase in cash and cash equivalents                     2,177          259,347           35,992           44,377

Cash and cash equivalents, beginning of year             80,371           44,379           44,379                2

                                                   ------------     ------------     ------------     ------------
Cash and cash equivalents, end of year             $     82,548     $    303,726     $     80,371     $     44,379
                                                   ============     ============     ============     ============

                                                             SUPPLEMENTAL CASH FLOW INFORMATION

Cash paid for interest                             $         --     $         --     $     27,708     $         --
Cash paid for income taxes                         $         --     $      7,435     $         --     $         --
                                                   ------------     ------------     ------------     ------------

See accompanying notes to financial statements

BRANDED MEDIA CORPORATION
Statements of Cash Flows (Continued)

                                                           NON-CASH INVESTING AND FINANCING ACTIVITIES

                                                        Three Months Ended                   Years Ended
                                                           December 31,                      September 30,
                                                   -----------------------------     -----------------------------

                                                       2005              2004                            2004
                                                    (Unaudited)      (Unaudited)        2005            Restated
                                                   ------------     ------------     ------------     ------------

Beneficial conversion features related to
  Convertible debt                                 $         --     $         --     $    969,129     $         --

Warrants in connection with the payment of
  accrued salaries                                           --               --         1,784,000              --

Accretion of preferred stock, beneficial
  conversion privileges and issuance costs              102,458               --                --              --

Common stock issued for extinguishment of an
  outstanding debt instrument                           103,440               --           342,000              --

Promissory note issued in connection with
  purchase of Executive Media Network, Inc.             350,000               --                --              --

Warrant issued in connection with the acquisition
  of EMN                                                500,000               --                --              --

Undeclared dividends on preferred stock                  50,194               --                --              --
                                                   ------------     ------------     ------------     ------------

See accompanying notes to financial statements

BRANDED MEDIA CORPORATION
Notes to Financial Statements

      1. Organization and Business

The Company was incorporated as Prosher Investment Corp. under the laws of Delaware in 1968. In 1983, the Company changed its name to Mediacom Industries, Inc., and in 2001, the Company changed its name to Mediacom Entertainment, Inc. On August 20, 2004, Mediacom Entertainment, Inc. reincorporated under the laws of the state of Nevada by merging with and into Mediacom Entertainment, Inc. On October 18, 2004, we changed our name to Branded Media Corporation.

Branded Media Corporation (the "Company," "we," "us," "our") is a multi-media branding company that builds its clients' brands and markets its clients' consumer products through a proprietary strategy.

As developed by us, Branded Media(TM) is designed to increase sales of its clients' consumer products by exposing their brands and their messages through television and internet programming, print, DVD, Video-on-Demand, and Direct-Response infomercials.

The Company provides services that include the development of television pilots and gives advice with respect to series production, distribution and development as regards licensing and pledge specials. In consideration for its services, the Company receives certain fees and, in addition, a pilot development fee for each pilot completed.

The Company takes a comprehensive approach to brand building through creative, strategic brand messaging designed to increase awareness and sales of its clients' consumer products and services. The Company intends to position its clients' brands on commercial and public television and share revenues generated from product sales in multiple channels of distribution, such as, retail chains, specialty retail and corporate marketing partners.

On October 21, 2005, the Company executed a Stock Purchase Agreement to acquire Executive Media Network (EMN) by purchasing all of the outstanding shares of common stock of EMN in exchange for $2,200,000 cash, a promissory note for $350,000, and a warrant to purchase 1,000,000 shares of common stock valued at $500,000 totaling $3,050,000. See Note 5.

EMN is a place based media company, which offers advertising media displays worldwide in the airline clubs and first class lounges of many major United States and foreign flag airline carriers. Through agreements with certain United States and foreign airlines, EMN has the right to sell over 400 media display locations throughout the world in 138 airline clubs, creating approximately 6.4 million impressions monthly.

Reincorporation

On August 19, 2004, Mediacom Entertainment, Inc., Delaware (DE) completed a reincorporation merger with and into Mediacom Entertainment, Inc., Nevada (NV)in the state of Nevada. Mediacom (NV) was legally formed for the sole purpose of re-incorporating the Company in the state of Nevada and is the surviving corporation. Pursuant to this transaction, the number of outstanding shares of the surviving entity were the same as the number of outstanding shares of common stock prior to the transaction, and each stockholder owned the same number of shares of the surviving entity as that stockholder had owned of the Delaware entity prior to the merger. Also as a result of the transaction, Mediacom Entertainment, Inc., a Delaware corporation, ceased to exist. For accounting purposes the merger has been treated as a capital stock transaction rather than a business combination, and as such, pro forma information giving effect to the merger is not presented because of the nature of the transaction. The historical financial statements prior to August 18, 2004 are those of Mediacom (DE). As part of the merger, the Company increased its authorized common stock to 500 million shares and changed its par value to $.001 from $.01 per share. The financial statements have been retroactively adjusted for the change in par value of stock due to the re-capitalization.

      2. Significant Accounting Policies

 Interim Financial Information

The accompanying consolidated balance sheet as of December 31, 2005, the consolidated statements of operations and Cash Flows, and the consolidated statement of shareholders' deficit for the three months ended December 31, 2005 are unaudited. The unaudited interim consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles. In the opinion of the Company's management, the unaudited interim consolidated financial statements have been prepared on the same basis as the audited financial statements and include all adjustments consisting of normal recurring adjustments and accruals necessary for the fair presentation of the Company's financial position, results of operations and its cash flows for the years ended September 30, 2005 and 2004.

The Consolidated Statement of Operations and Cash Flows for the three months ended December 31, 2005 and 2004 are not directly comparable because the 2005 statements include, for the first time, the financial results of EMN. The Company acquired EMN on October 21, 2005 and assumed an acquisition date of October 1, 2005 for financial statement presentation.

BRANDED MEDIA CORPORATION
Notes to Financial Statements
(continued)

Principles of Consolidation

The accompanying unaudited consolidated financial statements for the three months ended December 31, 2005 are prepared in accordance with accounting principles generally accepted in the U.S. and include the results of operations of the Company and its wholly owned subsidiary, Executive Media Network from October 1, 2005, the assumed date of acquisition, through December 31, 2005. All inter-company accounts and transactions have been eliminated in consolidation.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The Company evaluates all of its estimates on an on-going basis. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash and investments with original maturities to the Company of three months or less. Cash is invested at high quality financial institutions. At December 31, 2005 and September 30, 2005, there are no cash equivalents.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation and amortization are determined using the straight-line method over the estimated useful lives of the assets, which range between 5 and 7 years.

Leasehold improvements are amortized over the shorter of the life of the improvement or the length of the lease, which is 10 years.

Amortization

The Company recognizes rent expense based upon the straight-line method which adjusts for rent abatements and future rent increases. In connection with future minimum lease payments at December 31, 2005 and September 30, 2005, the amount deferred was $53,454.

Commencing in January 2005, Company recognizes compensation expense from certain employment agreements using the straight-line method as a result of fixed increased base salaries over the four year terms of the respective employment agreements. At December 31, 2005 and September 30, 2005, deferred compensation liability was $340,000 and $242,500, respectively.

Deferred expenses, beneficial conversion features and issuance costs on mandatorily redeemable convertible preferred stock are amortized using the straight-line method and effective interest method over the term of the respective debt or equity instrument.

Amortization of marketing contract agreements are amortized over five years using the straight-line method.

Allowance for Doubtful Accounts

The allowance for doubtful accounts is estimated based on the aging of accounts receivable, reviews of client credit reports, and analysis of recent payment history for specific customers. Management considers all outstanding accounts receivable at the respective balance sheet dates to be fully collectible.

Intangible Assets and Goodwill

Intangible assets and goodwill are accounted for in accordance with SFAS No. 142 "Goodwill and Other Intangible Assets" "SFAS 142"). Under SFAS 142, goodwill and indefinite lived intangible assets are not amortized but instead are reviewed at least annually for impairment, or more frequently if impairment indicators arise. Intangible assets that are not deemed to have an indefinite life will continue to be amortized over their estimated useful lives. The Company tests for impairment whenever events or changes in circumstances indicate that the carrying amount of goodwill or other intangible assets may not be recoverable, or at least annually each year. When these tests are performed at the reporting unit level, a two-step, fair-value based approach is used. The first step compares the fair value of the reporting unit with its carrying amount, including goodwill. If the fair value of the reporting unit is less than its carrying amount, a second step is performed to measure the amount of impairment loss. The second step allocates the fair value of the reporting unit to the Company's tangible and intangible assets and liabilities. This derives an implied fair value for the reporting unit's goodwill. If the carrying amount of the reporting unit's goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized equal to that excess. In the event that the Company determines that the value of goodwill or other intangible assets have become impaired, the Company will incur a charge for the amount of the impairment during the fiscal quarter in which the determination is made.

BRANDED MEDIA CORPORATION
Notes to Financial Statements
(continued)

Long-Lived Assets

The Company evaluates the recoverability of purchased intangible assets subject to amortization and other long-lived assets such as property and equipment in accordance with SFAS No. 144 "Accounting for the Impairment and Disposal of Long-Lived Assets." Assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by comparing the carrying amount of the asset against the estimated undiscounted future cash flows associated with it. Should the sum of the expected future net cash flows be less than the carrying value of the asset being evaluated, an impairment loss would be recognized. The impairment loss would be calculated as the amount by which the carrying value of the asset exceeds its fair value. The fair value is measured based on quoted market prices, if available. If quoted market prices are not available, the estimate of fair value is based on various valuation techniques, including the discounted value of estimated future cash flows. The evaluation of asset impairment requires the Company to make assumptions about future cash flows over the life of the asset being evaluated. These assumptions require significant judgment and actual results may differ from assumed and estimated amounts.

Income Taxes

The Company accounts for income taxes using the asset and liability method. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Loss Per Common Share

Basic loss per common share is computed by dividing net loss allocable to common stockholders by the weighted average number of common shares outstanding for the period. Diluted net loss per share reflects the dilution from the potential conversion or exercise into common stock of securities such as warrants. In all financial statements presented, diluted net loss per common share is the same as basic net loss per common share. For the periods ended December 31, 2005 and September 30, 2005 warrants to purchase 17,667,333 and 13,782,500 shares of common stock, respectively, were excluded from the calculation of fully diluted earnings per share since their inclusion would have been anti-dilutive. No additional shares of common stock for the potential dilution from the conversion or exercise of securities into common stock are included in the denominator, since the result would be anti-dilutive. There were no anti-dilutive instruments in the year ended September 2004.

Stock-Based Compensation

The Company has adopted  fair value  accounting  for grants of common  stock and warrants  to  employees  and  non-employees  in  accordance  with  Statement  of
Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS No. 123), as amended by FAS 148 and Emerging Issues Task Force Issue 96-18, "Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services"(EITF 96-18).

Concentration of Credit Risk

The Company believes it is not exposed to any significant credit risk with cash and cash equivalents. The Company maintains its cash with a high credit quality financial institution. Each account is secured by the Federal Deposit Insurance Corporation up to $100,000.

Segment Reporting

The Company has two reporting segments that provide different products or services which fall under SFAS No. 131 "Disclosures about Segments of an Enterprise and Related Information".

One segment relates to marketing services that has recently launched multi-media platforms to expose the Company's clients' brands or products. The categories of revenue include television production and distribution, book publishing and merchandising. The other segment enters into contracts with advertising agencies to rent their clients advertising space in "place-based media units" (displays) in airline clubs and lounges. See note 14.

Revenue Recognition

The Company recorded no revenue for the years ended September 30, 2005 and 2004.

BRANDED MEDIA CORPORATION
Notes to Financial Statements
(continued)

For the three months ended December 31, 2005, substantially all of the revenue recorded was generated by the Company's EMN subsidiary.

      EMN


EMN enters into contracts with advertising agencies to rent their clients advertising space in "place-based media units" (displays) in airline clubs and lounges. Fees are invoiced to advertising agencies for displays. Payments from the agencies for such displays are made net of a 15% amount in payment for their work in developing the advertisements and cost of the displays. The terms of the Company's agreements with its airline customers range from three to five years. The Company is responsible for all of the costs of operating and managing the displays and shares the revenue with its airline partners. Generally, the Company remits one-half of the net monies received from the advertising agencies to the respective airline carrier in payment for the display space rental.


In accordance with Emerging Issues Task Force ("EITF") 99-19, Reporting Revenue Gross as a Principal versus Net as an Agent, we assessed whether the agency or EMN is the primary obligor. We evaluated the terms of client agreements as part of this assessment. In addition, we give appropriate consideration to other key indicators such as latitude in establishing price, discretion in supplier selection and credit risk to the vendor. We believe there is strong evidence, e.g. contracts with airline carriers and clients/advertisers, that EMN acts as a principal in the transactions described above and that in connection with the activities performed as a principal, has title to the product (i.e. the advertising display) and has risks and rewards of ownership for the display, including the risk of loss for collection. As such, revenue is presented on a gross basis in the statement of operations.

      Branded Media

Branded Media will recognize revenue under the guidance provided by Statement of Position (SOP) No. 00-2, "Accounting by Distributors or Producers of Films", and Staff Accounting Bulletin (SAB) No. 104, "Revenue Recognition". The SOP requires, among other things, that an entity should recognize revenue from a sale or licensing arrangement of a film when all of the following conditions are met:

      - Persuasive evidence of a sale or licensing arrangement with a customer exists.

      - The film is complete and, in accordance with the terms of the arrangement, has been delivered or is available for immediate and unconditional delivery.

      - The license period of the arrangement has begun and the customer can begin its exploitation, exhibition, or sale.

      -     The arrangement fee is fixed or determinable.

      -     Collection of the arrangement fee is reasonably assured

If any one of the preceding conditions is not met, the Company will defer recognizing revenue until all of the conditions are met.

If a licensing arrangement covering a single film provides for a flat fee, then the amount of that fee is considered fixed and determinable. In such instances, the Company will recognize the entire amount of the license fee as revenue when it has met all of the other revenue recognition conditions.

The Company's fee arrangement may be based on a percentage or share of a customer's revenue from the exhibition or other exploitation of a film. In such instances, and when all of the other revenue recognition conditions are met, the Company will recognize revenue as the customer exhibits or exploits the film.

A portion of the Company's revenue stream will be derived from licensing rights to third parties to sell merchandise based on name, image and related marks. Revenue from these activities will be recognized when all of the following conditions are met: (i) pervasive evidence of an arrangement exists; (ii) delivery has occurred or services have been rendered; (iii) the price to the licensee or buyer is fixed or determinable; and (iv) collectibility is reasonably assured. Licensing advances are deferred until earned under the licensing agreement.

Film Costs

Branded Media's film costs will consist of production overhead and production period interest capitalization. Participation costs will include contingent compensation paid to creative talent such as actors, writers, or other entities from whom distribution rights are licensed. The costs are accrued based on contractual formulas and by contingent amounts due under the provisions of certain agreements. Amortization of capitalized film costs and accrual of participation costs commences when the company begins to recognize revenue from a film as specified under SOP 00-2. All advertising, exploitation and marketing costs will be expensed as incurred.

Beneficial Conversion Feature of Debt

In accordance with Emerging Issues Task Force No.98-5, "Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios", and No.00-27, "Application of Issue No.98-5 to Certain Convertible Instruments," the Company recognizes the value of conversion rights attached to convertible debt and equity instruments. These rights give

BRANDED MEDIA CORPORATION
Notes to Financial Statements
(continued)

the instrument holder the immediate ability to convert debt into common stock at a price per share that is less than the trading price of the common stock to the public. The beneficial value is calculated based on the market price of the stock at the commitment date in excess of the conversion rate of the debt and related accruing interest and is recorded as a discount to the related debt and an addition to additional paid-in capital. The debt discount is amortized and recorded as interest expense over the remaining outstanding period of related debt. Upon conversion of the debt to equity, any remaining unamortized discount is charged to interest expense.

The Company has allocated the proceeds received from convertible debt instruments between the underlying debt instrument and the detachable warrants and has recorded the discount on the debt instrument due to a beneficial conversion feature as a deferred charge. This deferred charge is being amortized to interest expense over the life of the related debt instruments.

Beneficial Conversion Feature and Cumulative Dividends

The issuance of Series A mandatorily redeemable convertible preferred stock resulted in a beneficial conversion in accordance with EITF 98-5, Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Ratios and EITF 00-27, Application of Issue No. 98-5 to Certain Convertible Securities. The beneficial conversion feature is being accreted ratably over the mandatory redemption period with a charge to additional paid-in capital. The holders of the preferred stock are entitled to receive cumulative dividends. Unpaid dividends on the preferred stock are accrued from the issuance date. The accretion and cumulative accrued dividends are credited to the carrying value of the security.

Fair Value of Financial Instruments

The fair value of financial instruments is the amount for which the instrument could be exchanged in a current transaction between willing parties. As of December 31, 2005 and September 30, 2005, the carrying values of cash and cash equivalents and notes payable approximated their respective fair values because of the short duration of these instruments.

      3. Going Concern

To date, the Company has dedicated substantially all of its financial resources to developing its client's brands. On October 21, 2005, the Company closed on the acquisition of EMN and has begun positioning its brands to generate revenues from product sales in multiple channels of distribution such as retail chains, specialty retail and corporate marketing partners. The Company completed a sale and issuance of 220,000 shares of Series A Preferred Stock on October 11, 2005 raising proceeds of $2.2 million for the primary purpose of acquiring EMN.

The accompanying financial statements have been prepared on a basis which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. The Company incurred a net loss attributable to common stockholders of $1.3 million for the three months ended December 31, 2005 and $24.1 million for the year ended September 30, 2005 and has a working capital deficiency of $2.7 million at December 31, 2005 and $1.8 million at September 30, 2005 and a stockholders' deficit of $0.1 million at December 31, 2005 and $1.9 million at September 30, 2005 and expects that it will incur additional losses in the immediate future. To date the Company has financed operations primarily through sales of its equity securities and issuance of debt instruments to related and unrelated parties. Its ability to continue as a going concern is dependent upon the ability of the Company to generate profitable operations in the future, raise additional capital through the issuance of debt and sale of its common or preferred stock and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due. Although management continues to pursue these plans, there is no assurance that the Company will be successful in obtaining financing on terms acceptable to the Company. The outcome of these matters cannot be predicted with any certainty at this time. These factors raise substantial doubt that the company will be able to continue as a going concern. These financial statements do not include any adjustments to the amounts and classification of assets and liabilities that may be necessary should the Company be unable to continue as a going concern.

The audit report prepared by our independent registered public accounting firm relating to our financial statements for the year ended September 30, 2005 includes an explanatory paragraph expressing the substantial doubt about our ability to continue as a going concern.

      4. Restatement of Financial Statements

During the course of preparing the Company's financial statements for inclusion in Form 10-SB, the Company received a comment letter from the Securities and Exchange Commission asking for additional information regarding the Company's valuation of its Film, Television and Music Library ("The Library") as well as the valuation of the Company's non-monetary transactions which occurred over a one year period prior to the Company's common stock initial trading commencement date in October 2004 on the pink sheets. Upon review of the aforementioned transactions the Company has determined that it had accounted for these transactions in error.

Previously, the Company valued its Library using valuations determined by the Company and performed annual impairment tests. It was amortizing the cost under the straight-line method over its estimated useful life. Upon subsequent review,

BRANDED MEDIA CORPORATION
Notes to Financial Statements
(continued)

this was determined to be incorrect treatment and not in accordance with the guidance of SOP 00-2. This statement requires that ultimate revenue include estimates of revenue only if persuasive evidence exists that such revenue will occur, or if an entity can demonstrate a history of earning such revenues. Because of the lack of a demonstrated history of earning such revenue in recent years and persuasive evidence from licensing arrangements to support future revenue projections from The Library at September 30, 2004, the Company fully impaired the library. The Company has restated its Balance Sheet as of September 30, 2004 and the Statements of Operations and Shareholders' Deficit for the year then ended to correctly reflect The Library as fully impaired.

In addition, previously, the Company valued all of its non-monetary transactions which occurred over a one year period prior to the Company's common stock initial trading commencement date in October 2004 on the pink sheets whereby the common stock was freely tradable, less a discount. Upon subsequent review, this was determined not to be in accordance with the guidance of paragraphs 8 through 10 of FAS 123, "Accounting for Stock-based Compensation." Under the corrected method the valuations will be made on a contemporaneous basis which should reflect these types of transactions at a more reliable measurement of the fair value of consideration received or the fair value of the equity instruments issued. These transactions included equity instruments issued for non-employee consulting services, an acquisition of intellectual property and a forbearance fee.

The following is a summary of the line items impacted by the Restatement for the 2004 Balance Sheet and the 2004 Statements of Operations and Shareholders'
Deficit:

                                          As Previously
                                            Reported        Adjustments          Restated
                                          ------------     ------------        ------------
September 30, 2004
------------------
Net Film, Television and Music Library    $  1,217,648     $ (1,217,648) (1)   $         --
Brand name                                     184,047         (149,047) (2)         35,000
Total assets                                 1,497,670       (1,366,695)            130,975
Deficit                                    (13,969,879)       7,370,605          (6,599,274)
Additional Paid-in capital                  12,717,672       (8,737,300)          3,980,372
Total shareholders' deficit                 (1,234,973)      (1,366,695)         (2,601,668)

September 30, 2004
------------------
Impairment of trademarked brand name      $  5,765,953     $ (5,765,953) (2)   $         --
Selling, general and administrative          3,104,569       (2,535,000) (3)        569,569
Interest expense                               355,860         (287,300) (4)         68,560
Depreciation                                   276,752         (270,587) (5)          6,165
Earnings per share                        $      (1.27)    $       1.18        $      (0.09)

September 30, 2003
------------------
Accumulated Deficit                       $ (4,466,744)    $ (1,488,236)    $ (5,954,980)

(1) Represents an impairment in full on a historical basis relating to the Film, television and music library

(2) Represents change in value of a non-monetary transaction relating to the trade marked brand name

(3) Represents change in value of a non-monetary transaction relating to common shares given to the CEO prior to hiring for consulting services

(4) Represents change in value of a non-monetary transaction relating to loan forbearance fee.

(5) Represents a reversal of amortization on the Film television music library impairment

      5. Acquisition of Executive Media Network

On October 21, 2005, the Company executed a Stock Purchase Agreement to acquire Executive Media Network (EMN) by purchasing all of the outstanding shares of common stock of EMN in exchange for $2,200,000 cash, a promissory note for $350,000 and a warrant to purchase 1,000,000 shares of common stock valued at $500,000 (refer to succeeding paragraph) totaling $3,050,000. Marketing contracts (identified intangible) acquired were valued at $1,368,000, and the remaining purchase price was allocated to net tangible assets and goodwill. The marketing contracts are being amortized over a five year period using the straight-line method. The promissory note bears interest at 8.0% per annum and was due on November 15, 2005.

The note was extended with a default interest rate of an additional 1.0% per month and an entitlement to the note holder to receive 50.0% of the net cash flow of EMN until March 1, 2006, when the note will be due. In connection with the purchase, an employment agreement was entered into with an executive of EMN, which is described in Note 10. Under the employment agreement, the Company issued a warrant to the executive to purchase 1,000,000 shares of common stock at $0.50 per share which may be exercised within ten years. The warrant was fair valued at $.50 per share or $500,000 using the Black Scholes model using a risk free rate interest rate of 4.39% and a volatility of 267.67% and was accounted for as an increase in the purchase price for EMN. There were no voting equity interests acquired.

BRANDED MEDIA CORPORATION
Notes to Financial Statements
(continued)

EMN utilizes poster-size advertisements in executive lounges at airports as its platform for exposing clients' products and brands to the public. EMN has the right to sell over 400 media display locations in 138 airline clubs. EMN sells poster advertisements to its clients and shares the revenue with its airline partners.


EMN enables airline carriers to defray the costs of operating their club lounges by creating incremental and ancillary revenue streams. In most cases, EMN provides a turnkey revenue program whereby EMN absorbs all the costs of operating and managing the media display network and shares the revenue with its airline partners. EMN also provides advertisers with a level of accountability with documented passenger traffic from its airline partners.


The acquisition was accounted for under the purchase method of accounting. The operating results of the acquired business have been included in the consolidated statements of operations, financial condition and cash flows from October 1, 2005 (the assumed acquisition date) through December 31, 2005.

A summary of the allocation of the purchase price is as follows:

Purchase price:
Cash paid for acquisition,                                  $ 2,200,000
Note payable to seller                                          350,000
A warrant to purchase 500,000 shares
  of common stock                                               500,000
                                                            -----------
                                                            $ 3,050,000
                                                            ===========


Purchase price allocation:
Cash                                                        $    90,831
Current assets                                                  266,652
Marketing contract agreements                                 1,398,000
Goodwill                                                      1,682,335
                                                            -----------
Total assets                                                  3,437,818
Current liabilities                                            (387,818)
                                                            -----------
Fair value of net assets                                    $ 3,050,000
                                                            ===========

The following pro forma historical results of operations for the years ended September 30, 2005 and 2004 are presented as if the Company had acquired EMN on October 1, 2003.

Statements of Operations                         Years Ended September 30,
                                                   2005              2004
                                              -------------------------------
Revenues                                      $  4,014,251      $  4,697,068
Net loss                                      $(24,224,890)     $   (592,375)
================================================================================
Basic and diluted
Loss per common share                               $(0.93)     $      (0.08)
Weighted average common shares outstanding:
Basic and diluted                               26,033,770         7,481,888
================================================================================

The unaudited pro forma financial information is presented for informational purposes only and does not purport to represent what the operating results actually would have been had the acquisition occurred on that date.

     6. Recently Issued Accounting Pronouncements

The FASB issued  Statement  of  Financial  Accounting  Standard No. 123 (revised
2004), Share-Based Payment ("SFAS 123(R)"), in December 2004; it replaces SFAS 123, and supersedes APB 25. Under SFAS 123(R), companies would have been required to implement the standard as of the beginning of the first interim reporting period that begins after June 15, 2005. However, in April 2005, the SEC announced the adoption of an Amendment to Rule 4-01(a) of Regulation S-X regarding the compliance date for SFAS 123(R) that amends the compliance dates and allows companies to implement SFAS 123(R) beginning with the first annual reporting period beginning on or after June 15, 2005. The Company has adopted SFAS 123(R) for its fiscal year beginning October 1, 2005. The Company does not presently administer any stock option programs and does not expect adoption of 123R to have a material impact on its results of operations and statement of financial position. The adoption of the statement will result in compensation expense being recorded for grants of stock or stock options on or after October 1, 2005.

BRANDED MEDIA CORPORATION
Notes to Financial Statements
(continued)

In December 2004, the FASB issued SFAS No. 153, "Exchanges of Non-monetary Assets", Assets -- an amendment of APB Opinion No. 29 ("SFAS 153"). SFAS 153 is effective, and will be adopted, for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005 and is to be applied prospectively. SFAS 153 eliminates the exception for fair value treatment of non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. A non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The Company currently does not anticipate that the effects of the statement will materially affect its consolidated financial position or consolidated results of operations upon adoption.

In March 2005, the FASB issued FIN No. 47, "Accounting for Conditional Asset Retirement Obligations - an interpretation of FASB Statement No. 143 "Accounting for Asset Retirement Obligations ("SFAS No. 143")" ("FIN 47"). FIN 47 clarifies that the term conditional asset retirement obligation as used in SFAS No. 143, refers to a legal obligation to perform an asset retirement activity in which the timing and (or) method of settlement are conditional on a future event that may or may not be within the control of the entity. Accordingly, an entity is required to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated. The liability for the conditional asset retirement obligation should be recognized when incurred. This Interpretation also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. FIN 47 is effective for fiscal periods beginning after December 15, 2005, and we will adopt this provision, as applicable, during fiscal year 2006. The Company does not anticipate the effects of this statement will materially affect its financial position or cash flows.

In November 2005, the FASB issued Staff Position No. FAS 115-1 and FAS 124-1, "The Meaning of Other Than Temporary Impairment and its Application to Certain Investments" (the "FSP"). The FSP provides accounting guidance for determining and measuring other-than-temporary impairments of debt and equity securities, and confirms the disclosure for investments in unrealized loss positions as outlined in EITF 03-01, "The Meaning of Other-Than-Temporary Impairments ands its Application tom Certain Investments". The FSP is effective for all reporting periods beginning after December 15, 2005 and will not have a material impact on our financial position or cash flows.

In June  2005,  the FASB  issued  SFAS  No.154,  "Accounting  Changes  and Error
Corrections", a replacement of APB No.20, "Accounting Changes" and FASB Statement No.3 "Reporting Accounting Changes in Interim Financial Statements". SFAS No.154 applies to all voluntary changes in accounting principle and changes in requirements for, and reporting of, a change in accounting principle. Previously, most voluntary changes in accounting principles were required to be recognized by way of a cumulative effect adjustment within net income during the period of the change. SFAS No.154 requires retrospective application to prior periods' financial statements, unless it is impracticable to determine either the period specific effects or the cumulative effect of the change. SFAS No.154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The implementation of SFAS No.154 is not expected to have a material impact on the Company's consolidated financial statements.

     7. Property and Equipment

Property and equipment at December 31, 2005 and September 30, 2005 consisted of the following:


                              December 31, 2005   September 30, 2005
                                 (Unaudited)
                                 ----------           ----------
Equipment                        $   17,727           $   17,727
Furniture and fixtures               75,304               75,304
Leasehold improvements                5,892                5,892
                                 ----------           ----------
                                     98,923               98,923
Less accumulated depreciation        36,499               32,946
                                 ----------           ----------
                                 $   62,424           $   65,977
                                 ==========           ==========


Depreciation expense was $3,553 and $6,163 for the quarters ended December 31, 2005 and 2004 and $14,211 and $6,165 for the years ended September 30, 2005 and 2004, respectively.

      8. Intangible Assets

The fair value of marketing contracts acquired in the EMN acquisition was $1,398,000. The useful life of this intangible asset is estimated to be five years. Amortization expense recorded for the period ended December 31, 2005 was $46,600.

Additionally, intangible assets consist of the Branded Media intellectual property (Trademark) acquired in July 2004. The Company issued 3,500,000 million shares of common stock to a third party valued contemporaneously at $0.01 per share or $35,000 in exchange for the Trademark. The Trademark has been determined to have an indefinite life and is not being amortized, but rather tested annually for impairment or whenever events indicate there may be a potential risk of impairment.

BRANDED MEDIA CORPORATION
Notes to Financial Statements
(continued)

Intangible assets consist of the following:

                                 December 31, 2005    September 30, 2005
                                   (Unaudited)
                                  ------------            ------------
Marketing contracts               $  1,398,000            $         --

Less: Accumulated amortization         (46,600) ) )                 --
                                  ------------            ------------
                                     1,351,400                      --
Trademark                               35,000                  35,000
                                  ------------            ------------
                                  $  1,386,400            $     35,000
                                  ============            ============


Expected amortization of the marketing contracts over the next five years is as follows:

Twelve months ending December 31           Amount
--------------------------------       ------------

         2006                          $    279,600
         2007                               279,600
         2008                               279,600
         2009                               279,600
         2010                               233,000
                                       ------------
                                       $  1,351,400
                                       ============

      9. Notes and Loans Payable and related party transactions

                                                                December 31, 2005   September 30, 2005
                                                                   (Unaudited)
                                                                   ------------       ------------
Demand promissory notes bear interest at 12% per annum             $    170,000       $    170,000

Eleven convertible notes payable to unrelated
individuals are payable on demand and bear interest of
12% per annum. (Net of unamortized discount of $231,044
and $633,570 at December 31, 2005 and September 30, 2005                668,956            616,430
                                                                   ------------       ------------
            Total Notes and loans payable                          $    838,956       $    786,430
                                                                   ============       ============

Notes held by related parties are payable on demand and
 bearing interest ranging from 0% to 21% per annum                 $    908,806 (1)   $    239,415

Accrued interest expense on notes held by related parties               129,609            102,565

Loan payable to a related party payable on demand and
bears no interest. This obligation was fully repaid in
November 2005 in exchange for 400,000 shares of the Company's
common stock                                                                 --            103,434
                                                                   ------------       ------------
            Total Due to related parties                           $  1,038,415       $    445,414
                                                                   ============       ============

(1)   Includes one convertible note totaling $350,000

During the period March 2005 through September 2005, the Company received proceeds from twelve convertible notes in exchange for $1,250,000. These notes bear interest at 12% per annum and are due at the earlier of 30 days after closing of $5 million in financing or 12 months from the date of the note which range through June 2006. These notes, which were issued together with warrants to purchase the Company's common stock, are convertible into shares of Company Stock and include beneficial conversion privileges. The conversion price specified in the notes is $.50 per common share. As a result, the Company has recorded a discount on debt relating to this transaction in the amount of $657,801 which will be amortized to interest expense over the respective terms of the debt instrument. A relative fair value of approximately $311,328 was ascribed to the 625,000 common shares underlying the twelve warrants fair valued at $.43 - $.85 per share with the Black Scholes model, with a risk free rate of 3.70-4.45% and a volatility range between 120.10% and 303.62%, which were issued as part of this transaction. The relative fair value is amortized to interest expense over the terms of the debt instruments.

BRANDED MEDIA CORPORATION
Notes to Financial Statements
(continued)

The  Company  recognized   deferred  financing  costs  in  connection  with  the
convertible notes.

                                   December 31, 2005
                                     (Unaudited)        September 30, 2005
                                     -----------           -----------
Total financing costs incurred       $   188,000           $   188,000

Less:  accumulated amortization         (118,311)              (62,990)
                                     -----------           -----------
                                     $    69,689           $   125,010
                                     ===========           ===========

The Company's film, television and music library, which has a carrying value of $0, serves as security for all of the convertible notes issued by the company. The convertible notes issued will carry the same rights and privileges. Other loans payable are demand promissory notes and are not collateralized.

See notes 11, 13 and 15 for other related party transactions.

    10. Commitments

The Company leases office space under an operating lease, which expires in March 2012, which requires minimum annual rent totaling $60,000. The Company needed additional office space to administer its business operations and modified the original agreement to lease additional space on February 16, 2005. The modification requires additional rent of $55,800 annually with no change in the expiration date. In addition, the Company also pays its proportionate share of the landlord's operating expenses.


EMN leases office space under a common space sharing arrangement on a monthly basis. Monthly payments of approximately 10,000 include office space, secretarial service, and usage of various office equipment. Future minimum payments under non-cancellable operating leases at December 31, 2005, are as follows:

Twelve months ending December 31          Amount
--------------------------------       ------------
         2006                          $    115,800
         2007                               124,800
         2008                               127,800
         2009                               127,800
         2010                               127,800
         Thereafter                         159,750
                                       ------------
                                       $    783,750
                                       ------------

Rent expense for the three months ended December 31, 2005 was $68,558 and for the years ended September 30, 2005 and 2004 was $145,408 (inclusive of amortization of straight-line lease expense) and $74,266, respectively.

In 2004 and 2005, the Company entered into employment agreements with certain executive officers. During the calendar year of 2005, these executive officers are entitled to an annual base compensation of approximately $1,035,000 in the aggregate, plus bonus for the remaining term, and entitled to all employee benefits offered by the Company to its senior executives and key management employees. The executives receive an annual bonus in accordance with their employment contracts provided, that the annual bonus in any given year shall be no less than ten (10%) of Executive's Base Salary with respect to such year. The agreements are for a four-year term.

Future minimum payments of base salaries relating to the employment agreements are as follows:

Twelve months ending December 31,         Amount
--------------------------------       ------------
         2006                          $  1,261,668
         2007                             1,521,667
         2008                             1,781,667
         2009                               250,000
                                       ------------
                                       $  4,815,002
                                       ============

On October 21, 2005, in connection with the purchase of EMN, the Company entered into a three year employment agreement with an executive of EMN which entitles such individual an annual base compensation commencing at $300,000 per annum, escalating at $50,000 per annum thereafter, and all employee benefits offered by the Company to its senior executives and key management executives. The executive is entitled to a bonus when certain cash flow objectives are met in such year, but will receive a minimum bonus of not less than 10% of the current base year salary.

BRANDED MEDIA CORPORATION
Notes to Financial Statements
(continued)

In June 2005, the Company executed a consulting contract with a financial services company which requires compensation of monthly issuance of the Company's common stock for a value totaling $40,000. The contract expires in June 2006. Services include business and financial planning for corporate organization, structure, debt and equity financing.

See note 15 for other subsequent events.

      11. Equity transactions

All prices for common stock issuances were valued using the market value price at the date of issuance. The fair value of warrants issued to purchase shares of common stock was determined by using the black Scholes model. The risk free interest rate ranged from 3.7% to 4.51% and a weighted average volatility of 219%.

Fiscal Year 2005

Between  October 12, 2004 and March 24, 2005 the Company
received $890,000 of gross proceeds from the issuance of
10,555,000  (10,106,627 after  cancellations)  shares of
common  stock  in ten  separate  Regulation  D Rule  504
offerings  to  certain  institutional   investors.   The
Company  recorded a note  receivable  for  $20,000  due,
which was subsequently settled via the return of 100,000
shares of our stock in July,  2005. The issuance  prices
ranged from $.026 to $.50 per common share.                        $    890,000
                                                                   ============
Between  November  4,  2004 and  September  9,  2005 the
Company issued  1,279,683 shares of our common Stock for
legal and professional  services rendered.  The issuance
prices  ranged  from  $0.60 to $2.05 per  common  share.           $   1,485,078
                                                                   ============
On April 15, 2005 the Company  issued  600,000 shares of
common  stock in  accordance  with a  payment  of a note
payable in the amount of $200,000.  The stock was valued
at $342,000,  which  resulted in a charge to  operations
totaling  $142,000 as a loss on  extinguishment of debt.
The issue price was $.57 per common share.                         $    342,000
                                                                   ============

In   accordance   with  the  terms  of  four   executive
employment  agreements,  the Company issued  warrants to
the   executive   officers  to   purchase   six  million
(6,000,000)  shares of the Company's  common stock at an
exercise  price  of  $0.01  per  share,   which  may  be
exercised at any time on or before November 17, 2014 for
three  agreements  and  November  18, 2014 for the other
agreement.  The  warrants  were fair valued at $2.85 per
share.                                                             $ 17,100,000

In consideration  for promissory notes issued to certain
related  parties,  we issued 197,500 warrants which were
fair valued at $0.80 per share.                                         158,000
                                                                    -----------
                                                                    $17,258,000
                                                                    ===========

BRANDED MEDIA CORPORATION
Notes to Financial Statements
(continued)

On June 30, 2005, the Company issued  warrants to two of
its executive  officers to purchase  4,460,000 shares of
common  stock with an exercise  price of $0.01 per share
which may be exercised at any time before June 30, 2015.
The  issuance  fully  paid for  their  accrued  salaries
through December 31, 2004. The warrants were fair valued
at $0.40 per share.                                                 $ 1,784,000
                                                                    ===========

On  January 3 and March 10,  2005,  the  Company  issued
warrants  where the fair value ranged  between $2.85 and
$3.00  per  share  which  may be  exercised  at any time
before  January 3 and March 10, 2015 to purchase a total
of 200,000  shares of common stock to three  consultants
for services rendered.                                              $   413,000

On March 31, 2005,  the Company  issued  warrants to our
Chairman of the Board of  Directors  fair valued at $.89
per share  which  may be  exercised  at any time  before
March  31,  2015 to  purchase  250,000  shares of common
stock.                                                                  222,500

On May 2, 2005,  the Company  entered into an employment
agreement  with the  Director  of Special  Projects  and
Branding  and issued  warrants  fair  valued at $.80 per
share which may be  exercised  at any time before May 2,
2015 to purchase  1,500,000  shares of common stock with
an  exercise  price of $0.01 per share.  The  employment
agreement became effective in September, 2005.                        1,200,000

On July 19, 2005, the Company issued warrants to certain
members of our Board of  Directors  fair  valued at $.32
per share which may be exercised at any time before July
19, 2010 to  purchase  500,000  shares of common  stock.                160,000

In  connection  with  a  bridge  financing  executed  on
September 2, 2005,  The Company  issued 50,000  warrants
fair  valued at $0.78 per share.                                         39,000
                                                                    -----------
                                                                    $ 2,034,500
                                                                    ===========

Warrants issued to employees and non-employees during the period October 1, 2004 to December 31, 2005 can be converted to 17,667,333 shares of common stock. There were 12,043,333 warrants with an exercise price of $0.01 and 5,624,000 warrants with exercise prices ranging from $0.29 to $1.00 that have a weighted-average exercise price of $0.01 and $0.53, and a weighted-average remaining contractual life of approximately 8.36 and 4.81 years.

During the period March 2005 through September 2005, the Company received proceeds from the sale of twelve convertible notes in exchange for $1,250,000. These notes bear interest at 12% per annum and are due at the earlier of 30 days after closing of $5 million in financing or 12 months from the date of the note which range through September 2006. These notes are convertible into shares of Common Stock and include beneficial conversion privileges. As a result, the Company has recorded a discount on debt relating to this transaction in the amount of $657,801 which will be amortized to interest expense over the respective terms of the debt instrument. A relative fair value of approximately $311,328 was ascribed to the 625,000 warrants fair valued at $0.43 - $0.85 per share using the Black Scholes model, which were issued as part of this transaction. The relative fair value is amortized to interest expense over the terms of the debt instruments.

Fiscal Year 2006

On  October  17,  2005,   the  Company   issued   67,796
restricted  shares  of common  stock  valued at $.59 per
share to a consulting firm for services  rendered during
the month of September 2005.                                        $    40,000

On November 16, 2005,  the Company  issued 60,000 shares
of restricted  common stock to a consultant  for outside
services.  The restricted  stock was valued at $0.30 per
share.                                                                   18,000

On  December  16,  2005,   the  Company  issued  283,873
restricted  shares of common  stock with prices  ranging
between  $.33 and $.72 per common  share to a consulting
firm for services rendered during the months of October,
November and December 2005.                                             120,000
                                                                    -----------
                                                                    $   178,000
                                                                    ===========

BRANDED MEDIA CORPORATION
Notes to Financial Statements
(continued)

On November 16, 2005, debt was  extinguished  for a loan
payable to an entity owned and  controlled  by a related
party.  The  obligation  was  non-interest  bearing  and
payable on demand. The debt was extinguished in exchange
for 400,000  shares of restricted  stock valued at $0.26
per share.                                                          $   103,440
                                                                    ===========

On November 15, 2005, the Company issued warrants to two
of our directors  fair valued at $.47 and $.50 per share
to purchase a total of 500,000  shares of common  stock.
The  warrants  can  be  exercised  at  any  time  before
November 15, 2010.                                                      242,500

On November 18 and 30, 2005 the Company raised  proceeds
of $2,500 and $4,000,  respectively from the issuance of
two  promissory  notes to a related  party.  No interest
accrues on the notes.  In  consideration  for the notes,
the Company issued warrants fair valued at $.30 and $.38
per share to  purchase  shares of common  stock of 2,500
and 4,000  shares,  respectively.  The  warrants  can be
exercised at any time before November 2010.                               2,270
                                                                    -----------

                                                                    $   244,770
                                                                    ===========

On December  13, 2005,  the Company  issued a warrant to
purchase  83,333  shares of common stock to a consultant
as consideration  for accounting  services  performed in
2005.                                                               $    41,667
                                                                    ===========

In October 2005, the Company designated 600,000 shares of mandatorily redeemable convertible Series A preferred stock in order to raise $6,000,000 at $10.00 per share under a private placement.

During the three months ended December 31, 2005, the Company received proceeds from the sale of preferred stock totaling $2,350,000. The preferred stock is convertible into shares of common stock and includes beneficial conversion privileges. As a result, the Company has recorded a discount on debt relating to this transaction of $1,802,996, which will be amortized to additional paid-in-capital over a five year period. A relative fair value of $458,996 was ascribed to warrants to purchase 1,175,000 common shares which were issued as part of this transaction. The relative fair value is amortized to additional paid-in-capital over a five year period. In addition, issuance costs totaling $33,000 relating to this transaction are amortized to additional paid-in-capital.

On December 28, 2005, the Company issued warrants fair valued at $.35 per share to purchase 1,120,000 shares of common stock to a consultant for services rendered related to the offering of convertible notes, a loan and series A preferred stock. The warrants were reflected as deferred financing costs in current assets and preferred stock issuance costs in mandatorily, redeemable Series A Preferred Stock.

The Company has both accrued and undeclared dividends on preferred stock totaling $50,194 at December 31, 2005.

See Note 13 for additional discussion for mandatorily redeemable Convertible Series A preferred stock.

      12. Income taxes

The Company provides for Federal and state income taxes in accordance with current rates applied to accounting income before taxes. The current and deferred provision for income taxes for the quarter ended December 31, 2005 and the years ended September 30, 2005 and 2004 is $0.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, as well as the expected benefits of utilization of net operating loss carry-forwards. In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some portion of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible or the net operating losses can be utilized. Management considers the scheduled reversal of deferred tax liabilities and projected future taxable income in making this assessment.

A valuation allowance has been provided for the entire net deferred tax asset due to the uncertainty surrounding the utilization of these deferred assets.

The Company's provision for income taxes is based on estimated effective annual income tax rates. The provision may differ from income taxes currently payable because certain items of income and expense are recognized in different periods for financial statement purposes than for tax return purposes.

The Company has net operating loss carry-forwards for both Federal and state purposes totaling approximately $13,952,454 that expire through 2025. At the present time, the net operating loss carry-forwards for tax purposes may not be currently available as the Company is behind schedule in the filing of certain income tax returns.

BRANDED MEDIA CORPORATION
Notes to Financial Statements
(continued)

Significant   components   of  the  Company's  net  deferred  tax  assets  and
liabilities as follows

                                                            December 31,       September 30,
                                                                2005                2005
                                                           --------------     --------------
Benefit of net operating loss carry-forwards               $    6,151,022     $    5,999,555
Issuance of Stock Warrants                                      8,541,526          8,418,359
Impairment of Film, television and music library, net             298,135            321,068
Share-based compensation                                          152,220             56,169
Accrued officer salaries                                          767,120            767,120
Deferred compensation                                             146,200            104,275
Beneficial conversion feature relating to
 convertible notes, net                                           (82,301)          (185,636)
Effect of Rent Straight-Line Amortization                          22,985             22,985
EMN marketing contract, net                                      (587,785)                --
                                                           --------------     --------------
Deferred tax asset - net of liabilities                        15,409,122         15,503,895
Deferred tax asset valuation allowance                     $  (15,409,122)    $  (15,503,895)
                                                           --------------     --------------


Net Deferred tax asset                                     $            0     $            0
                                                           ==============     ==============

The Company evaluates the amount of deferred tax assets that are recorded against expected taxable income. As a result of this evaluation, the Company has recorded a valuation allowance of $15,409,432 at December 31, 2005 and $15,503,895 at September 30, 2005 , respectively, representing a current quarter change in the valuation allowance of $(94,773) and a year change in the valuation allowance of $9,647,846. This allowance was recorded based on the weight of available evidence, that is more likely than not, that some, or all, of the deferred tax asset may not be realized.

Income taxes computed at the federal statutory rate differ from amounts provided as follows:

                                          Period ended         Years ended
                                          December 31,         September 30,
                                              2005          2005         2004
                                          ------------     -------    --------
Provision for Federal taxes at
  statutory rate (34%)                       (34.00%)      (34.00%)   (34.00%)
State taxes, net of Federal benefit           (9.00%)       (9.00%)    (9.00%)
Permanent differences                          0.24
Valuation allowance applied against
  income tax benefit                          42.76%        43.00%     43.00%
Effective income tax rate                        --%           --%        --%

      13. Mandatorily Redeemable Convertible Series A Preferred Stock

The Company has authorized 10,000,000 shares of preferred stock.

In October 2005, the Company designated 600,000 shares of preferred stock as Series A preferred stock in order to raise $6,000,000 at $10.00 per share under a private placement of Series A Preferred Stock.

The holders of Preferred Stock are entitled to dividends at the rate of 10% of the Series A Preferred Stock purchase price per share, which was $10.00, as adjusted to reflect any stock split, stock dividend, combination, reclassification of reorganization. The holders of Series A Preferred Stock have a liquidation preference of an amount equal to one and one-half times the purchase price over the holders of common stock. The liquidation preference will be secured by a first priority position on 100% of the common stock of Executive Media Network. Each share of Series A Preferred Stock is convertible, at any time at the option of the holder, into forty shares of our common stock at an equivalent rate of $.25 per share of common stock. Each share of Series A Preferred Stock shall be automatically converted into forty shares of common stock upon the closing of a private offering of securities for a total offering of not less than $10,000,000, so long as all common stock is trading on a listed exchange, at an equivalent rate of $.25 per share of common stock. The holders of the Series A Preferred Stock have the right to elect one of the members of our Board of Directors. The holders of Series A Preferred Stock are entitled to vote on an "as converted to common stock" basis with the holders of common stock

BRANDED MEDIA CORPORATION
Notes to Financial Statements
(continued)

together as one class on all matters to be voted upon by the holders of common stock except in certain cases and as required by law. Commencing on the fifth anniversary of the closing of the initial purchase of the Series A Preferred Stock, the Company is obligated to redeem the Series A Preferred Stock in three equal annual installments if requested by the holders holding at least 50% of the then outstanding shares of Series A Preferred Stock. The redemption price will be the original issuance price plus all accrued and unpaid dividends.

On October 11, 2005, the Company raised $2,200,000 in a Series A preferred stock offering for the purpose of acquiring Executive Media Network Inc. by issuing 220,000 shares of the Series A preferred stock at $10.00 per share to a related party. In addition, and pursuant to this issue, the Company issued a warrant preferred stock to purchase 1,100,000 shares of common stock at $0.50 per share, which may be exercised at any time within five years and has a relative fair value of $440,000 using the Black Scholes model with a risk free interest rate of 4.27% and a volatility of 273.65%, and is amortized to additional paid-in capital.

On November 30, 2005, the Company raised $150,000 in a preferred stock offering by issuing 15,000 shares of the Series A (from the 600,000 designated amount) preferred stock at $10.00 per share. In addition, and pursuant to this issue of Series A preferred stock, the Company issued a warrant to purchase 75,000 shares of common stock at $0.50 per share, which may be exercised at any time within five years and has a relative fair value of $18,996 using the Black Scholes model with a risk free interest rate of 4.42% and a volatility of 281.61%, and is amortized to additional paid-in capital.

Components of Series A preferred stock at December 31, 2005 are:

                                                           Amount
Preferred stock                                        $ 2,350,000
Beneficial conversion feature, net of accumulated
  amortization of $80,517                               (1,722,479)
Relative fair value of warrants issued to
  preferred stockholders, net of accumulated
   amortization of $20,405                                (438,591)
Preferred stock dividends                                   50,194
Issuance costs, net of accumulated amortization
  Of $1,537                                                (31,463)
                                                       -----------
                                                       $   207,661
                                                       ===========

       14. Business Segments

The Company operates two separate legal and reporting entities, Branded Media and EMN, which is a wholly owned subsidiary of Branded Media.

Branded Media, a marketing company that has recently launched multi-media platforms to expose clients' brands or products. Branded Media will share in several categories of revenue: television production and distribution, book publishing and merchandising. EMN is an out-of-home media specialist that sells poster advertisements to its clients and shares the revenue with its airline partners.

                                                December 31, 2005
                                  ----------------------------------------------
                                  Branded Media         EMN         Consolidated
                                   -----------      -----------     -----------
Revenues                           $    12,750      $ 1,192,240     $ 1,204,990
Depreciation and amortization            3,553           46,600          50,153
Operating income (loss)             (1,137,704)         194,485        (943,219)
Interest and other expenses, net      (510,222)         263,953        (246,269)
Net income (loss)                   (1,647,926)         458,438      (1,189,488)
Assets                             $   226,900      $ 4,127,628     $ 4,354,528

Segment operating income (loss) represents revenues, less all direct costs and expenses applicable to each reporting segment. There is no allocation of interest expense or any inter-segment sales. Reported segment assets are directly related to the segment operations.

Revenues from transactions with two customers are greater than 10% of EMN's total revenues. Revenue generated from these two customers totaled $973,108, representing 82% of total revenue for the three months ended December 31, 2005.

       15. Retirement plan

During the three months ended December 31, 2005, under FASB Statement No. 87, "Employers' Accounting for Pensions", FASB Statement No. 88, "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits" and FASB Statement No. 132 (revised 2003), "Employers' Disclosures about Pensions and Other Postretirement Benefits" the Company recognized a settlement gain totaling $263,141 due to the termination of EMN's retirement plan in October, 2005. All benefits were distributed to the former plan participants.

       16. Events Subsequent to December 31, 2005

BRANDED MEDIA CORPORATION
Notes to Financial Statements
(continued)

On January 11, 2006, the Company received proceeds of $2,000 from the issuance of a promissory note issued to a related party. No interest accrues on the note. In addition to the note, we issued a warrant to purchase 2,000 shares of common stock at a conversion price of $.50. The warrant can be exercised at any time over the next five years. The warrant is valued at $640 using the Black Scholes model and was recorded as expense in the statement of operations.

On January 16, 2006, the Company raised $150,000 by issuing 15,000 shares of the mandatorily redeemable convertible Series A preferred stock at $10.00 per share. In addition, and pursuant to this issue, the Company issued a warrant to purchase 75,000 shares of common stock at $0.50 per share, which may be exercised at any time over the next five years. The warrant was valued at $34,500 using the Black Scholes model and will accrete to the carrying value of the convertible preferred stock.

On January 16, 2006, the Company amended certain convertible notes totaling $200,000 with a related party. Subsequent to the amendment, the holder immediately converted the notes to 20,000 shares of Series A preferred Stock of the Company also valued at $200,000. In addition, pursuant to this issue of Series A preferred stock, the Company issued a warrant to purchase 75,000 shares of common stock at $0.50 per share, which may be exercised at any time over the next five years. The warrant was valued at $34,500 using the Black Scholes model and will accrete to the carrying value of the convertible preferred stock.

On January 20, 2006, the Company issued a warrant to an unrelated outside debt holder to purchase 250,000 shares of common stock in consideration for granting the Company forbearance on debt originally due December 31, 2005 to March 29,2006. The transaction was valued at $120,000 using the Black Scholes model on the date of the issuance and was recorded as interest expense in the consolidated statement of operations.

On January, 20, 2006, in consideration for three unrelated debt holder forbearances, the Company agreed to issue 15,000 shares of common stock. The debt holders agree to forebear and not demand repayment of principal and accrued interest until October 1, 2006. The transaction was valued at $6,000 using the closing stock price on the date of transaction and was recorded as interest expense in the consolidated statement of operations.

During the month of January 2006, the Company repaid two officers a total of $22,500 in cash related to certain notes payable.

On February 14, 2006, the Company raised $25,000 in a Series A preferred stock offering by issuing 2,500 shares of the Series A preferred stock at $10.00 per share. In addition, and pursuant to this issue of Series A preferred stock, the Company issued a warrant to purchase 12,500 shares of common stock at $0.50 per share, which may be exercised at any time over the next five years. The warrant was valued at $4,625 using the Black Scholes model and will accrete to the carrying value of the preferred stock.

On February 16, 2006, the Company agreed to issue 16,547 shares of common stock to a consultant for services rendered pursuant to a consulting contract. The transaction was valued at $5,760 and will be recorded as consulting expense in the statement of operations.

On February 28, 2006, the Company received proceeds of $2,000 from the issuance of a promissory note issued to a related party. No interest accrues on the note. The note was repaid on March 13, 2006.

On March 1, 2006, the Company raised $25,000 in a Series A preferred stock offering by issuing 2,500 shares of the Series A preferred stock at $10.00 per share. In addition, and pursuant to this issue of Series A preferred stock, the Company issued a warrant to purchase 12,500 shares of common stock at $0.50 per share, which may be exercised at any time over the next five years. The warrant was valued at $7,125 using the Black Scholes model and will accrete to the carrying value of the preferred stock.

On March 6, 2006, the Company raised $25,000 in a Series A preferred stock offering by issuing 2,500 shares of the Series A preferred stock at $10.00 per share. In addition, and pursuant to this issue of Series A preferred stock, the Company issued a warrant to purchase 12,500 shares of common stock at $0.50 per share, which may be exercised at any time over the next five years. The warrant was valued at $5,625 using the Black Scholes model and will accrete to the carrying value of the preferred stock.

On March 8, 2006, the Company raised $25,000 in a Series A convertible preferred stock offering by issuing 2,500 shares of preferred stock at $10.00 per share. In addition and pursuant to this issue, the Company issued a warrant to purchase 12,500 shares of common stock at $0.50 per share which may be exercised at any time over the next five years. The warrant was valued at $5,250 using the Black Scholes model. The fair value of the warrants will accrete to the preferred stock carrying value.

BRANDED MEDIA CORPORATION
Notes to Financial Statements
(continued)

On March 17, 2006, the Company issued a warrant to an unrelated debt holder to purchase 150,000 shares of common stock in consideration for granting the Company a forbearance on convertible debt originally due on March 16, 2006. The transaction was valued at $66,000 using the Black Scholes model and will be recorded as interest expense in the consolidated statement of operations.

Financial Statements

      Set forth below are the audited financials for EXECUTIVE MEDIA NETWORK, INC. for the fiscal years ended September 30, 2005 and 2004. The financial statements are attached to this report and filed as part of this report.



                      Index to EMN Financial Statements
                                                                            Page
                                                                            ----

Report of Independent Registered Public Accounting Firm...................  F-25

Balance Sheets as of September 30, 2005 and 2004..........................  F-26

Statements of Operations and Retained Earnings (Deficit)
   for the years ended September 30, 2005 and 2004........................  F-27

Statements of Stockholders' Equity (Deficit) for the years ended
   September 30, 2005 and 2004............................................  F-27

Statements of Cash Flows for the years ended
   September 30, 2005 and 2004............................................  F-28

Notes to Financial Statements.............................................  F-29

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors of Executive Media Network, Inc.
New York, New York

     We have audited the accompanying balance sheets of Executive Media Network, Inc. as of September 30, 2005 and 2004 and the related statements of operations, and stockholders' equity (deficit) and cash flows for the years ended September 30, 2005 and 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Executive Media Network, Inc. as of September 30, 2005 and 2004 and the results of its operations and its cash flows for the years ended September 30, 2005 and 2004 in conformity with accounting principles generally accepted in the United States of America.


Friedman LLP
March 3, 2006

EXECUTIVE MEDIA NETWORK, INC.
Balance Sheet
--------------------------------------------------------------------------------

                                                           September 30
                                                       2005            2004
                                                     ---------       ---------
                                     Assets
Current assets:
 Cash and cash equivalents                           $  90,831       $ 141,533
 Accounts receivable                                   239,997         553,028
 Prepaid income taxes                                   16,938              --
 Other current assets                                    7,916           8,259
                                                     ---------       ---------
 Total current assets                                  355,682         702,820

Security deposit                                         1,800           1,800
                                                     ---------       ---------
Total Assets                                         $ 357,482       $ 704,620
                                                     =========       =========

                 Liabilities and Stockholders' Equity (Deficit)

Current liabilities:
 Accounts payable                                    $  56,994       $ 184,787
 Accrued expenses                                       67,683          68,502
 Unearned revenue                                           --          85,000
 Accrued pension liability                             263,141          73,376
                                                     ---------       ---------
 Total current liabilities                             387,818         411,665
                                                     ---------       ---------

Stockholders' Equity (deficit):
  Common stock, no par value
  100 Shares authorized, issued and outstanding         20,000          20,000
  Retained earnings (deficit)                          (50,336)        272,955
                                                     ---------       ---------
Total stockholders' equity (deficit)                   (30,336)        292,955
                                                     ---------       ---------
Total Liabilities and Stockholders' Deficit          $ 357,482       $ 704,620
                                                     =========       =========

See the accompanying notes to financial statements.

EXECUTIVE MEDIA NETWORK, INC.
Statements of Operations and Retained Earnings (Deficit)
--------------------------------------------------------------------------------
                                              For the Years Ended September 30
                                                  2005               2004
                                               -----------       -----------
Revenues
 Services                                      $ 4,014,250       $ 4,697,068
                                               -----------       -----------
Operating expenses:
 Cost of services                                2,582,257         2,840,848
 General and administrative expenses             1,571,639         1,762,534
                                               -----------       -----------
 Total operating expenses                        4,153,896         4,603,382
                                               -----------       -----------
Operating income (loss)                           (139,646)           93,686
                                               -----------       -----------
Other income
 Dividends                                           4,627             1,889
                                               -----------       -----------
                                                     4,627             1,889
                                               -----------       -----------
Income (loss) before income tax provision         (135,019)           95,575
Income tax provision                                 7,784            43,656
                                               -----------       -----------
Net income (loss)                                 (142,803)           51,919

Retained earnings, beginning of year               272,955           510,036
                                               -----------       -----------
                                                   130,152           561,955
Less:  Stockholders' distributions                (180,488)         (289,000)
                                               -----------       -----------
Retained earnings (deficit), end of year       $   (50,336)      $   272,955
                                               ===========       ===========

See the accompanying notes to financial statements.

EXECUTIVE MEDIA NETWORK, INC.
Statements of Cash Flows
--------------------------------------------------------------------------------

                                                         For The Years Ended September 30,
                                                               2005            2004
                                                            -----------     -----------
Cash flows from operating activities
Net income (loss)                                           $  (142,803)    $    51,919
Adjustments to reconcile net income (loss) to net cash
  provided by (used in) operating activities
Changes in operating assets and liabilities:
  Accounts receivable                                           313,031        (403,151)
  Other current assets                                               --          62,663
  Prepaid income taxes                                          (16,597)             --
  Accounts payable                                             (127,794)         39,998
  Accrued expenses                                                 (819)         41,135
  Deferred revenue                                              (85,000)         85,000
  Accrued pension liability                                     189,768          73,376
                                                            -----------     -----------
Net cash provided by (used in) operating activities             129,786         (49,060)
                                                            -----------     -----------
Cash flows from investing activities
                                                            -----------     -----------
Net cash from investing activities                                   --              --
                                                            -----------     -----------
Cash flows from financing activities
  Proceeds from shareholder loans                                    --          40,000
  Shareholders' distributions                                  (180,488)       (289,000)
                                                            -----------     -----------
Net cash used in financing activities                          (180,488)       (249,000)
                                                            -----------     -----------
Decrease in cash and cash equivalents                           (50,702)       (298,060)
Cash and cash equivalents, beginning of year                    141,533         439,593
                                                            -----------     -----------
Cash and cash equivalents, end of year                      $    90,831     $   141,533
                                                            ===========     ===========

                       SUPPLEMENTAL CASH FLOW INFORMATION

Cash paid for interest                                      $        --     $        --
Cash paid for income taxes                                           --              --
                                                                 25,263          46,553

See the accompanying notes to financial statements

EXECUTIVE MEDIA NETWORK, INC.
Notes to Financial Statements

      1. Organization and Business

Executive Media Network ("EMN", the "Company," "we," "us," "our") is a place based media company, which offers advertising media displays worldwide in airline clubs and first class lounges of many major United States and foreign flag airline carriers.

      2. Significant Accounting Policies

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The Company evaluates all of its estimates on an on-going basis and may consult outside experts to assist in the Company's evaluations. Actual results could differ from those estimates.

Revenue Recognition


EMN enters into contracts with advertising agencies to rent their clients advertising space in "place-based media units" (displays) in airline clubs and lounges. Fees are invoiced to advertising agencies for displays. Payments from the agencies for such displays are made net of a 15% amount in payment for their work in developing the advertisements and cost of the displays. The terms of the Company's agreements with its airline customers range from three to five years. The Company is responsible for all of the costs of operating and managing the displays and shares the revenue with its airline partners. Generally, the Company remits one-half of the net monies received from the advertising agencies to the respective airline carrier in payment for the display space rental.


The Company  recognizes  revenue in accordance  with Staff  Accounting  Bulletin
(SAB) No. 104, Revenue Recognition. The SAB requires, among other things, that an entity should recognize revenue when all of the following conditions are met:

      o     Persuasive evidence of an arrangement exists,

      o     Delivery has occurred or services have been rendered,

      o     The seller's price to the buyer is fixed or determinable,

      o     Collectibility is reasonably assured.

If any one of the preceding conditions is not met, the Company will defer recognizing revenue until all of the conditions are met.

Revenue is accounted for in accordance with Emerging Issue Task Force (EITF) Issue No. 99-19, "Reporting Revenue Gross as a Principal versus Net as an Agent". Revenue is recognized on a gross basis since the Company has the risks and rewards of ownership, latitude in selection of vendors and pricing, and bears all credit risk. Advance payments made by customers are included in customer deposits.

Cash and Cash Equivalents

Cash equivalents are highly liquid investments with original maturities of three months or less at the time of purchase and are stated at estimated fair value, which approximates cost. Cash is maintained at high credit quality financial institutions. At September 30, 2005 and 2004, there are no cash equivalents.

EXECUTIVE MEDIA NETWORK, INC.
Notes to Financial Statements
(continued)

Allowance for Doubtful Accounts

Management makes estimates of uncollectibility of accounts receivable. Management specifically analyzes the aging of accounts receivable, client credit reports, industry trends and economic indicators, as well as analysis of recent payment history for specific customers. At September 30, 2005 and 2004, all accounts are fully collectible and no allowance for doubtful accounts was required.

Concentrations of Credit Risk

Financial instruments that potentially subject us to concentrations of credit risk are primarily cash and cash equivalents and accounts receivable. We invest our excess cash in highly liquid investments with high credit quality financial institutions. At times, the Company maintains bank account balances, which exceed FDIC limits. The Company has not experienced any losses in such accounts and believes that it is not exposed to any significant credit risk on cash. The Company performs ongoing credit evaluations of its clients and maintains an allowance for doubtful accounts based upon the expected collectibility of all accounts receivable.

Income taxes

The Company, with the consent of its stockholders, has elected under the Subchapter S provisions of the Internal Revenue Code and various tax laws to be treated as an "S" Corporation. Accordingly, there is no provision for Federal and State income taxes for the Company, other than minimum taxes due. The Company has provided an income tax provision for those local taxing authorities that do not recognize "S" Corporation.

Upon the sale of all of the common stock of the Company in October 2005, as described in Note 5, the Company's "S" corporation election was revoked and will be considered corporations of a consolidated group subject to Federal, State and Local Corporate income taxes. On a prospective basis, the company expects to have an effective income tax rate of approximately 40%.

Fair Value of Financial Instruments

The fair value of financial instruments is the amount for which the instrument could be exchanged in a current transaction between willing parties. In the opinion of management, as of September 30, 2005 and 2004, the carrying values of cash and cash equivalents, accounts receivable and accounts payable approximated their respective fair values because of the short duration of these instruments.

      3. Recent Accounting Pronouncements

The FASB issued  Statement  of  Financial  Accounting  Standard No. 123 (revised
2004), Share-Based Payment ("SFAS 123(R)"), in December 2004; it replaces SFAS 123, and supersedes APB 25. Under SFAS 123(R), companies would have been required to implement the standard as of the beginning of the first interim reporting period that begins after June 15, 2005. However, in April 2005, the SEC announced the adoption of an Amendment to Rule 4-01(a) of Regulation S-X regarding the compliance date for SFAS 123(R) that amends the compliance dates and allows companies to implement SFAS 123(R) beginning with the first annual reporting period beginning on or after June 15, 2005. The Company intends to adopt SFAS 123(R) in its fiscal year beginning October 1, 2005. The Company does not presently administer any stock option programs and the adoption of SFAS 123R is not expected to have a material impact on the Company's financial position or results of operations.

EXECUTIVE MEDIA NETWORK, INC.
Notes to Financial Statements
(continued)

In December, 2004, the FASB issued Statement of Financial Accounting Standard No. 153, Exchanges of Non-monetary Assets -- an amendment of APB Opinion No. 29 ("SFAS 153"). SFAS 153 is effective, and will be adopted, for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005 and is to be applied prospectively. SFAS 153 eliminates the exception for fair value treatment of non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. A non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. Adoption is not expected to have a material effect on the Company's financial position or results of operations.

In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections - A Replacement of APB Opinion No. 20 and FASB Statement No.3 ("SFAS No. 154"). SFAS No. 154 requires the retrospective application to prior periods' financial statements of changes in accounting principle, unless it is impractible to determine either the period-specific effects or cumulative effect of the accounting change. SFAS No. 154 also requires that a change in depreciation, amortization, or depletion method for long-lived non-financial assets be accounted for as a change in accounting estimated affected by a change in accounting principle. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005 and we will adopt this provision, as applicable, during fiscal year 2006.

      4. Pension Plan

Retirement Pension Plan

The Company sponsors a defined benefit pension plan that covers all of its employees. Pension benefits for employees are based on years of credited service and compensation. The Company's funding policy provides that annual contributions to the pension trusts will be at least equal to the minimum amounts required by ERISA in the U.S.

At the end of 2004, the plan was amended to freeze the benefit for one participant. Effective April 1, 2005, the benefits for the other participants were frozen, and the plan termination process was begun. Assets were fully distributed in October 2005, and the plan fully terminated resulting in a settlement gain totaling $263,141 in the first quarter of fiscal year ending September 30, 2006.

When ("FAS 87") Employers' Accounting for Pensions was first adopted by the Company in 2003, plan obligations computed under the standard were compared to plan assets which either created a surplus or deficit that would differ from that recognized under the prior accounting method. FAS 87 promulgates that this difference in funded status between accounting bases be recognized over a period of years tied to expected future service under the plan. Accordingly, the unfunded obligation at January 1, 2003 was treated as being amortized over an 8-year period. The plan is designed to provide 72.3% of final average pay at normal retirement, which was defined to be the first day of the plan year nearest the attainment of age 57 and 10 years of plan participation.

Actuarial Assumptions

Participants covered under the plan are assumed to retire at their respective normal retirement dates. No pre-retirement decrements were assumed, and participants were assumed to elect lump sums at retirement computed at an interest rate equal to 75 basis points less than the discount rate.

The following are the assumptions used in the measurement of the projected benefit obligation (PBO) and net periodic expense.

EXECUTIVE MEDIA NETWORK, INC.
Notes to Financial Statements
(continued)

Benefit Obligations               2005            2004
-------------------------        ------          ------
Discount rate                     5.75%           6.25%
Expected rate of return           6.00%           6.00%

Net Periodic Benefit Cost
-------------------------
Inflation                         3.00%           3.00%
Salary scale                      5.00%           5.00%
Lump sum settlement rate          5.00%           5.50%

Since the Company measures its pension obligations at December 31, the assumptions noted above are used to calculate the accumulated benefit obligation
(ABO) as of December 31, of the current fiscal year and net periodic pension expense for the subsequent fiscal year.

The discount rate is used to calculate the present value of the PBO. The rate used reflects a rate of return on investments that match the duration of expected benefit payments.

The assumed return on plan assets is used to determine net periodic pension expense. The rate of return assumptions are based on projected long-term market returns for the various asset classes in which the plans are invested, weighted by the target asset allocations. The return assumption is reviewed annually.

The rate of compensation increase represents the long-term assumption for expected increases to salaries.

In recognition of the long-term nature of the liabilities of the pension plans, the Company has targeted an asset allocation strategy that intends to promote asset growth while maintaining an acceptable level of risk over the long term. The investment strategies for the pension plans are designed to achieve an appropriate diversification of investments as well as safety and security of the principal invested. Assets of the plans are both actively and passively managed.

The following reconciliation presents the funded status at each date.

Reconciliation Of Funded Status                          September 30, 2005   December 31, 2004
-------------------------------                            ------------         ------------
1. Accumulated benefit obligation                           ($1,210,878)         ($1,377,731)
2. Effect of future compensation increases                            0             (274,713)
                                                           ------------         ------------
3. Projected benefit obligation                             ($1,210,878)         ($1,652,444)
4. Plan assets at fair market value                           1,210,878            1,034,461
5. Funded status                                                      0             (617,983)
6. Unrecognized net (asset)/ obligation at transition                 0                    0
7. Unrecognized prior service cost                              323,501              375,678
8. Unrecognized net (gain)/loss                                (586,642)             168,929
                                                           ------------         ------------
9. (Accrued)/prepaid pension cost                             ($263,141)            ($73,376)
                                                           ============         ============

EXECUTIVE MEDIA NETWORK, INC.
Notes to Financial Statements
(continued)

The assets set aside in the trust to fund pension benefits are summarized as follows:

                                                        2005            2004
                                                    -----------     -----------
Valuation assets as of the beginning of period      $ 1,034,461     $   801,443
Employer contributions during the year                   95,535         160,000
Investment return                                        80,882          73,018
Benefit payments                                             --              --
                                                    -----------     -----------
Valuation assets as of the end of period            $ 1,210,878     $ 1,034,461
                                                    ===========     ===========

SFAS 87 requires a company to record a minimum liability that is at least equal to the unfunded accumulated benefit obligation. The additional minimum pension liability, net of a deferred tax asset, is charged to accumulated other comprehensive loss. The Company's additional minimum pension liability was $263,141.

Amounts included in the consolidated balance sheet at September 30, were comprised of the following:

                                September 30, 2005    December 31, 2004
                                   -----------           -----------
Prepaid pension asset              $        --           $        --
Pension liability                     (263,141)             (343,270)
Deferred tax asset on minimum               --                    --
   Pension liability
Intangible asset                            --               269,894
                                   -----------           -----------
Accrued pension liability          $  (263,141)          $   (73,376)
                                   ===========           ===========

EXPENSE
The components of net periodic pension expense are as follows:

                                                                       Nine Months Ended    Plan Year Ended
                    Pension Expense (Income)                           September 30, 2005   December 31, 2004
                    ------------------------                              ------------        ------------
1. Service cost                                                           $    208,031        $    219,575
2. Interest cost                                                                79,180              77,497
3. Expected return on assets                                                   (54,600)            (53,587)
4. Amortization of unrecognized net (asset)/obligation at transition                 0                   0
5. Amortization of unrecognized prior service cost                              52,178              62,613
6. Amortization of unrecognized net (gain)/loss                                    511                   0
                                                                          ------------        ------------
7. Net periodic pension cost/(income)                                     $    285,300        $    306,098
                                                                          ============        ============

In accordance with SFAS No. 132 "Employer's Disclosures about Pensions and Other Postretirement Benefits," the PBO, ABO and fair value of plan assets is required to be disclosed for all plans where the ABO is in excess of plan assets. The difference between the PBO and ABO is that the PBO includes projected compensation increases. Additional information is as follows:

EXECUTIVE MEDIA NETWORK, INC.
Notes to Financial Statements
(continued)
                 September 30, 2005    December 31, 2004
                    ------------          ------------
PBO                 $  1,210,878          $  1,652,444
ABO                    1,210,878             1,377,731
Plan assets            1,210,878             1,034,461

      5. Major Customers

During fiscal years 2005 and 2004, the Company generated revenues totaling approximately $3,312,714 from four major customers representing approximately 83% of total revenues and approximately $3,737,625 from four major customers representing approximately 80% of total revenues, respectively.

      6. Subsequent Event

Stockholders' Equity

On October 21, 2005, the stockholders of the Company entered into an agreement with Branded Media Corporation (BMC), a public company whereby BMC acquired 100% of the outstanding common shares of the Company for $3,050,000. The purchase price consisted of $2.2 million cash consideration, a note totaling $350,000, and the issuance of warrants to purchase 1,000,000 shares of BMC Common Stock valued at $500,000 to a 50% owner of EMN. BMC and the Company have obtained a third party valuation of certain intangible assets, thus allowing the companies to allocate the purchase price based on the fair values of the assets and liabilities acquired.

BMC is a multi-media branding company that builds its clients' brands and markets its clients' consumer products through a proprietary strategy. Branded Media(TM) is designed to increase sales of its clients' consumer products by exposing their brands and their messages through television and internet programming, print, DVD, Video-on-Demand, and Direct-Response infomercials.

PART I

Item 1.  Index to Exhibits

         The Exhibits listed below are filed as part of this Registration Statement unless otherwise indicated.

   Exhibit No.                              Description
   -----------    --------------------------------------------------------------

      3.1         Articles  of  Incorporation  of the  Company  dated  July  26,
                  2004.(1)

      3.2 Certificate of Amendment to Articles of Incorporation of the Company dated October 26, 2004. (1)

      3.3 Certificate of Amendment to Articles of Incorporation of the Company dated October 28, 2004. (1)

      3.4         Articles of Merger dated August 20, 2004. (1)

      3.5         Bylaws of the Company. (1)

      3.6         Amended and Restated Certificate of Designations dated January
                  6, 2006.

      4.1 Specimen Certificate for Branded Media Corporation Common Stock, par value $.001 per share. (1)

      4.2         Form of Common Stock Purchase Warrant. (1)

      4.3         Form of Registration Rights Agreement. (1)

      4.4         Form of Convertible Secured Promissory Note. (1)

      4.5         Form of Common Stock Subscription Agreement. (1)

      4.6 Intangible Asset Purchase Agreement between the Company and Convergiton, Inc. dated July 17, 2004. (1)

      4.7 Letter Agreement between the Company and McKim and Company, LLC dated April 13, 2005. (1)

      4.8         Letter   Agreement   between  the   Company  and   Westminster
                  Securities Corp. dated June 10, 2005. (1)

      4.9         Letter   Agreement   between  the   Company  and   Westminster
                  Securities Corp. dated June 23, 2005. (1)

      4.10 Specimen Certificate for Branded Media Corporation Series A Preferred Stock, par value $.001 per share.(2)

      4.11        Form of Series A Preferred Stock Purchase Agreement.

      4.12        Form  of  Series  A  Preferred   Stock   Registration   Rights
                  Agreement.

      4.13 Letter Agreement between the Company and McKim and Company, LLC dated August 1, 2005.(2)

      10.1 Plan of Merger dated August 20, 2004 between Mediacom Entertainment, Inc., a Delaware corporation, and Mediacom
                  Entertainment, Inc., a Nevada corporation (included in Articles of Merger in Exhibit 3.4).

      10.2 Employment Agreement between the Company and Eve Krzyzanowski dated November 18, 2004. (1)

      10.3 Employment Agreement between the Company and Joseph Coffey dated November 18, 2004. (1)

      10.4 Employment Agreement between the Company and Donald Taylor dated November 18, 2004. (1)

      10.5 Employment Agreement between the Company and Gerald Labush dated November 18. 2004. (1)

      10.6 Secured Promissory Note dated August 30, 2005 issued to The Vantage Funds. (1)

      10.7        Form of Security Agreement. (1)

      10.8 Stock Purchase Agreement among the Company, Executive Media Network, Brian Pussilano and James Luddy dated October 21, 2005.(2)


                                     III-1

   Exhibit No.                              Description
   -----------    --------------------------------------------------------------
      10.9        Employment  Agreement  between the Company and Brian Pussilano dated October 21, 2005.(2)

      21.1        List of Subsidiaries


      23.1 Consent of Independent Registered Public Accounting Firm dated May 10, 2006.


(1) Incorporated by reference from the Company's Form 10-SB, file number 000-03574, filed on October 3, 2005.

(2) Incorporated by reference from the Company's Amendment No. 1 to Form 10-SB, file number 000-03574, filed on November 15, 2005.


Item 2.  Description of Exhibits

         See Item 1 above.


                                     III-2

                                   SIGNATURES

      Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this Registration Statement on Form 10-SB to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       BRANDED MEDIA CORPORATION
                                       Nevada corporation



Date:  May 10, 2006                    By:  /s/ Eve Krzyzanowski
                                            ------------------------------------
                                            Eve Krzyzanowski
                                       Its: Chief Executive Officer and Director




         This Registration Statement on Form 10-SB has been signed by the following persons in the capacities and on the dates indicated.


By: /s/ Eve Krzyzanowski                                         May 10, 2006
    -----------------------------------------------------
    Eve Krzyzanowski
    Chief Executive Officer and Director

By: /s/ Donald C. Taylor                                         May 10, 2006
    -----------------------------------------------------
    Donald C. Taylor
    President, Chief Financial Officer and Director
    (Principal Financial and Accounting Officer)

By: /s/ Michael Scofield                                         May 10, 2006
    -----------------------------------------------------
    Michael Scofield
    Director

By: /s/ Sarah Frank                                              May 10, 2006
    -----------------------------------------------------
    Sarah Frank
    Director

By:                                                              May 10, 2006
    -----------------------------------------------------
    Gary Kucher
    Director



                                     III-3

By: /s/ Joseph Coffey                                            May 10, 2006
    -----------------------------------------------------
    Joseph Coffey
    Chief Operating Officer, General Counsel and Director

By: /s/ Suzanne D. Jaffe                                         May 10, 2006
    -----------------------------------------------------
    Suzanne D. Jaffe
    Director

By: /s/ James J. Cahill                                          May 10, 2006
    -----------------------------------------------------
    James J. Cahill
    Director



                                     III-4

                                  EXHIBIT INDEX

   Exhibit No.                              Description
   -----------    --------------------------------------------------------------

      3.1         Articles  of  Incorporation  of the  Company  dated  July  26,
                  2004.(1)

      3.2 Certificate of Amendment to Articles of Incorporation of the Company dated October 26, 2004. (1)

      3.3 Certificate of Amendment to Articles of Incorporation of the Company dated October 28, 2004. (1)

      3.4         Articles of Merger dated August 20, 2004. (1)

      3.5         Bylaws of the Company. (1)

      3.6 Amended and Restated Certificate of Designations dated January 6, 2006. (3)

      4.1 Specimen Certificate for Branded Media Corporation Common Stock, par value $.001 per share. (1)

      4.2         Form of Common Stock Purchase Warrant. (1)

      4.3         Form of Registration Rights Agreement. (1)

      4.4         Form of Convertible Secured Promissory Note. (1)

      4.5         Form of Common Stock Subscription Agreement. (1)

      4.6 Intangible Asset Purchase Agreement between the Company and Convergiton, Inc. dated July 17, 2004. (1)

      4.7 Letter Agreement between the Company and McKim and Company, LLC dated April 13, 2005. (1)

      4.8         Letter   Agreement   between  the   Company  and   Westminster
                  Securities Corp. dated June 10, 2005. (1)

      4.9         Letter   Agreement   between  the   Company  and   Westminster
                  Securities Corp. dated June 23, 2005. (1)

      4.10 Specimen Certificate for Branded Media Corporation Series A Preferred Stock, par value $.001 per share.(2)

      4.11        Form of Series A Preferred Stock Purchase Agreement. (3)

      4.12        Form  of  Series  A  Preferred   Stock   Registration   Rights
                  Agreement. (3)

      4.13 Letter Agreement between the Company and McKim and Company, LLC dated August 1, 2005. (2)

      10.1 Plan of Merger dated August 20, 2004 between Mediacom Entertainment, Inc., a Delaware corporation, and Mediacom
                  Entertainment, Inc., a Nevada corporation (included in Articles of Merger in Exhibit 3.4).

      10.2 Employment Agreement between the Company and Eve Krzyzanowski dated November 18, 2004. (1)

      10.3 Employment Agreement between the Company and Joseph Coffey dated November 18, 2004. (1)

      10.4 Employment Agreement between the Company and Donald Taylor dated November 18, 2004. (1)

      10.5 Employment Agreement between the Company and Gerald Labush dated November 18. 2004. (1)

      10.6 Secured Promissory Note dated August 30, 2005 issued to The Vantage Funds. (1)

      10.7        Form of Security Agreement. (1)

      10.8 Stock Purchase Agreement among the Company, Executive Media Network, Brian Pussilano and James Luddy dated October 21, 2005.(2)

      10.9 Employment Agreement between the Company and Brian Pussilano dated October 21, 2005.(2)

      21.1        List of Subsidiaries (3)


      23.1 Consent of Independent Registered Public Accounting Firm dated May 10, 2006.


_____________
(1) Incorporated by reference from the Company's Form 10-SB, file number 000-03574, filed October 3, 2005.

(2) Incorporated by reference from the Company's Amendment No.1 to Form 10-SB, file number 000-03574, filed on November 15, 2005.

(3) Incorporated by reference from the Company's Form 10-SB, file number 000-03574, filed on April 3, 2006.


                                     III-5